                                                     REGISTRATION NO. 333-30329


                          SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.


                           PRE-EFFECTIVE AMENDMENT NO. 1


                                          TO

                                       FORM S-6

                  FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                        OF SECURITIES OF UNIT INVESTMENT TRUST
                              REGISTERED ON FORM N-8B-2

A.  Exact name of Trust: Separate Account SL

B.  Name of depositor: SAFECO Life Insurance Company

C.  Complete address of depositor's principal executive offices:
          15411 N.E. 51st St., Redmond, Washington 98052

D.  Name and address of agent for service:

         William E. Crawford, Esq.
         SAFECO Life Insurance Company
         15411 N.E. 51st Street
         Redmond, Washington 98052

    Copies to:

         Leslie A. Harrison, ESQ
         SAFECO Corporation
         SAFECO Plaza
         Seattle, WA 98185

E.  Title and amount of securities being registered:
         Individual Flexible Premium Variable Life Insurance Policies


Approximate Date of Proposed Public Offering:
         As soon as is possible after Effective Date.





Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2. Registrant filed the Rule 24f-2 Notice for the most recent fiscal year on or about February 28, 1997.

                          CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises:

I.  The following papers and documents:

         The facing sheet.
         The Prospectus consisting of __ pages.
         The undertaking to file reports.
         The signatures. Written consents of the following persons:
         (1)  Ernst & Young LLP, Independent Auditors
         (2)  James Mankin, Actuary

II. The following exhibits:


    A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

         (1)       Resolution of Board of Directors of the Company authorizing the Separate Account *
         (2)       Not Applicable
         (3)       (a)  Principal Underwriter's Agreement *
                   (b)  Broker-Dealer Selling Agreement *
                   (c)  Commission Schedule
         (4)       Not Applicable
         (5)       Individual Flexible Premium Variable
                   Life Insurance Policy
         (6)       (a)  Articles of Incorporation of the Company
                        Revised as of 11/90 *
                   (b)  Bylaws of the Company
                        Revised as of 11/91 *
         (7)       Not Applicable
         (8)       Not Applicable
         (9)       (a)  Reinsurance Agreement*
                   (b)  Form of Participation Agreement (Fidelity VIP I & II)
                        Form of Sub-Licensing Agreement *
                   (c)  Form of Participation Agreement (Fidelity VIP III)
                        Form of Sub-Licensing Agreement
                   (d)  Participation Agreement by and among SAFECO
                        Life Insurance Company, Lexington
                        Natural Resources  Trust, and
                        Lexington Management Corporation **
                   (e)  Form of Participation Agreement (Wanger)
                        Form of Sub-Licensing Agreement
                   (f)  Form of Participation Agreement (ACVP)
                        Form of Sub-Licensing Agreement
         (10)      (a)  Application Form (revised 4/91) *
                   (b)  Part IV of Application Form (revised 6/96) *
         (13)      Power Of Attorney ****
         99.C1     Consent of Independent Auditors
         99.2      Opinion and Consent of Counsel
                   (SAFECO Life Ins. Co.)
         99.C6     Consent of Actuary (James Mankin)

*             Incorporated by reference to Post-Effective
              Amendment of SAFECO Separate Account SL filed with the SEC on April 30, 1997 (File No. 33-10248)

**            Incorporated by reference to Post-Effective
              Amendment of SAFECO Separate Account C filed with the SEC on April 29, 1996 (File No. 33-69712)


****          Incorporated by reference to Post-Effective
              Amendment of SAFECO Resource Variable Account
              B filed with the SEC on December 29, 1995
              (File No. 33-69600)

                          CROSS REFERENCE TO ITEMS REQUIRED
                                    BY FORM N-8B-2


N-8B-2 Items                 Caption in Prospectus
------------                 ---------------------

1.                           SAFECO, The Separate Account
2.                           SAFECO
3.                           Not Applicable
4.                           Distribution of the Policies
5.                           The Separate Account
6.(a)                        Not Applicable
6.(b)                        Not Applicable
9.                           Legal Proceedings
10.                          The Policy
11.                          Variable Insurance Products Funds
12.                          Variable Insurance Products Funds
13.                          Charges and Deductions
14.                          The Policy
15.                          The Separate Account
16.                          Variable Insurance Products Funds
17.                          Policy Benefits and Rights
18.                          The Policy
19.                          Not Applicable
20.                          Not Applicable
21.                          Not Applicable
22.                          Not Applicable
23.                          Not Applicable
24.                          Not Applicable
25.                          SAFECO
26.                          SAFECO
27.                          SAFECO
28.                          SAFECO
29.                          SAFECO
30.                          SAFECO
31.                          Not Applicable
32.                          Not Applicable
33.                          Not Applicable
34.                          Not Applicable
35.                          Not Applicable
36.                          SAFECO
37.                          Not Applicable
38.                          Distribution of the Policies
39.                          Distribution of the Policies
40.                          Not Applicable
41.(a)                       Distribution of the Policies
42.                          Not Applicable
43.                          Not Applicable
44.                          The Policy
45.                          Not Applicable
46.                          Policy Benefits and Rights
47.                          Not Applicable
48.                          Not Applicable
49.                          Not Applicable
50.                          Not Applicable
51.                          SAFECO, The Policy
52.                          Variable Insurance Products Funds
53.                          Tax Status
54.                          Financial Statements
55.                          Not Applicable

INDIVIDUAL FLEXIBLE PREMIUM
VARIABLE LIFE INSURANCE POLICY
------------------------------------------------------------------------

This Prospectus describes an individual flexible premium variable life insurance policy ("Policy"). The Policy is designed for the maximum flexibility in meeting the insurance needs of individuals. The Policy provides death protection until the Policy Anniversary following the Primary Insured's 95th birthday, at which time SAFECO will pay the value of the Policy Account, less any outstanding indebtedness.

Net premiums will be placed in the Owner's Policy Account, which are then allocated to one or more Investment Divisions of SAFECO Life Insurance Company's ("SAFECO") Separate Account SL ("Separate Account") and/or to SAFECO's Guaranteed Interest Division.

The Separate Account has Investment Divisions, each of which invests in shares of a corresponding portfolio of Fidelity's Variable Insurance Products Fund, Fidelity's Variable Insurance Products Fund II, Fidelity's Variable Insurance Products Fund III, Lexington Natural Resources Trust, Lexington Emerging Markets Fund, Inc., SAFECO Resource Series Trust, Wanger Advisors Trust and American Century Variable Portfolios, Inc., collectively, the "Funds." (See "The Separate Account" on Page 6 for further information.)

Fidelity's Variable Insurance Products Fund ("VIP") is a trust comprised of five mutual fund portfolios, each of which is currently available in connection with the Policies. The five portfolios are: Money Market, High Income, Equity-Income, Growth and Overseas.

Fidelity's Variable Insurance Products Fund II ("VIP II") is a trust comprised of five mutual fund portfolios, each of which is currently available in connection with the Policies. The five portfolios are: Investment Grade Bond, Asset Manager, Index 500, Asset Manager: Growth, and Contrafund.

Fidelity's Variable Insurance Products Fund III ("VIP III") is a trust comprised of three mutual fund portfolios, each of which is currently available in connection with the Policies. The three portfolios are: Growth Opportunities, Growth & Income and Balanced.

Lexington Natural Resources Trust and the Lexington Emerging Markets Fund, Inc. ("Lexington Emerging Markets Fund") each consist of only one portfolio which are offered hereunder; the Lexington Natural Resources Portfolio and the Lexington Emerging Markets Portfolio, respectively.

SAFECO Resource Series Trust ("SAFECO RST") currently consists of six portfolios, five of which are currently available in connection with the Policies. The five portfolios are: Equity, Growth, Northwest, Bond and Small Company.

Wanger Advisors Trust ("Wanger") currently consists of 2 portfolios, one of which is currently available in connection with the Policies. The portfolio is Wanger U.S. Small Cap.

American Century Variable Portfolios, Inc. ("ACVP") currently consists of five portfolios, two of which are currently available in connection with the Policies. The two portfolios are: VP International and VP Balanced.

The Guaranteed Interest Division is part of SAFECO's general account.

The portion of the Policy Account that is in an Investment Division of the Separate Account will vary depending on the value of such Investment Division, which in turn depends on the investment performance of the corresponding portfolio of the Funds. There are no minimum guarantees as to the value of such portion of the Policy Account. The portion of the Policy Account that is in the Guaranteed Interest Division will accumulate, after deductions, at a rate of interest determined by SAFECO. Such rate will not be less than 4% per year.

It may not be advantageous to purchase the Policy as a replacement for another type of life insurance. It also may not be advantageous to purchase flexible premium variable life insurance to obtain additional insurance protection if the purchaser already owns another flexible premium life insurance policy.

The amount of death benefit, or the duration of insurance coverage, or both, may be variable or fixed as elected by the Owner.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY OR PRECEDED BY CURRENT PROSPECTUSES FOR FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND, FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II, FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND III, LEXINGTON NATURAL RESOURCES TRUST, LEXINGTON EMERGING MARKETS FUND, INC., SAFECO RESOURCE SERIES TRUST, WANGER ADVISORS TRUST, AND AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

THE DATE OF THIS PROSPECTUS IS OCTOBER 30, 1997.
--------------------------------------------------------------------------------

                                     ( i )

GLOSSARY

ADMINISTRATIVE OFFICE

Refers to the office where all requests should be addressed. The address of the Administrative Office is P.O. Box 34690, Seattle, Washington 98124-8991. The Phone number is 1-800-426-7355.

ATTAINED AGE

Age of Insured on most recent Policy Anniversary.

BENEFICIARY

The Beneficiary is as named in the application, unless later changed. The Beneficiary is entitled to the insurance benefits of the Policy.

EFFECTIVE DATE

The Effective Date is the date when insurance coverage begins under the Policy.

FACE AMOUNT OF INSURANCE

The amount chosen by the Owner used to determine the death benefit.

GUARANTEED INTEREST DIVISION

The Guaranteed Interest Division is part of SAFECO's general account and guarantees the principal and interest rate paid.

INSURED

Primary Insured and Rider Insured(s) identified in the Policy.

INVESTMENT DIVISION

A Division of the Separate Account invested wholly in shares of one of the portfolios of the Funds.

MATURITY DATE

The Policy Anniversary following the Primary Insured's 95th birthday. On the Maturity Date, the Net Cash Surrender Value will be paid to the Owner.

MAXIMUM PREMIUM

The annual premium for the Face Amount of Insurance at issue that would be payable in equal amounts through the Maturity Date and which is based on: the guaranteed cost of insurance using the 1980 Commissioner's Standard Ordinary Mortality Table, the other charges made in accordance with the Policy, and the net investment earnings at an effective annual rate of 5%.

MONTHLY ANNIVERSARY

The same day as the Effective Date for each succeeding month.

NET CASH SURRENDER VALUE

The Net Cash Surrender Value is equal to the amount in the Owner's Policy Account, minus any applicable surrender charge, minus any loan and loan interest.

NET PREMIUM

The premium paid less the premium tax charge that varies by state or subdivision.

OWNER

The Owner is the Primary Insured unless named otherwise in the application or later changed.

POLICY ACCOUNT

The sum of the value of Policy assets both in the Guaranteed Interest Division and the Separate Account.

                                     ( ii )

POLICY ANNIVERSARY

The same day and month as the Effective Date for each succeeding year.

POLICY MONTH

A period of time commencing on the same day of the month as the Effective Date and ending on the day preceding the same day of the next month.

POLICY YEAR

The first Policy Year starts on the Effective Date. Future Policy Years start on the same day and month in each subsequent year, i.e., the Policy Anniversary.

PRIMARY INSURED

The insured person whose death benefit includes the Policy Account.

SEPARATE ACCOUNT

A segregated asset account named SAFECO Separate Account SL, maintained by SAFECO into which a portion of its assets has been allocated for variable life policies.

UNIT VALUE

The unit of measure used to determine the value of the Investment Divisions in the Separate Account.

VALUATION DAY

A valuation day is each day that the NYSE is open for trading.

VALUATION PERIOD

The interval of time between a Valuation Day and the next Valuation Day. It is measured from the closing of the NYSE.

                                    ( iii )

TABLE OF CONTENTS

                                                                                                  PAGE
SUMMARY.......................................................................................          1
SAFECO........................................................................................          5
        Advertising and Performance...........................................................          5

THE SEPARATE ACCOUNT..........................................................................          5

SEPARATE ACCOUNT INVESTMENT DIVISIONS.........................................................          6

INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS..........................................          6
        Fidelity's Variable Insurance Products Fund Investment Objectives and Policies of the
        Portfolios............................................................................          6
        Fidelity's Variable Insurance Products Fund II Investment Objectives and Policies of
        the Portfolios........................................................................          7
        Fidelity's Variable Insurance Products Fund III Investment Objectives and Policies of
        the Portfolios........................................................................          8
        Lexington Natural Resources Trust Investment Objectives and Policies of the
        Portfolio.............................................................................          9
        Lexington Emerging Markets Fund Investment Objectives and Policies of the Portfolio...          9
        SAFECO Resource Series Trust Investment Objectives and Policies of the Portfolios.....          9
        Wanger Advisors Trust Investment Objectives and Policies of the Portfolio.............         10
        American Century Variable Portfolios, Inc. Investment Objectives and Policies of the
        Portfolios ...........................................................................         10
        Substitution of Securities............................................................         10

ALLOCATIONS...................................................................................         11
PREMIUMS......................................................................................         11
        The Initial Premium...................................................................         11
        Subsequent Premiums...................................................................         11
        Limits................................................................................         11
        Grace Period..........................................................................         12
        Reinstatement.........................................................................         12

POLICY BENEFITS AND RIGHTS....................................................................         12
        Insurance Benefits....................................................................         12
        Death Benefit.........................................................................         12
        Guaranteed Death Benefit Endorsement..................................................         13
        Changing Face Amount of Insurance or Death Benefit Option.............................         13
        Transfers Among Investment Options....................................................         14
        Policy Loans..........................................................................         14
        Loan Interest.........................................................................         15
        Loan Repayment........................................................................         15
        Cash Withdrawal.......................................................................         16
        Full Cash Surrender...................................................................         16
        Other Services........................................................................         16
            Programs..........................................................................         16
            Dollar Cost Averaging Program.....................................................         16
            Automatic Asset Reallocation Program..............................................         17
            SMART Distribution Program........................................................         17

CHARGES AND DEDUCTIONS........................................................................         17
        Deductions From Premium Payments......................................................         17
            Premium Tax Charge................................................................         17
        Deductions from Policy Account........................................................         17
              First Year Administrative Charge................................................         17

                                     ( iv )

              Monthly Charges.................................................................         17
                The Monthly Administrative Charge.............................................         17
                The Monthly Cost of Insurance for the Primary Insured.........................         17
                The Monthly Cost of Any Benefits Provided by Riders...........................         18
        Deductions from Separate Account......................................................         18
            Mortality and Expense Risk Charge.................................................         18
            Income Tax Charge.................................................................         18
        Surrender Charges.....................................................................         18
            Full Surrenders...................................................................         18
            Decreases in Face Amount of Insurance.............................................         19
        Fund Expenses.........................................................................         19
            Fidelity's VIP, VIP II and VIP III Funds..........................................         19
            Lexington Natural Resources Trust and Lexington Emerging Markets Fund.............         20
            SAFECO Resource Series Trust......................................................         20
            Wanger Advisors Trust.............................................................         20
            American Century Variable Portfolios, Inc.........................................         21

VALUATION.....................................................................................         21
OTHER PROVISIONS..............................................................................         21
        Owner.................................................................................         21
        Beneficiary...........................................................................         21
        Changing Owner or Beneficiary.........................................................         21
        Assignment............................................................................         22

DELAY OF PAYMENTS.............................................................................         22
MANAGEMENT OF THE COMPANY.....................................................................         22
TAX STATUS....................................................................................         23
        Introduction..........................................................................         23
        Diversification.......................................................................         23
        Tax Treatment of the Policy...........................................................         24
        Policy Proceeds.......................................................................         24
        Tax Treatment of Loans and Surrenders.................................................         24
        Multiple Policies.....................................................................         25
        Tax Treatment of Assignments..........................................................         25
        Qualified Plans.......................................................................         25

SEPARATE ACCOUNT VOTING RIGHTS................................................................         26
        Disregard of Voting Instructions......................................................         26

DISTRIBUTION OF THE POLICIES..................................................................         26
REPORTS TO POLICY OWNERS......................................................................         27
LEGAL PROCEEDINGS.............................................................................         27
EXPERTS.......................................................................................         27
FINANCIAL STATEMENTS..........................................................................         27

APPENDIX A -- FINANCIAL STATEMENTS............................................................        A-1

APPENDIX B -- HYPOTHETICAL ILLUSTRATIONS
        Of Death Benefits, Policy Account and Net Cash Surrender Values, and Accumulated
        Premiums..............................................................................        B-1

APPENDIX C -- ILLUSTRATIONS
        Of Variation in Death Benefit, Policy Account and Cash Surrender Values in Relation to
        the Funds' Investment Experience......................................................        C-1

APPENDIX D -- STANDARD & POOR'S 500...........................................................        D-1

APPENDIX E -- LONG-TERM MARKET TRENDS.........................................................        E-1

                                     ( v )

                      [This page intentionally left blank]

                                     ( vi )

SUMMARY
------------------------------------------------------------------------

The following summary of Prospectus information and diagram of the Policy should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy contained in this Prospectus assumes that the Policy is in force and that there is no outstanding indebtedness.

                               DIAGRAM OF POLICY

                                PREMIUM PAYMENTS

                   - The Owner can vary amount and frequency.
                                       /

                            DEDUCTIONS FROM PREMIUMS

               - Premium tax that varies by state or subdivision.
                                       /

                                  NET PREMIUM

   - The Owner directs the net premium to be invested in the Guaranteed Interest Division (GID) or to the Separate Account which offers twenty three different Investment Divisions. Each Investment Division invests in a separate portfolio of Fidelity's Variable Insurance Products Fund, Fidelity's Variable Insurance Products Fund II, Fidelity's Variable Insurance Products Fund III, Lexington Natural Resources Trust, Lexington Emerging Markets Fund, SAFECO Resource Series Trust, Wanger Advisors Trust or American Century Variable Portfolios, Inc.
                                       /

                         DEDUCTIONS FROM POLICY ACCOUNT

   - Monthly charge for cost of insurance and cost of any riders.

   - Monthly charge for administrative expenses of $25.00 per month the first year, $5.00 per month thereafter.
                                       /

                        DEDUCTIONS FROM SEPARATE ACCOUNT

   - Daily charge, at an annual rate of 0.70% from the Investment Divisions for mortality and expense risks. This charge is not deducted from the GID.

   - Investment advisory fees and fund expenses are deducted from each portfolio.
                                       /

                                    BENEFITS

 LIVING BENEFITS:

   - Policy loans are available during the first ten Policy Years through 2% net interest rate Policy loans.

   - Preferred Policy loans and all Policy loans following the tenth Policy Anniversary are at a zero net interest rate.

   - The Policy may be surrendered at any time for its Net Cash Surrender
   Value.

   - Withdrawals can be made after the first Policy Anniversary (subject to certain restrictions). The death benefit will be reduced by the amount of the withdrawal.

   - Accelerated payment of a portion of the lowest scheduled death benefit is available under certain conditions to Insureds suffering from terminal illnesses.

 RETIREMENT PLANNING:

   - Loans or withdrawals of Net Cash Surrender Values may be taken.

 DEATH BENEFITS:

   - Death benefits are income tax free to the Beneficiary.

   - Lifetime income to the Beneficiary is available in a variety of settlement options.

   - For certain Policies a Guaranteed Death Benefit Endorsement may be added to the Policy.

THE POLICY

The Policy described in this Prospectus is a flexible premium variable life insurance policy. The Policy is "flexible" because unlike the fixed premium and benefits of an ordinary whole life insurance policy, the frequency and amount of premium payments can vary, the Owner can choose between death benefit options and increase or decrease the amount of insurance coverage, all within the same policy of insurance.

After SAFECO accepts the Primary Insured, receives at least the minimum initial premium and deducts certain charges, the Policy Account is established. For the first 25 days after SAFECO establishes the Owner's Policy Account, the Policy Account will be allocated to the Money Market Investment Division of the Separate Account. At the end of this 25 day period, the Policy Account will be allocated to the Investment Divisions of the Separate Account and to the unloaned portion of the Guaranteed Interest Division in accordance with the Owner's instructions. The Policy Account reflects the amount and frequency of premium payments, deductions for the cost of insurance and expenses, the investment experience of amounts allocated to the Separate Account, interest earned on amounts allocated to the Guaranteed Interest Division, loans and withdrawals. There is no minimum guaranteed value with respect to any amounts allocated to the Separate Account.

The Guaranteed Interest Division guarantees the principal and interest credited and paid. The declared interest rate will vary and is guaranteed to never be less than 4% per year.

The Policy is "variable" because the Policy Account, and under certain circumstances the death benefit under the Policy, may increase or decrease depending upon the investment results of the selected Investment Divisions of the Separate Account.

There are two death benefit options: Option A and Option B. If death benefit Option A is in effect, the death benefit is the greater of the Face Amount of Insurance or a percentage of the amount in the Policy Account. Under this option, the amount of the death benefit is fixed, except when it is determined by such a percentage. If death benefit Option B is in effect, the death benefit is the greater of the Face Amount of Insurance plus the amount in the Policy Account, or a percentage of the amount in the Policy Account. Under this option, the amount of the death benefit is variable. The Owner can change the selection of death benefit option.

SAFECO makes monthly deductions from the Policy Account (i) to cover the cost of the benefits provided by the Policy, (ii) to cover the cost of any benefits provided by riders to the Policy and (iii) for the cost of administering the Policy. If the Net Cash Surrender Value of the Policy is not sufficient to cover the monthly deduction when due, a grace period of 61 days will be allowed for the payment of a premium or a loan repayment. If a premium or a loan repayment sufficient to cover three monthly deductions of cost of insurance plus other charges made in accordance with the Policy is still unpaid at the end of the grace period, the Policy will lapse and all coverage under the Policy will terminate. If the Guaranteed Death Benefit Endorsement is in force with the Policy, then as long as required premiums are paid, the Policy will not terminate prior to the Primary Insured's 80th birthday and a death benefit will be payable upon the death of the Primary Insured regardless of the investment performance of the Investment Divisions selected. (See "Guaranteed Death Benefit Endorsement" on page 13.)

The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Internal Revenue Code of 1986, as amended. However, the law in this regard is very complex and unclear. While every attempt has been made to comply, there is the risk that the Internal Revenue Service will not concur with SAFECO's interpretations of Section 7702 that were made in determining such compliance. For a further discussion, see "Tax Status -- Tax Treatment of the Policy" on Page 24.

THE SEPARATE ACCOUNT

The Separate Account has been established by SAFECO pursuant to the insurance laws of the State of Washington and is organized as a unit investment trust under the Investment Company Act of 1940, as amended. Net premiums are placed in the Owner's Policy Account, which are then allocated to one or more Investment Divisions of the Separate Account and/or to the Guaranteed Interest Division. The Separate Account is divided into Investment Divisions. Each Investment Division invests in portfolio(s) of the Funds. The Owner can choose to allocate net premiums or cash value in up to seventeen of the available twenty three Investment Divisions at any one time.

Fidelity's Variable Insurance Products Fund ("VIP") is a trust comprised of five mutual fund portfolios, each of which is currently available in connection with the Policies. The five portfolios are: Money Market, High Income, Equity-Income, Growth and Overseas.

Fidelity's Variable Insurance Products Fund II ("VIP II") is a trust comprised of five mutual fund portfolios, each of which is currently available in connection with the Policies. The five portfolios are: Investment Grade Bond, Asset Manager, Index 500, Asset Manager: Growth and Contrafund.

Fidelity's Variable Insurance Products Fund III ("VIP III") is a trust comprised of three mutual fund portfolios, each of which is currently available in connection with the Policies. The three portfolios are: Growth Opportunities, Growth & Income and Balanced.

Lexington Natural Resources Trust and the Lexington Emerging Markets Fund, Inc. ("Lexington Emerging Markets Fund") each consist of only one portfolio which are offered hereunder; the Lexington Natural Resources Portfolio and the Lexington Emerging Markets Portfolio, respectively.

SAFECO Resource Series Trust ("SAFECO RST") currently consists of six portfolios, five of which are currently available in connection with the Policies. The five portfolios are: Equity, Growth, Northwest, Bond and Small Company.

Wanger Advisors Trust ("Wanger") currently consists of 2 portfolios, one of which is currently available in connection with the Policies. The portfolio is Wanger U.S. Small Cap.

American Century Variable Portfolios, Inc. ("ACVP") currently consists of five portfolios, two of which are currently available in connection with the Policies. The two portfolios are: VP International and VP Balanced.

RIGHT TO EXAMINE THE POLICY

The Owner may examine the Policy and if for any reason is not satisfied, may cancel the Policy by returning it with a written request for cancellation to SAFECO's Administrative Office by the later of: (a) the 30th day after receipt; or (b) the 45th day after Part I of the application was signed. If the Owner cancels the Policy, SAFECO will refund an amount equal to the premium payments made under the Policy.

CHARGES AND DEDUCTIONS

FROM THE PREMIUM PAYMENTS

PREMIUM TAX CHARGE. State and/or local premium taxes are assessed based on the Owner's residence.

FROM THE POLICY ACCOUNT

FIRST YEAR ADMINISTRATIVE CHARGE. During the first Policy Year, a charge of $20.00 is deducted from the Policy Account at the beginning of each Policy Month.

MONTHLY DEDUCTION. Deductions from the Policy Account at the beginning of each Policy Month consist of:

1. THE MONTHLY ADMINISTRATIVE CHARGE is currently $5.00 per Policy Month. SAFECO has reserved the right to change this charge, but it will never be more than $8.00 per Policy Month;

2.  THE MONTHLY COST OF INSURANCE for the Primary Insured; and

3.  THE MONTHLY COST OF ANY BENEFITS provided by riders to the Policy.

FROM THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE. This charge is equal on an annual basis to 0.70% of the daily net asset value of the Separate Account.

INCOME TAX CHARGE. SAFECO has reserved the right to make a provision for federal, state and local income taxes which have resulted from the operation of any Investment Division of the Separate Account.

SURRENDER CHARGES

FOR FULL SURRENDERS. A surrender charge of up to 50% of the Maximum Premium will be deducted from the Policy Account if the Policy is surrendered in the first ten Policy Years. An Owner can minimize the amount of Surrender Charge by limiting the amount of premiums paid in the first year. (See "Charges and Deductions -- Surrender Charges" on Page 18.)

FOR DECREASES IN FACE AMOUNT OF INSURANCE. A portion of the Surrender Charge will be deducted from the Policy Account for decreases in the Face Amount of Insurance. (See "Charges and Deductions -- Surrender Charges" on Page 18.)

FUND EXPENSES

Each portfolio of the Funds pays an investment advisory fee. The Funds have also assumed responsibility for paying certain operating expenses. (See "Charges and Deductions -- Fund Expenses" on Page 19.)

For a complete discussion of all the charges and deductions, see "Charges and Deductions" on Page 17.

POLICY LOANS

The Owner may obtain a Policy loan, using the Policy Net Cash Surrender Value as security. (See "Policy Benefits and Rights -- Policy Loans" on Page 14.)

TAX STATUS

MODIFIED ENDOWMENT CONTRACTS

The Technical and Miscellaneous Revenue Act of 1988 (TAMRA) alters the tax treatment accorded to loans and certain distributions from life insurance policies which are deemed to be "modified endowment contracts."

A Policy will be a modified endowment contract if it is issued or materially changed on or after June 21, 1988, and if the cumulative amount paid under it at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums (the "7-pay test"). A material change to the Policy at any time results in the commencement of a new 7-pay test period. An increase in a death benefit not as a result of investment performance is a material change. A Policy that was entered into prior to June 21, 1988, may be deemed to be a modified endowment contract if it is materially changed and fails to meet the 7-pay test. If the Policy is acquired through an exchange of another life insurance policy, the 7-pay test is applicable even though the original policy was entered into prior to June 21, 1988. Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a modified endowment contract depends on the individual circumstances of each Policy. SAFECO will make every effort to provide Owners with information necessary to determine the applicability of the 7-pay test. However, Owners should consult with a tax advisor as to its applicability to their own circumstances.

If a Policy is a modified endowment contract, partial or full surrenders and/or loan proceeds are taxable to the extent of income in the Policy and will also be subject to an additional 10% federal income tax penalty applied to the income. However, the penalty does not apply to any distribution: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Internal Revenue Code); or (3) which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary. These distributions are taxed using an "income-first" method rather than a "basis-first" method. Owners should consult a tax adviser regarding the possible tax consequences of loans from and/or surrenders of the Policy.

TAMRA further provides that multiple contracts that are issued during any calendar year to the same Owner by one company or its affiliates are treated as one contract for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one modified endowment contract during any calendar year.

For more details, see "Tax Status -- Policy Proceeds" on Page 24 and "Tax Status -- Tax Treatment of Loans and Surrenders" on Page 24.

SAFECO
------------------------------------------------------------------------

SAFECO Life Insurance Company is a stock life insurance company which was organized under the laws of the State of Washington on January 23, 1957. SAFECO writes individual and group life, accident and health insurance and annuities. SAFECO is licensed to do business in the District of Columbia and all states except New York. SAFECO is a wholly-owned subsidiary of SAFECO Corporation, which is a holding company whose subsidiaries are engaged primarily in insurance and financial service businesses. The home office address of SAFECO is P.O. Box 34690, Seattle, Washington 98124-1690. The address of the Administrative Office is P.O. Box 34690, Seattle, Washington 98124-8991. The phone number is 1-800-426-7355. All requests should be directed to the Administrative Office. All premium payments should be directed to the address, P.O.Box 34815, Seattle, WA 98124-1815.

ADVERTISING AND PERFORMANCE

Total returns for the Funds may be quoted in advertising and marketing materials when accompanied by policy performance at the Separate Account level. Comparative performance information may also be used from time to time, including Lipper Analytical Services, Inc., Morningstar, Inc. and The VARDS Report by Financial Planning Resources, Inc., or major market indices such as the Dow Jones Industrial Average Index, Standard & Poor's 500 Composite Stock Price Index, Morgan Stanley Capital International World Index, Morgan Stanley Emerging Markets Free Index, Morgan Stanley Capital International, Europe, Australiasia, Far East (EAFE) Index and other circular services and publications. Such comparative performance information will be stated in the same terms in which the comparative data and indices are stated. The services utilize industry standard measurements some of which are described below:

Relative volatility measures the variability of a return from its mean, in terms of a standard measurement. Beta is a measure of a portfolio's market risk. The beta of the market is 1.00 as measured with the S&P 500 Index. Accordingly, a portfolio with a beta of 1.10 is expected to perform 10% better than the market in up markets and 10% worse than the market in down markets. Conversely, a beta of .85 indicates that the portfolio is expected to perform 15% worse than the market in up markets and 15% better than the market in down markets. R(2) is a measure of correlation between the portfolio and a benchmark index, such as the S&P 500 Index, calculated over three years. R(2) is a proportion that ranges between 0.00 and 1.00. As R(2) decreases, so does the validity of the benchmark comparison.

THE SEPARATE ACCOUNT
------------------------------------------------------------------------

The Board of Directors of SAFECO adopted a resolution to establish a segregated asset account pursuant to Washington insurance law on November 6, 1986. This segregated asset account has been designated Separate Account SL. SAFECO has caused the Separate Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended (the "1940 Act"). The Separate Account meets the definition of a "separate account" under the federal securities laws.

The assets of the Separate Account are the property of SAFECO. However, the assets of the Separate Account, equal to the reserves and other contract liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business SAFECO may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Policies, credited to or charged against the Separate Account without regard to other income, gains or losses of SAFECO. SAFECO's obligations arising under the Policies are general corporate obligations.

The Separate Account is divided into Investment Divisions. Each Investment Division invests in shares of a corresponding portfolio of the Funds. This Prospectus describes Policies under which net premiums are allocable to portfolios of the Funds through Investment Divisions of the Separate Account.

SEPARATE ACCOUNT INVESTMENT DIVISIONS
------------------------------------------------------------------------

Each Investment Division of the Separate Account is invested solely in the shares of one portfolio of the Funds. Each of the Funds, except Lexington Natural Resources Trust, is an open-end, diversified management investment company registered under the 1940 Act. Lexington Natural Resources Trust is an open-ended, non-diversified management investment company registered under the 1940 Act. While a brief summary of the investment objectives and policies of the portfolios of the Funds is set forth below, more comprehensive information, including a discussion of potential risks, is found in the Prospectuses for the Funds which are included with this Prospectus. Each of the Funds is intended for use in connection with variable annuity contracts and variable life insurance policies offered by various life insurance companies. For a further discussion, see the Funds' Prospectuses. Each of the Funds has entered into an investment advisory agreement with the respective Funds' investment advisor.

Shares of the Funds are issued and redeemed in connection with variable life policies issued through the Separate Account, other SAFECO Separate Accounts issuing variable contracts and variable annuity and/or variable life insurance policies issued through separate accounts of life insurance companies not affiliated with SAFECO. Shares of the SAFECO RST may also be made directly available to qualified plans. The Funds do not foresee any disadvantage to Owners arising out of the fact that the Funds have been made available to separate accounts of companies not affiliated with SAFECO. Nevertheless, the Funds intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in the Fund(s). This might force the Fund(s) to sell portfolio securities at disadvantageous prices.

INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS
------------------------------------------------------------------------

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND ("VIP")

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
VIP MONEY MARKET        High-quality, U.S. dollar denominated   Seeks to obtain as high a level of
                        money market securities of domestic     current income as is consistent with
                        and foreign issuers, such as            preserving capital and providing
                        certificates of deposit, obligations    liquidity.
                        of governments and their agencies and
                        commercial paper and notes.

VIP HIGH INCOME         At least 65% in income-producing debt   Seeks to obtain a high level of
                        securities and preferred stocks,        current income by investing primarily
                        including convertible securities; up    in high- yielding, lower-rated,
                        to 20% in common stocks and other       fixed-income securities, while also
                        equity securities; and up to 15% in     considering growth of capital.
                        securities that are illiquid by virtue  High-yielding lower grade corporate
                        of restrictions on resale and all       debt securities are commonly known as
                        other illiquid securities.              "junk bonds" and involve a significant
                                                                degree of risk. See "Securities and
                                                                Investment Practices" in the
                                                                accompanying Variable Insurance
                                                                Products Fund Prospectus.

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
VIP EQUITY-INCOME       At least 65% in income-producing        Seeks reasonable income by investing
                        common or preferred stock and the       primarily in income-producing equity
                        remainder in debt securities.           securities, with the potential for
                                                                capital appreciation as a
                                                                consideration.

VIP GROWTH              Portfolio will normally purchase        Seeks to achieve capital appreciation.
                        common stocks, although investments
                        are not restricted to any one type of
                        security. Capital appreciation may
                        also be found in other types of
                        securities, including bonds and
                        preferred stocks.

VIP OVERSEAS            Normally invests at least 65% of its    Seeks long-term growth of capital
                        assets in securities of companies from  primarily through investments in
                        at least three countries outside of     foreign securities.
                        North America.

                                                                Funds focused on international
                                                                investing involve additional risks
                                                                compared to funds invested in
                                                                primarily domestic securities.
                                                                International funds have increased
                                                                economic and political risks as they
                                                                are exposed to events and factors in
                                                                various world markets that are beyond
                                                                our control.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II ("VIP II")

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
VIP II INVESTMENT       The Portfolio will maintain a dollar-   Seeks as high a level of current
GRADE BOND              weighted average portfolio maturity of  income as is consistent with the
                        ten years or less. Under normal         preservation of capital by investing
                        conditions, at least 65% of the         in a broad range of investment-grade,
                        Portfolio's total assets will be        fixed-income securities.
                        invested in investment-grade
                        fixed-income securities such as bonds,
                        notes and debentures. Investment-grade
                        securities are those rated Baa or
                        better by Moody's Investors Service,
                        Inc. or BBB or better by Standard &
                        Poor's Corporation, and unrated
                        securities judged by Fidelity
                        Management to be of equivalent
                        quality.

VIP II ASSET MANAGER    The Portfolio allocates its assets      Seeks high total return with reduced
                        among domestic and foreign stocks,      risk over the long-term.
                        bonds and short-term fixed income
                        instruments.

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
VIP II INDEX 500        The Portfolio's assets will be          Seeks investment results that
                        invested in equity securities of        correspond to the total return (i.e.,
                        companies which compose the S&P 500*.   the combination of capital changes and
                                                                income) of common stocks publicly
                                                                traded in the United States, as
                                                                represented by the Standard & Poor's
                                                                Composite Index of 500 Stocks,while
                                                                keeping transaction costs and other
                                                                expenses low.

VIP II ASSET MANAGER:
GROWTH                  The Portfolio's assets will be          Seeks maximum total return over the
                        diversified across domestic and         long term.
                        foreign stocks, bonds and short term
                        instruments while maintaining a
                        neutral mix which will vary over short
                        term periods gradually adjusting the
                        Portfolio's holdings within defined
                        ranges.

VIP II CONTRAFUND       The Portfolio's assets will be          Seeks long-term capital appreciation.
                        invested mainly in undervalued or
                        out-of-favor equity securities of
                        companies and industries. This
                        strategy can lead to investments in
                        stocks of small companies which may
                        not be well-known.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND III ("VIP III")

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
VIP III GROWTH          The Portfolio's assets will be          Seeks to provide capital growth
OPPORTUNITIES           invested mainly in common stocks and    through investing in common stocks and
                        securities convertible to common        securities convertible into common
                        stocks.                                 stocks.

VIP III GROWTH &        The Portfolio's assets will be          Seeks high total return through a
INCOME                  invested mainly in equity securities    combination of current income and
                        of companies that pay current           capital appreciation.
                        dividends and show potential for
                        growth in earnings. The fund may also
                        invest in debt securities and equity
                        securities that are not paying
                        dividends, but offer potential for
                        capital appreciation or future income.
                        Investments may also include preferred
                        stocks and investment-grade debt
                        securities.

VIP III BALANCED        The Portfolio allocates its assets      Seeks high total return through a
                        among stocks, fixed-income senior       combination of current income and
                        securities and other securities.        capital appreciation.

* "Standard & Poor's-Registered Trademark-", "S&P-Registered Trademark-", "S&P 500-Registered Trademark-", "Standard & Poor's 500" and "500" are trademarks of Standard & Poor's Corporation ("S&P") and have been licensed for use by SAFECO. The Index 500 Portfolio is not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Index 500 Portfolio.

LEXINGTON NATURAL RESOURCES TRUST

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------

LEXINGTON NATURAL       Natural resource assets are materials   Seeks long-term growth of capital
RESOURCES               derived from natural sources which      through investing primarily in common
                        have economic value. The Portfolio      stocks of companies that own or
                        seeks to identify securities of         develop natural resources and other
                        companies that, in its management's     basic commodities, or supply goods and
                        opinion, are undervalued relative to    services to such companies.
                        the value of natural resource holdings
                        of such companies in light of current
                        and anticipated economic or financial
                        conditions. Examples of natural
                        resource assets include companies that
                        specialize in energy sources, forest
                        products, environmental technology,
                        agriculture products, chemical
                        products, metals (ferrous and
                        non-ferrous, strategic, precious) and
                        other basic commodities.

LEXINGTON EMERGING MARKETS FUND, INC. ("LEXINGTON EMERGING MARKETS FUND")

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
LEXINGTON EMERGING      The Portfolio invests primarily in      Seeks long-term growth of capital
MARKETS                 emerging country and emerging market    primarily through investment in equity
                        equity securities. For purposes of its  securities and equivalents of
                        objective, the Portfolio considers      companies domiciled in, or doing
                        emerging country equity securities to   business in emerging countries and
                        be any country whose economy and        emerging markets.
                        market the World Bank or United
                        Nations considers to be emerging or
                        developing. Examples of these
                        countries include Malaysia, Thailand,
                        Philippines, Brazil, Chile and Poland.

SAFECO RESOURCE SERIES TRUST ("SAFECO RST")

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
SAFECO RST EQUITY       The Portfolio ordinarily invests        Seeks long-term growth of capital and
                        principally in common stocks or         reasonable current income.
                        securities convertible into common
                        stocks.

SAFECO RST GROWTH       The Portfolio ordinarily invests a      Seeks growth of capital and the
                        preponderance of its assets in common   increased income that ordinarily
                        stock selected for potential            follows from such growth.
                        appreciation.

SAFECO RST NORTHWEST    The Portfolio invests at least 65% of   Seeks long-term growth of capital
                        its total assets in securities issued   through investing primarily in
                        by companies with their principal       Northwest companies.
                        executive offices located in, Alaska,
                        Idaho, Montana, Oregon or Washington.

SAFECO RST BOND         The Portfolio invests primarily in      Seeks as high a level of current
                        medium-term debt securities.            income as is consistent with the
                                                                relative stability of capital.

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
SAFECO RST SMALL        The Portfolio will invest primarily in  Seeks long-term growth of capital
COMPANY                 companies with total market             through investing primarily in
                        capitalization of less than $1          small-sized companies.
                        billion.

WANGER ADVISORS TRUST

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------

WANGER U.S. SMALL CAP   The portfolio invests primarily in      Seeks long-term growth of capital.
                        stocks of small and medium-size U.S.
                        companies.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. ("ACVP")

PORTFOLIO               INVESTMENT POLICY                       OBJECTIVES
----------------------  --------------------------------------  --------------------------------------
AMERICAN CENTURY VP     The fund will seek to achieve its       Seeks capital growth.
INTERNATIONAL           investment objective by investing
                        primarily in securities of foreign
                        companies that meet certain
                        fundamental and technical standards of
                        selection and have, in the opinion of
                        the investment manager, potential for
                        appreciation. The fund tries to stay
                        fully invested in such securities,
                        regardless of the movement of stock
                        prices generally.

AMERICAN CENTURY VP     The fund will seek to achieve its       Seeks capital growth and current
BALANCED                objective by investing approximately    income.
                        60% of its assets in growth stocks and
                        the remainder in fixed income
                        securities. With regard to the equity
                        portion, the fund will invest in
                        common stocks (including securities
                        convertible into common stocks and
                        other equity equivalents) and other
                        securities that meet certain
                        fundamental and technical standards of
                        selection and have, in the opinion of
                        the fund's investment manager,
                        better-than-average potential for
                        appreciation. The fixed income portion
                        of the fund will be invested in fixed
                        income securities, with a minimum of
                        25% of the fund's assets in fixed
                        income senior securities.

There is no assurance that the investment objective of any of the portfolios will be met. Owners bear the complete investment risk for Policy Account values allocated to an Investment Division.

Additional portfolios and/or additional funds may from time to time be made available as investments to underlie the Policy. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by SAFECO.

SUBSTITUTION OF SECURITIES

If the shares of the Funds or any portfolio within the Funds become unavailable for investment by the Separate Account or, if in the judgment of SAFECO, further investment in such shares becomes inappropriate in view of the purposes of the Policy, SAFECO may substitute shares of another mutual fund (or portfolio within the Fund(s)). No substitution of securities may take place without prior approval of the Securities and Exchange Commission and under the requirements it may impose.

ALLOCATIONS
------------------------------------------------------------------------

The Policy provides investment options for the amount in the Policy Account. The Owner specifies the original premium allocation and deduction allocation percentages in the application for the Policy. Unless changed, such percentages also apply to subsequent premium and deductions. Allocation percentages must be zero or a whole number not greater than 100. The sum of the premium allocation percentages and of the deduction allocation percentages must each equal 100. The Owner can maintain balances in a maximum of seventeen Investment Divisions, in addition to the Guaranteed Interest Division, at any one time.

After SAFECO accepts the Primary Insured, receives at least the minimum initial premium and deducts certain charges, the Policy Account is established for the Owner. For the first 25 days after SAFECO establishes the Owner's Policy Account, the Policy Account will be allocated to the Money Market Investment Division of the Separate Account. At the end of this 25 day period, the Policy Account may be allocated to one or more Investment Divisions up to a maximum of seventeen and to the unloaned portion of the Guaranteed Interest Division in accordance with the Owner's instructions. Additional premiums and deductions will be allocated to the Investment Divisions of the Separate Account and to the unloaned portion of the Guaranteed Interest Division as specified by the Owner.

If SAFECO cannot make a monthly deduction on the basis of the allocation percentages, the deduction will be based on the proportion that the unloaned value in the Guaranteed Interest Division and the values in the Investment Divisions bear to the total unloaned value in the Policy Account.

PREMIUMS
------------------------------------------------------------------------

THE INITIAL PREMIUM

The initial premium payment is due on or before delivery of the Policy. The minimum initial premium required is that premium sufficient to cover two monthly deductions for cost of insurance plus other charges made in accordance with the Policy. The agent selling the Policy will provide a prospective purchaser with this information. No insurance will take effect before the initial premium payment is paid.

SUBSEQUENT PREMIUMS

Additional premiums may be paid at any time at P.O. Box 34815, Seattle, WA 98124-1815 while the Policy is in force and before the Maturity Date. These premiums must be in the form of a check or money order payable to SAFECO Life. Such premiums may be in any amount subject to the limits described below.

If the Owner elects to pay premiums on a planned periodic premium basis, SAFECO will send premium reminder notices. Instead of receiving premium reminder notices, an Owner can elect to have premiums automatically deducted from the Owner's bank account. The Owner may skip planned premium payments or change their frequency and amount.

For certain Policies a Guaranteed Death Benefit Endorsement may be added to the Policy. In order to maintain this Endorsement in force, the Monthly Guaranteed Death Benefit Premium must be paid. When the Endorsement is issued or other changes in the Policy are requested, SAFECO will send confirmation to the Owner which will show the Monthly Guaranteed Death Benefit Premium. (See "Guaranteed Death Benefit Endorsement" on Page 13.)

LIMITS

SAFECO reserves the right not to accept premium payments in any Policy Year that it determines would cause the Policy to fail to qualify as life insurance under applicable tax law as currently interpreted by SAFECO. For a further explanation, see "Tax Status -- Policy Proceeds" on Page 24.

GRACE PERIOD

The duration of insurance coverage depends on whether the Net Cash Surrender Value is sufficient to cover the monthly deductions described below. If the Net Cash Surrender Value at the beginning of any Policy Month is less than such deductions for that month, SAFECO will send a written notice to the Owner and any assignee of record at the last known address stating that a grace period of 61 days has begun, starting on the date the notice was sent. The notice will also state the amount of the payment (either a loan repayment or a premium payment) sufficient to cover three monthly deductions of cost of insurance plus other charges made in accordance with the Policy.

If SAFECO does not receive such amount at P.O. Box 34815, Seattle, WA 98124-1815, before the end of the grace period, SAFECO will send a written notice to the Owner and any assignee of record stating that the Policy has ended without value. If the Insured dies during the grace period, SAFECO will pay the insurance benefits. The grace period provisions are not applicable while the Guaranteed Death Benefit Endorsement is in effect.

REINSTATEMENT

If the Policy has ended without value, it may be reinstated while the Primary Insured is alive if:

1. a request for reinstatement is made within five years after the end of the grace period;

2.  evidence of insurability satisfactory to SAFECO is provided;

3. a premium payment is made in an amount sufficient, after the date of reinstatement, to cover three monthly deductions of cost of insurance plus other charges made in accordance with the Policy;

4. a payment or reinstatement is made of any indebtedness against the Policy which existed at the end of the grace period; and

5. a payment is made to cover the monthly deductions for the insurance coverage during the grace period.

The coverage will become effective on the beginning of the Policy Month which coincides with or next follows the date the reinstatement application is approved.

POLICY BENEFITS AND RIGHTS
------------------------------------------------------------------------

INSURANCE BENEFITS

SAFECO will pay the insurance benefits of this Policy to the beneficiary when SAFECO receives at its Administrative Office (1) proof that the Insured died while the Policy was in force; and (2) all other requirements deemed necessary before such payment may be made. These insurance benefits include the following amounts for the Primary Insured, which SAFECO will determine as of the date of the Primary Insured's death:

1.  the death benefit described below; plus

2.  any other benefits then due from riders to the Policy; minus

3.  any loan and loan interest on the Policy; minus

4.  any overdue deductions if the Primary Insured dies during the grace period.

DEATH BENEFIT

The death benefit will be determined at any time under either Option A or Option B (as described below), whichever the Owner has chosen and is in effect at such time.

Under Option A, the death benefit is the greater of the Face Amount of Insurance, or a percentage (see the following table) of the amount in the Policy Account. Under this option, the amount of the death benefit is fixed, except when it is determined by such a percentage.

Under Option B, the death benefit is the greater of the Face Amount of Insurance plus the amount in the Policy Account, or a percentage (see the following table) of the amount in the Policy Account. Under this option, the amount of death benefit is variable.

Under either option, the duration of insurance coverage depends upon the amount in the Policy Account.

The percentage referred to above is the applicable percentage from the following table for the Primary Insured's age (last birthday) at the beginning of the Policy Year of determination.

                        TABLE OF APPLICABLE PERCENTAGES
--------------------------------------------------------------------------------

   PRIMARY                      PRIMARY
INSURED'S AGE   PERCENTAGE   INSURED'S AGE   PERCENTAGE
--------------  -----------  --------------  -----------
 40 and under      250%            65           120%
      45           215%            70           115%
      50           185%      75 through 90      105%
      55           150%            95           100%
      60           130%

For ages not shown, the applicable percentages shall decrease by a ratable portion for each full year.

GUARANTEED DEATH BENEFIT ENDORSEMENT

In those states where approved, a Guaranteed Death Benefit Endorsement may be added to the Policy. The Endorsement provides that prior to the Policy Anniversary following the Primary Insured's 80th birthday, the Policy will not terminate and a death benefit will be payable upon the death of the Primary Insured regardless of the investment performance of the Investment Divisions selected, provided the required premiums have been paid.

In order to keep the Endorsement in force, at the beginning of each Policy Month, the Adjusted Guaranteed Death Benefit Premium must equal or exceed the Accumulated Monthly Death Benefit Premium.

The Adjusted Guaranteed Death Benefit Premium is an amount equal to: (1) the sum of the premiums received since issue; minus (2) any withdrawal; minus (3) any loans and loan interest. The Accumulated Monthly Death Benefit Premium is an amount equal to the sum of the Monthly Guaranteed Death Benefit Premiums for each month since issue. The Monthly Guaranteed Death Benefit Premium is shown in the Coverage Description of the Policy. The Monthly Guaranteed Death Benefit Premium may change due to other changes the Owner has requested in the Policy.

The Guaranteed Death Benefit Endorsement is not available on policies that include an increasing premium additional term insurance rider either on the Primary Insured or another person.

CHANGING FACE AMOUNT OF INSURANCE OR DEATH BENEFIT OPTION

During the first Policy Year, the death benefit option and the Face Amount of Insurance will be as selected on the application for the Policy. At any time after the first Policy Year while the Policy is in force, the Owner may change the death benefit option or the Face Amount of Insurance by written request to SAFECO at its Administrative Office, subject to the following:

1. The Owner may ask SAFECO to increase the Face Amount of Insurance if the Owner provides satisfactory evidence of the insurability of the Primary Insured. Any increase must be at least $10,000.

   The Owner may reconsider this Face Amount of Insurance increase after requesting it. The Owner must mail a notice to SAFECO at its Administrative Office canceling the increase within a thirty day period after receiving confirmation of the increase.

2. The Owner may ask SAFECO to reduce the Face Amount of Insurance, but not to less than the minimum amount for which SAFECO would then issue the Policy under its then existing administrative rules. If such a reduction occurs in the first ten Policy Years, SAFECO will deduct from the Policy Account a pro rata share of the applicable Surrender Charge. (See "Charges and Deductions -- Decreases in Face Amount of Insurance" on Page 19.)

3. The Owner may change the death benefit option. If the change is from Option A to Option B, the Face Amount of Insurance will be decreased by the amount in the Policy Account on the date of change. SAFECO has reserved the right to decline to make such change if it would reduce the Face Amount of Insurance below the minimum amount for which SAFECO would then issue the Policy under its then existing administrative rules. If the change is from Option B to Option A, the Face Amount of Insurance will be increased by the amount in the Policy Account on the date of change. Such decreases and increases in the Face Amount of Insurance are made so that the death benefit remains the same on the date of change. There is no charge for this change.

Any changes will take effect at the beginning of the Policy Month that coincides with or next follows the date SAFECO approves the request. SAFECO has reserved the right to decline to make any change that is determined would cause the Policy to fail to qualify as life insurance under applicable tax law as interpreted by SAFECO. An Owner may ask for a change by completing an application for change and sending it to the Administrative Office.

TRANSFERS AMONG INVESTMENT OPTIONS

At the request of the Owner, SAFECO will transfer amounts from the Owner's value in any Investment Division to one or more other Investment Divisions or to the Guaranteed Interest Division (GID). This transfer will take effect on the date SAFECO receives the request in its Administrative Office. The Owner can maintain balances in a maximum of seventeen Investment Divisions at any one time.

All such requests must be in writing (or by telephone request, if authorized) to the Administrative Office.

At the request of the Owner, SAFECO will transfer an amount from the Owner's unloaned value in the GID to one or more Investment Divisions. In no event will SAFECO transfer more than such unloaned value. The Owner's unloaned value in the GID is equal to:

1.  the Owner's Policy assets in the GID; minus

2.  any loan and loan interest.

However, SAFECO has the right to exercise any of the following limitations when the Owner requests a transfer from the unloaned value in the GID: (1) postpone the transfer for 30 days from the date SAFECO receives the Owner's request; (2) reduce the amount of transfer so it does not exceed 25% of the Owner's unloaned value in the GID; and (3) limit the total number of transfers to one per Policy Year with the transfer being effective on the Policy Anniversary following the date SAFECO receives the Owner's request.

POLICY LOANS

The Owner may obtain a loan on the Policy while it has a loan value. The Policy will be the only security for the loan. Any amount on loan is part of the Policy Account. The loan value on any date is 90% of the Net Cash Surrender Value on that date, less interest at the loan interest rate to the next Policy Anniversary. The amount of the loan may not be more than the loan value.

A request for a Policy loan must be in writing to the Administrative Office. The Owner can elect how much of the loan is to be allocated to the unloaned value in the Guaranteed Interest Division and to the value in each Investment Division. Such values will be determined on the date the request is received.

If a portion of the loan is allocated to an Investment Division of the Separate Account, SAFECO will redeem Units sufficient to cover that part of the loan and transfer the amount to the loaned portion of the Guaranteed Interest Division.

If the Owner does not elect an allocation, the loan will be allocated on the basis of the monthly deduction allocation percentages then in effect. If the loan cannot be allocated on the basis of the Owner's direction or those percentages, the loan will be based on the proportion that the unloaned value in the Guaranteed Interest Division and the values in the Investment Divisions of the Separate Account bear to the total unloaned value in the Policy Account.

Any amount that secures a loan remains part of the Policy Account, but is maintained in the loaned portion of the Guaranteed Interest Division.

Policy loans reduce the policy account value and increase the potential that the policy could lapse resulting in possible adverse tax consequences (see "Tax Treatment of Loans and Surrenders," page 24).

For the first 10 Policy Years, the loan interest rate will be 2 percent greater than the rate credited to that part of the GID that is security for the loan. However, the loan interest rate charged on Preferred Loans, as defined below, and on any new or existing loans after the 10th Policy Anniversary will be equal to the rate credited to that part of the GID that is security for the loan.

During the first 10 Policy Years, the amount available as a Preferred Loan is:

1.  the amount in the Policy Account; minus

2.  the sum of premiums paid; plus

3.  withdrawals.

On each of the first 9 Policy Anniversaries, loans will be reallocated as Preferred or nonpreferred in accordance with the preceding formula.

LOAN INTEREST

Interest, payable in advance, will be charged on any Policy loan from the date of the loan and shall be due and payable on each Policy Anniversary. The rate is determined at the beginning of each Policy Year and applies to any new or existing loan under the Policy during the Policy Year next following the date of determination.

The maximum loan interest rate for a Policy Year is the greater of: (1) the "Published Monthly Average," as defined below, for the calendar month that ends two months before the date of determination; or (2) 5%. "Published Monthly Average" means the Monthly Average Corporate Yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc., or any successor thereto. If such averages are no longer published, SAFECO will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which the Policy is delivered. In no event will the loan interest rate for a Policy Year be greater than the maximum rate permitted by applicable law.

No change in the rate shall be less than 1/2 of 1% a year. SAFECO may increase the rate whenever the maximum rate as determined by clause (1) of the preceding paragraph increases by 1/2 of 1% or more. SAFECO will reduce the rate to or below the maximum rate as determined by clause (1) if such maximum is lower than the rate to be charged by 1/2 of 1% or more.

SAFECO will notify the Owner of the initial loan interest rate when a loan is made. SAFECO will also give the Owner written notice of any increase in the interest rate of any outstanding loan. Loan interest is due on each Policy Anniversary. If the interest is not paid when due, it will be added to the outstanding loan and will be deducted from the Investment Divisions and the unloaned value in the Guaranteed Interest Division on the basis of the deduction allocation percentages then in effect. If the deduction cannot be made on the basis of these percentages, the deduction will be based on the proportion that the unloaned value in the Guaranteed Interest Division and the values in the Investment Divisions bear to the total unloaned value in the Policy Account. The unpaid interest will then be treated as part of the loaned amount and will bear interest at the loan rate.

LOAN REPAYMENT

All or part of a Policy loan may be repaid at any time while the Primary Insured is alive and the Policy is in force. SAFECO will assume that any payment made, while a loan is outstanding, is a loan repayment, unless SAFECO is notified in writing that it is a premium payment. Repayments will be allocated among the Guaranteed Interest Division and the Investment Divisions on the basis of the premium allocation percentages then in effect. This does not apply to automatic bank withdrawal payments, as they will always be considered premium.

Failure to repay a Policy loan or to pay loan interest will not terminate the Policy unless the Net Cash Surrender Value is less than the monthly deduction due on a Monthly Anniversary, in which case the grace period provision would apply. (See "Premiums-Grace Period" on Page 12.)

A Policy loan will have a permanent effect on the benefits under the Policy even if it is repaid, because the investment results of the Investment Divisions will apply only to the amount remaining in such Investment Divisions. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Divisions while the loan is outstanding, the effect could be favorable or unfavorable.

CASH WITHDRAWAL

After the first Policy Year, an Owner may ask for a withdrawal of the Net Cash Surrender Value. A withdrawal will result in reductions in the death benefit, the Net Cash Surrender Value and the Policy Account. In addition, adverse tax consequence may apply (see "Tax Treatment of Loans and Surrenders," page 24).

Any request for a withdrawal must be in writing to the Administrative Office. The Owner may inform SAFECO of the amount of each withdrawal that is to come from the unloaned value in the Guaranteed Division and the amount that is to come from values in each Investment Division. If the Owner does not so inform SAFECO, the withdrawal will be made on the basis of the monthly allocation percentages then in effect. If SAFECO cannot make the withdrawal on the basis of the direction of the Owner or those percentages, the withdrawal will be based on the proportion that the unloaned value in the Guaranteed Interest Division and the values in the Investment Division bear to the total unloaned value in the Policy Account.

SAFECO reserves the right to decline a request for a withdrawal if (a) the death benefit would be reduced below the minimum amount for which SAFECO would then issue a Policy; or (b) SAFECO determines that the withdrawal would cause the Policy to fail to qualify as life insurance under applicable tax law.

FULL CASH SURRENDER

The Owner may give up the Policy for its Net Cash Surrender Value at any time while the Primary Insured is living. All insurance coverage will then cease. Upon a full cash surrender of the Policy, Surrender Charges may be incurred. (See "Charges and Deductions -- Full Surrenders" on Page 18.) In addition, adverse tax consequences may apply (see "Tax Treatment of Loans and Surrenders," page 24).

OTHER SERVICES

THE PROGRAMS. SAFECO offers several investment related programs: Dollar Cost Averaging; Automatic Asset Reallocation; and SMART Systematic Method to Access Revenue Tax-preferred Distribution. There is no additional charge for participating in one or more of these programs. The Dollar Cost Averaging Program may be combined with the Automatic Asset Reallocation Program. Each of the programs has its own requirements, as discussed below.

DOLLAR COST AVERAGING PROGRAM. Dollar Cost Averaging is a method of systematic investing designed to achieve a lower average cost per unit over time. It does not assure a profit nor protect against a loss in value in a declining market. For the method to be effective, investing should continue in both market ups and downs. Also, financial ability to maintain a consistent level of investment should be considered.

To initiate a Dollar Cost Averaging Program, an Owner designates the source division from which the funds will be automatically transferred, the target divisions to which the funds will be transferred, and the corresponding percentages or amounts to be transferred. (See "Transfers Among Investment Options" on Page 14.) The source division can be any one of the Investment Divisions and/or the Guaranteed Interest Division. The target divisions can be any one or a combination of Investment Divisions and/or the Guaranteed Interest Division. The Owner elects the transfers to occur on a monthly, quarterly, semiannual or annual basis. The initial transfer will occur on the first Monthly Anniversary following the date SAFECO receives the request. Subsequent transfers will occur on the Monthly Anniversary corresponding to the interval selected.

The amount to be transferred must be stated as a set dollar amount of the Owner's value in the source division. The amounts to be received by the target divisions may be specified as set dollar amounts or percentages.

An Owner may enroll in this program at the time the contract is issued or anytime thereafter by completing the Dollar Cost Averaging enrollment form and returning it to the Administrative Office or by contacting the Administrative Office by telephone.

By completing a new enrollment form and returning it to the Administrative Office, or by telephoning the Administrative office, an Owner may change the amount to be transferred from the source division, or the amount or percentage to be received by the target divisions. Dollar Cost Averaging terminates once all funds are depleted from the source division.

AUTOMATIC ASSET REALLOCATION PROGRAM. Automatic Asset Reallocation is a disciplined approach to maintaining a selected investment mix over a long term by transferring amounts between divisions. (See "Transfers Among Investment Options" on Page 14.)

To initiate an Automatic Asset Reallocation Program, an Owner designates which Investment Divisions and/or Guaranteed Interest Division will participate in rebalancing and the corresponding rebalancing percentages. The Owner elects the rebalancing to occur on a monthly, quarterly, semiannual or annual basis. The initial rebalancing will occur on the Monthly Anniversary following the date SAFECO receives the request. Subsequent rebalancing will occur on the Monthly Anniversary corresponding to the interval selected.

The Program may be terminated at any time and the percentages may be changed by written notice or telephone authorization. The requested change must be received at the Administrative Office.

SMART DISTRIBUTION PROGRAM. SAFECO offers a program that automatically provides a level stream of income over a prearranged period of time. Following the second Policy Year, SAFECO will make monthly, quarterly, semi-annual or annual distributions of a predetermined dollar amount to an Owner that has enrolled in the SMART Distribution Program. The distributions will occur on the Monthly Anniversary corresponding to the interval selected. The Owner elects the divisions from which the distributions are to be made and specifies the uniform distribution amounts.

The Owner may elect the distributions to be all withdrawals, all loans, or a combination of withdrawals and then loans. Distributions will follow the normal withdrawal and loan processing requirements. (See "Cash Withdrawal" on Page 16 and "Policy Loans" on Page 14.) The distributions will be completed by electronic funds transfer (EFT). Distributions may also result in adverse tax consequences (see "Tax Treatment of Loans and Surrenders," page 24).

The distributions will be calculated to maintain the insurance coverage in force to maturity using an average annual total return determined by the Owner.

CHARGES AND DEDUCTIONS
------------------------------------------------------------------------

DEDUCTIONS FROM PREMIUM PAYMENTS

PREMIUM TAX CHARGE. All states and certain jurisdictions, such as cities and counties, tax premium payments and some levy other charges. SAFECO deducts the applicable tax which it has been charged from each premium payment based on the Owner's residence.

DEDUCTIONS FROM POLICY ACCOUNT

FIRST YEAR ADMINISTRATIVE CHARGE. At the beginning of each Policy Month during the first Policy Year, a deduction of $20.00 is made from the Policy Account. It covers the cost of application processing, establishing Policy records and underwriting costs. Underwriting is the process of assigning the Insured to an appropriate risk class. SAFECO does not make a profit from this charge.

MONTHLY CHARGES. At the beginning of each Policy Month, a deduction is made from the Policy Account to cover monthly administrative charges and to provide insurance coverage, subject to the grace period provision described above. Such deduction for any Policy Month is the sum of the following amounts determined as of the beginning of that month:

1. THE MONTHLY ADMINISTRATIVE CHARGE is currently $5.00 per Policy Month. However, SAFECO reserves the right to change this charge, but it will never be more than $8.00 per Policy Month. This charge compensates SAFECO for the ongoing administration of the Policy and the Separate Account. Such administration includes the costs associated with maintenance of Policy records, Policy Owner service, reports to Owners and all accounting, reserve calculation, regulatory and reporting requirements and auditing of the Separate Account. SAFECO does not expect to profit from this charge.

2. THE MONTHLY COST OF INSURANCE FOR THE PRIMARY INSURED. The monthly cost of insurance is the current monthly "cost of insurance rate" times the "net amount at risk" (current death benefit minus the amount in the Policy Account) at the beginning of the Policy Month, plus any flat extra-rated charge times the Face Amount of

Insurance at the beginning of the Policy Month. For this purpose the amount in the Policy Account is determined before the monthly cost of insurance deduction, but after all other deductions due on that date have been made. The cost of insurance is based on issue age, coverage duration and rating class of the Primary Insured and a preferred underwriting category is available to Insureds who are determined to have better than average nonsmoker mortality (preferred nonsmoker) and smoker mortality (preferred smoker). As of the date hereof, the current rates which SAFECO is charging are less than or equal to the guaranteed rates. SAFECO may change the current rate no more frequently than once per Policy Year. The Guaranteed Maximum Insurance Cost Rates for standard risks are based on the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday.

3.  THE MONTHLY COST OF ANY BENEFITS PROVIDED BY RIDERS to the Policy.

DEDUCTIONS FROM SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE. SAFECO deducts a risk charge from the Separate Account as part of the calculation of the Unit Value (see "Valuation" on Page 21). This risk charge is equal on an annual basis to .70% of the daily net asset value of the Separate Account. This risk charge compensates SAFECO for assuming the mortality and expense risks under the Policy. The mortality risk assumed by SAFECO is that the Primary Insureds, as a group, may not live as long as expected. The expense risk assumed by SAFECO is that actual expenses may be greater than those assumed. SAFECO is responsible for all administration of the Policy and the Separate Account. If this charge is not needed to cover mortality and expenses under the Policy, any excess may be used for distribution costs. SAFECO will realize a gain from this charge to the extent that it is not needed to provide benefits and pay expenses under the Policy.

INCOME TAX CHARGE. SAFECO does not currently assess any charge for income taxes incurred by SAFECO as a result of the operations of the Investment Divisions of the Separate Account. SAFECO reserves the right to assess a charge for such taxes against the Investment Divisions if SAFECO determines that such taxes will be incurred.

SURRENDER CHARGES

FULL SURRENDERS. The Policy provides that a Surrender Charge, which is graded down 20% per year starting in the seventh year, is deducted from the Policy Account if the Policy is given up for its Net Cash Surrender Value in the first ten Policy Years. The Surrender Charge at any time in a Policy Year is equal to the lesser of (1) a percentage of the Maximum Premium for the Policy as follows:
50% for Policy Years 1 through 6, 40% for Policy Year 7, 30% for Policy Year 8, 20% for Policy Year 9, and 10% for Policy Year 10; or (2) an amount equal to (A) minus (B), where (A) is 30% of the premium payments received during the first Policy Year up to the Maximum Premium for the Policy, plus 9% of all other premium payments received to the time of surrender; and (B) is the amount of any pro rata Surrender Charge previously made under the Policy.

The Maximum Premium is used solely to calculate the Surrender Charge; it does not impose a limit on the amount of premium that an Owner can pay. There is a limitation imposed by the Internal Revenue Code and the regulations thereunder. (See "Premiums -- Limits" on Page 11.) While an Owner can minimize the amount of Surrender Charge by limiting the amount of premium paid in the first year, this would adversely effect contract performance in every aspect other than the contemplation of a total cash surrender.

                                    EXAMPLE
--------------------------------------------------------------------------------

Assume a $100,000 Policy for a male preferred non-smoker, age 45. For this Policy the Maximum Premium is $1,716.00. The Table of Surrender Charges that appears in the Coverage Description would be determined as follows:

                           TABLE OF SURRENDER CHARGES

POLICY   MAXIMUM         MAXIMUM       SURRENDER
 YEAR   PERCENTAGE       PREMIUM         CHARGE
------  ----------       -------       ----------
    1      50.0%      x  $1,716     =       $858
    2      50.0%      x  $1,716     =       $858
    3      50.0%      x  $1,716     =       $858
    4      50.0%      x  $1,716     =       $858
    5      50.0%      x  $1,716     =       $858

POLICY   MAXIMUM         MAXIMUM       SURRENDER
 YEAR   PERCENTAGE       PREMIUM         CHARGE
------  ----------       -------       ----------
    6      50.0%      x  $1,716     =       $858
    7      40.0%      x  $1,716     =       $686
    8      30.0%      x  $1,716     =       $515
    9      20.0%      x  $1,716     =       $343
   10      10.0%      x  $1,716     =       $172

The Surrender Charges reimburse SAFECO in part for expenses incurred in the distribution of the Policy.

DECREASES IN FACE AMOUNT OF INSURANCE. If there is a requested decrease in the Face Amount of Insurance during the first ten Policy Years, SAFECO will deduct a portion of the Surrender Charge from the Policy Account. If the Owner increased the Face Amount in the past and is now applying for a decrease, the decrease will be taken against the coverage increases first, starting with the most recent increase. If a surrender charge applies at the time of the decrease, SAFECO will deduct a surrender charge from the Policy Account. The maximum Surrender Charge payable in the future will be reduced proportionately.

FUND EXPENSES

FIDELITY'S VIP FUND, VIP II FUND AND VIP III FUND

                                                                                                     TOTAL
                                                                                                   EXPENSES
                                                               MANAGEMENT          OTHER             AFTER
                                                                  FEES           EXPENSES        REIMBURSEMENT
                                                            -----------------  -------------  -------------------
VIP Money Market                                                     0.21%            0.09%             0.30%
VIP High Income                                                      0.59%            0.12%             0.71%
VIP Equity-Income                                                    0.51%            0.07%             0.58%(1)
VIP Growth                                                           0.61%            0.08%             0.69%(1)
VIP Overseas                                                         0.76%            0.17%             0.93%(1)
VIP II Investment Grade Bond                                         0.45%            0.13%             0.58%
VIP II Asset Manager                                                 0.64%            0.10%             0.74%(1)
VIP II Index 500                                                     0.13%            0.15%             0.28%(2)
VIP II Contrafund                                                    0.61%            0.13%             0.74%(1)
VIP II Asset Manager: Growth                                         0.65%            0.22%             0.87%(1)
VIP III Balanced                                                     0.48%            0.24%             0.72%(1)
VIP III Growth Opportunities                                         0.61%            0.16%             0.77%(1)
VIP III Growth & Income                                              0.50%            0.20%             0.70%

Each portfolio of the Funds pays all its expenses, without limitation, that are not assumed by the investment advisor or its affiliates. Each portfolio pays for the typesetting and printing of its Prospectuses, Statements of Additional Information, reports and proxy material to existing shareholders, legal expenses and the fees of the custodian, auditor and non-interested Trustees. Other charges paid by each portfolio include interest, taxes, brokerage commissions, each portfolio's proportionate share of insurance premiums and Investment Company Institute dues, and the costs of registering shares under federal and state securities laws. Each portfolio is also liable for such nonrecurring expenses as may arise, including costs of litigation to which each portfolio is a party and any obligation they may have to indemnify the officers and Trustees of the Fund(s) with respect to litigation.

(1)A portion of the brokerage commission that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been .56% for Equity Income Portfolio, .67% for Growth Portfolio, .92% for Overseas Portfolio, .73% for Asset Manager Portfolio, .71% for Contrafund Portfolio, .85% for Asset Manager: Growth Portfolio, .76% for Growth Opportunities Portfolio, and .71% for Balanced Portfolio.

(2)FMR (Fidelity Management Research) agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the fund's management fee, other expenses and total expenses would have been .28%, .15% and .43% respectively.

LEXINGTON NATURAL RESOURCES TRUST AND LEXINGTON EMERGING MARKETS FUND, INC.

Lexington Management Corporation ("LMC") is the investment advisor for Lexington Natural Resources Trust and Lexington Emerging Markets Fund. For its investment management services to the Funds, under its investment advisory agreement, LMC will receive a monthly fee at the annual rate of 1.00% for Lexington Natural Resources Trust and 0.85% for Lexington Emerging Markets Fund of the respective Fund's average daily net assets. Other Expenses and Total Expenses After Reimbursement for Lexington Natural Resources Trust are .42% and 1.42% respectively. Other Expenses and Total Expenses After Reimbursement for Lexington Emerging Markets Fund are .79% and 1.64% respectively.

Each Fund pays all its expenses, without limitation, that are not assumed by Lexington Management Corporation. These expenses include, but are not limited to, accounting, printing and mailing expenses; custodian, directors', professional, registration and computer processing fees; and other operating expenses.

                                                                                            TOTAL
                                                                                          EXPENSES
                                                     MANAGEMENT           OTHER             AFTER
                                                        FEES            EXPENSES        REIMBURSEMENT
                                                    -------------     -------------     -------------
Lexington Natural Resources Trust                           1.00%             0.42%             1.42%
Lexington Emerging Markets Fund                             0.85%             0.79%             1.64%

SAFECO RESOURCE SERIES TRUST*

                                                                                            TOTAL
                                                                                          EXPENSES
                                                     MANAGEMENT           OTHER             AFTER
                                                        FEES            EXPENSES        REIMBURSEMENT
                                                    -------------     -------------     -------------
SAFECO RST Equity Portfolio                                 0.70%             0.02%             0.72%
SAFECO RST Growth Portfolio                                 0.72%             0.07%             0.79%
SAFECO RST Northwest Portfolio                              0.70%             0.00%**           0.70%
SAFECO RST Bond Portfolio                                   0.73%             0.00%**           0.73%
SAFECO RST Small Company Portfolio                          0.85%             0.10%***          0.95%

*   As a percentage of average net assets.

** SAFECO pays all Other Expenses of the Northwest and Bond Portfolios until the portfolio's assets reach $20 million. Once a portfolio's assets exceed $20 million, the Other Expenses of the portfolio will be paid by such portfolio.

    During the year ended December 31, 1996, SAFECO paid for or reimbursed all of the Other Expenses of the Northwest and Bond Portfolios. Expenses before such reimbursement as a percentage of net assets were as follows:

SAFECO RST Northwest Portfolio                                                1.11%
SAFECO RST Bond Portfolio                                                     0.87%

*** The amounts shown for the Small Company Portfolio are estimated expenses based on the maximum management fee and estimated Other Expenses. SAFECO Asset Management Company (SAM) will pay all Other Expenses of the Small Company Portfolio in excess of .10% of the portfolio's average annual net assets until such time as the portfolio's net assets exceed $20 million. Once the portfolio's net assets exceed $20 million, all of the Other Expenses will be paid by the portfolio. For the fiscal year ending December 31, 1997, the estimated Other Expenses for the Small Company Portfolio are expected to total .35%.

WANGER ADVISORS TRUST:

                                                               MANAGEMENT          OTHER             TOTAL
                                                                  FEES           EXPENSES          EXPENSES
                                                            -----------------  -------------  -------------------
Wanger U.S. Small Cap                                                0.99%            0.22%             1.21%

As required by the SEC rules, "Other Expenses" reflects gross custodian fees. Net of custodian fees paid indirectly, Other Expenses would have been 0.20% and Total Expenses would have been 1.19%.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:

                                                               MANAGEMENT          OTHER             TOTAL
                                                                  FEES           EXPENSES          EXPENSES
                                                            -----------------  -------------  -------------------
American Century VP International                                    1.50%            0.00%             1.50%
American Century VP Balanced                                         1.00%            0.00%             1.00%

VALUATION
------------------------------------------------------------------------

The amount in the Policy Account in an Investment Division at any time is equal to the number of units attributable to the Policy Account in that Investment Division multiplied by the Division Unit Value at that time. Amounts allocated, transferred or added to an Investment Division are used to purchase units of that Division. Units are redeemed when amounts are deducted, transferred or withdrawn.

The Division Unit Value in the current Valuation Period is equal to (1) multiplied by (2) where:

(1) is the Division Unit Value for the preceding Valuation Period; and

(2) is the net investment factor for the Investment Division for the current Valuation Period.

The net investment factor for an Investment Division for a Valuation Period is
(a) divided by (b), minus (c), where:

(a) is the net asset value of the shares owned by that Investment Division before any Policy transactions are made plus the per share amount of any dividend or capital gain distribution paid by the investment companies at the end of the current Valuation Period;

(b) is the net asset value of the shares owned by that Investment Division after all Policy transactions were made at the end of the immediately preceding Valuation Period;

(c) is a charge not exceeding .70% per year for mortality and expense risks, plus any charge for taxes or amounts set aside as a reserve for taxes, for the current Valuation Period.

The net asset value of an investment company's shares held in each Investment Division shall be the value reported to SAFECO by that investment company.

OTHER PROVISIONS
------------------------------------------------------------------------

OWNER

If the Primary Insured is living on the Maturity Date, the Owner will receive the amount in the Policy Account on that date minus any outstanding loan and loan interest. The Policy will then end.

The Owner is entitled to exercise all the rights of the Policy while the Primary Insured is living. To exercise a right the Owner does not need the consent of anyone who has only a conditional or future ownership interest in the Policy.

BENEFICIARY

If two or more persons are named as Beneficiary, those who survive the Insured will share the insurance benefits equally, unless other arrangements have been made. If there is no designated Beneficiary living at the death of the Insured, the benefits will be paid to the Owner or Owner's estate.

If any Beneficiary dies within 60 days after the Insured, and before payment of any proceeds, payment will be made as though the Beneficiary had died before the Insured. The Beneficiary designation may include provisions that replace the ones described here.

CHANGING OWNER OR BENEFICIARY

While the Insured is living, the Owner or Beneficiary may be changed by providing written notice from the Policy Owner to the Administrative Office. Such a change will be effective when written notice is received and recorded and will control payment of proceeds made after that time.

ASSIGNMENT

The Policy may be assigned, but SAFECO will not be bound by an assignment unless it has received such assignment in writing at its Administrative Office. The Owner's rights and those of any other person under the Policy will be subject to the assignment. SAFECO assumes no responsibility for the validity of an assignment. A collateral assignment will not change ownership. An absolute assignment will be considered as a change of ownership to the assignee.

DELAY OF PAYMENTS
------------------------------------------------------------------------

SAFECO will generally pay Policy proceeds within seven business days of receipt of a completed request for such payment. However, SAFECO reserves the right to postpone surrender payments and loans from the Guaranteed Interest Division for up to six months. SAFECO reserves the right to postpone any type of payment from the Separate Account for any period when:

1. the New York Stock Exchange is closed other than customary weekend and holiday closings;

2.  trading on the Exchange is restricted;

3. an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Separate Account or determine their value; or

4. the Securities and Exchange Commission so permits delay for the protection of security holders.

The applicable rules of the Securities and Exchange Commission shall govern as to whether the conditions in 2 and 3 exist.

MANAGEMENT OF THE COMPANY
------------------------------------------------------------------------

The following are the Officers and Directors of SAFECO:

OFFICERS

NAME AND PRINCIPAL                  POSITION AND OFFICES
BUSINESS ADDRESS*                   WITH SAFECO
----------------------------------  -----------------------------------------------------------------
Roger H. Eigsti                     Chairman of the Board
Richard E. Zunker                   President
John P. Fenlason                    Senior Vice President
James T. Flynn                      Vice President, Controller and Assistant Secretary
Patrick B. McCormick                Vice President
Roger F. Harbin                     Senior Vice President and Actuary
Michael J. Kinzer                   Vice President and Chief Actuary
Rod A. Pierson                      Senior Vice President and Secretary

DIRECTORS

NAME AND PRINCIPAL                  POSITION AND OFFICES
BUSINESS ADDRESS*                   WITH SAFECO
----------------------------------  -----------------------------------------------------------------
Donald S. Chapman                   Director
Boh A. Dickey                       Director
Roger H. Eigsti                     Director
Rod A. Pierson                      Director
James W. Ruddy                      Director
Robert L. Spaulding                 Director
Robert W. Swegle                    Director
Richard E. Zunker                   Director

* The business address for Messrs. Zunker, Fenlason, Flynn, McCormick, Harbin, and Kinzer is 15411 N.E. 51st Street, Redmond, Washington 98052. The business address for all other individuals listed is SAFECO Plaza, Seattle, Washington 98185.

TAX STATUS
------------------------------------------------------------------------

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON SAFECO'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO LIFE INSURANCE IN GENERAL. SAFECO CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. SECTION 7702 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), DEFINES THE TERM "LIFE INSURANCE CONTRACT" FOR PURPOSES OF THE CODE. SAFECO BELIEVES THAT THE POLICIES TO BE ISSUED WILL QUALIFY AS "LIFE INSURANCE CONTRACTS" UNDER SECTION 7702. SAFECO DOES NOT GUARANTEE THE TAX STATUS OF THE POLICIES. PURCHASERS BEAR THE COMPLETE RISK THAT THE POLICIES MAY NOT BE TREATED AS "LIFE INSURANCE" UNDER FEDERAL INCOME TAX LAWS. PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS.

INTRODUCTION

The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon SAFECO's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

SAFECO is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from SAFECO and its operations form a part of SAFECO.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax on the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies such as the Policies meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.
Section 1.817-5), which establish diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment.

The Technical and Miscellaneous Revenue Act of 1988 ("TAMRA") provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

SAFECO intends that each portfolio of the Funds underlying the Policies will be managed by Fidelity Management & Research Company, Lexington Management Corporation, SAFECO Asset Management Company, Wanger Asset Management, L.P. and American Century Investment Management, Inc. in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the Policy Owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, SAFECO reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

TAX TREATMENT OF THE POLICY

The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, SAFECO has relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While SAFECO has attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with SAFECO's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. Owners should consult their tax advisers with respect to the tax consequences of purchasing the Policy.

POLICY PROCEEDS

The tax treatment accorded to loan proceeds and/or surrender payments from the Policies will depend on whether the Policy is considered to be a modified endowment contract. (See "Tax Treatment of Loans and Surrenders" on Page 24.) Otherwise, SAFECO believes that the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under
Section 101(a) of the Code. Also, the Owner is not deemed to be in constructive receipt of the Policy Account or Net Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Owner or Beneficiary.

TAX TREATMENT OF LOANS AND SURRENDERS

Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a Modified Endowment Contract. A modified endowment contract is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a modified endowment contract will be treated as a modified endowment contract regardless of whether it meets the 7-pay test. The status of an exchange of a contract issued before June 21, 1988 is unclear; however, the Internal Revenue Service has taken the position in a Private Letter Ruling that a contract received in an exchange on or after June 21, 1988 will be considered as entered into as of the date of the exchange and therefore subject to Section 7702A.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a modified endowment contract depends on the individual circumstances of each Policy.

If the Policy is classified as a modified endowment contract, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy is not classified as a modified endowment contract, then any surrenders will be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a modified endowment contract, will be treated as indebtedness of the Owner and not a distribution. Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under Policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy Owners should seek competent tax advice on the tax consequences of taking loans, distributions or surrendering any Policy.

MULTIPLE POLICIES

TAMRA further provides that multiple contracts that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one contract for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. Policy Owners should consult a tax adviser prior to purchasing more than one modified endowment contract in any calendar year period.

TAX TREATMENTS OF ASSIGNMENTS

An assignment of a Policy may be a taxable event. Policy Owners should therefore consult competent tax advisers should they wish to assign their Policies.

QUALIFIED PLANS

The Policies may be used in conjunction with certain qualified plans. Because the rules governing such use are complex, a purchaser should not do so until he has consulted a competent qualified plans consultant.

SEPARATE ACCOUNT VOTING RIGHTS
------------------------------------------------------------------------

In accordance with its view of present applicable law, SAFECO will vote the shares with respect to each portfolio held in the Separate Account at regular and special meetings of the shareholders of the Fund in accordance with instructions received from persons having the voting interest in the Separate Account. SAFECO will vote shares with respect to each portfolio, for which it has not received instructions, in the same proportion as it votes shares for which it has received instructions. SAFECO will vote shares of the portfolios which it owns in the same proportion as it votes shares for which it has received instructions.

However, if the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result SAFECO determines that it is permitted to vote the shares of the portfolio in its own right, it may elect to do so.

The voting interests of the Owner (or the Beneficiary) in the portfolios will be one vote for each share. The number of shares will be determined as follows: The Policy Account allocated to the Investment Division will be divided by the net asset value of one share of the corresponding portfolio as of the record date for the shareholder meeting of the Fund. Fractional votes are counted. Policy Account values in the Guaranteed Interest Division will not be considered in determining the voting interests of the Owner.

The number of shares which a person has a right to vote will be determined as of the record date set by the Fund's Board which must be at least 14 days and not more than 90 days prior to the meeting of the Fund.

Each person having the voting interest in the Separate Account will receive periodic reports relating to the portfolios in which he or she has an interest, proxy material and a form with which to give such voting instructions with respect to the proportion of the shares held in the Separate Account corresponding to his or her interest in the Separate Account.

DISREGARD OF VOTING INSTRUCTIONS

SAFECO may, when required to do so by state insurance authorities, vote shares of the Fund or portfolios without regard to instructions from Owners if voting in accordance with such instructions would require such shares to be voted to cause any portfolio of the Funds to make (or refrain from making) investments which would result in changes in the sub-classification or investment objectives of the Funds or a portfolio. SAFECO may also disapprove changes in the investment policy initiated by the Owners or Trustees of the Funds, if such disapproval is reasonable and is based on a good faith determination by SAFECO that the change would violate state law or the change would not be consistent with the investment objective of the Funds or portfolios or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other separate accounts of SAFECO or of an affiliated life insurance company. In the event that SAFECO does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next semi-annual report.

DISTRIBUTION OF THE POLICIES
------------------------------------------------------------------------

The Policy is sold by licensed insurance agents, where the Policy may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

The Policy will be distributed through the principal underwriter for the Separate Account, SAFECO Securities, Inc., P.O. Box 34890, Seattle, Washington 98124-1890, a wholly-owned subsidiary of SAFECO Corporation. Prior to April 29, 1994, PNMR Securities, Inc., an affiliate of SAFECO Securities, acted as principal underwriter for the Separate Account. SAFECO pays commissions to the selling broker-dealers which may vary.

The commissions paid to registered representatives on the sale of the Policies are not more than 60% of the premiums paid in the first year nor more than 2% during renewal years. In addition, commissions, overrides and bonuses may be paid to the distributors of the Policies. There are no separate deductions, other than previously described, to pay sales commissions or sales expenses.

REPORTS TO POLICY OWNERS
------------------------------------------------------------------------

Within 30 days after every third Policy Month, a quarterly statement will be sent to each Owner. Taken together every four Quarterly Statements make up an annual statement providing a complete year to date Policy history for the proceeding Policy Year. These statements will show the current amount of death benefits payable under the Policy, the current value of the Policy Account, the current Net Cash Surrender Value and any loan, including loan interest. These statements will also show premiums paid, investment returns and all charges deducted during the Policy Year.

LEGAL PROCEEDINGS
------------------------------------------------------------------------

There are no legal proceedings to which the Separate Account or the Principal Underwriter is a party. SAFECO is engaged in various kinds of routine litigation which, in the opinion of SAFECO, is not of material importance in relation to the total capital and surplus of SAFECO.

EXPERTS
------------------------------------------------------------------------

The financial statements of SAFECO Life Separate Account SL at December 31, 1996 and for each of the periods indicated therein, and the consolidated financial statements of SAFECO Life Insurance Company and Subsidiaries at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and in the Registration Statement. Such Financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS
------------------------------------------------------------------------

The financial statements of SAFECO that are included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Policy. They should not be considered as bearing upon the investment experience of the Investment Divisions of the Separate Account.

The most current financial statements of the Company are those as of the end of the most recent fiscal year. The Company does not prepare financial statements more often than annually. Any incremental benefit of more frequent financial statements, though unaudited, does not justify the additional cost of preparing them.

Therefore, SAFECO has not provided interim Financial Statements. There has been no adverse material change in SAFECO's financial position since the dates of the Audited Financial Statements.

                                  SAFECO LIFE
                              SEPARATE ACCOUNT SL
                          AUDITED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1996

                              SEPARATE ACCOUNT SL
                               DECEMBER 31, 1996

                               TABLE OF CONTENTS

Statement of Assets and Liabilities.......................................   A-4

Statement of Operations...................................................   A-5

Statement of Changes in Net Assets........................................   A-6

Notes to Financial Statement..............................................   A-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors of SAFECO Life Insurance Company and
  Unitholders of SAFECO Life Separate Account SL

We have audited the accompanying statement of assets and liabilities of the Investment Divisions of SAFECO Life Separate Account SL (comprising, respectively, the Fidelity VIP Growth, Fidelity VIP Money Market, Fidelity VIP Equity Income, Fidelity VIP Overseas, Fidelity VIP High Income, Fidelity VIP II Investment Grade Bond, Fidelity VIP II Asset Manager, Fidelity VIP II Index 500, Fidelity VIP II Contrafund, Fidelity VIP II Asset Manager: Growth, SAFECO RST Equity, SAFECO RST Growth, SAFECO RST Northwest, SAFECO RST Bond, Lexington Natural Resources, and Lexington Emerging Markets Divisions) as of December 31, 1996, and the related statements of operations and changes in net assets, and the unit values for each of the periods indicated therein. These financial statements and unit values are the responsibility of SAFECO Life Separate Account SL's management. Our responsibility is to express an opinion on these financial statements and unit values based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and unit values are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the unit values. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with Fidelity Management and Research Company, SAFECO Resource Series Trust, Lexington Natural Resources Trust, and Lexington Emerging Markets Fund, Inc. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and unit values referred to above present fairly, in all material respects, the financial position of each of the respective Investment Divisions of SAFECO Life Separate Account SL as listed above at December 31, 1996, the results of their operations, the changes in their net assets, and their unit values for each of the periods indicated therein, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Seattle, Washington
January 31, 1997

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1996

                                                                FIDELITY     FIDELITY
                                                   FIDELITY        VIP          VIP       FIDELITY
                                                      VIP         MONEY       EQUITY         VIP
                                                    GROWTH       MARKET       INCOME      OVERSEAS
                                                   DIVISION     DIVISION     DIVISION     DIVISION
                                                  -----------  -----------  -----------  -----------
NET ASSETS:
Investments at fair value in:
Variable Insurance Products Fund ("VIP")
  Cost:
  Growth Portfolio -                 $12,041,755  $13,828,604
  Money Market Portfolio -             1,947,891               $ 1,947,891
  Equity Income Portfolio -            5,878,562                            $ 6,905,843
  Overseas Portfolio -                 3,756,282                                         $ 4,224,947

Due (To) From SAFECO LIFE.......................      (15,850)         432         (668)        (386)
                                                  -----------  -----------  -----------  -----------

Net Assets......................................  $13,812,754  $ 1,948,323  $ 6,905,175  $ 4,224,561
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

Units Outstanding...............................   65,318.146   16,323.151   29,568.961   28,044.526
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

Unit Value and Redemption Price Per Unit........  $   211.469  $   119.360  $   233.528  $   150.638
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

                       See Notes to Financial Statements

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
DECEMBER 31, 1996

                                              FIDELITY      FIDELITY       FIDELITY
                                                 VIP         VIP II         VIP II        FIDELITY
                                                HIGH       INVESTMENT        ASSET         VIP II
                                               INCOME      GRADE BOND       MANAGER       INDEX 500
                                              DIVISION      DIVISION       DIVISION       DIVISION
                                             -----------  -------------  -------------  -------------
NET ASSETS:
Investments at fair value in:
Variable Insurance Products Fund ("VIP")
  Cost:
  High Income Portfolio -        $1,365,314  $ 1,445,332
Variable Insurance Products Fund ("VIP II")
  Cost:
  Investment Grade Bond Portfolio - 692,913                $   717,688
  Asset Manager Portfolio -       6,971,437                               $ 8,084,845
  Index 500 Portfolio -           2,741,349                                              $ 3,131,806

Due (To) From SAFECO LIFE..................         (160)        1,834         (1,700)          (346)
                                             -----------  -------------  -------------  -------------

Net Assets.................................  $ 1,445,172   $   719,522    $ 8,083,145    $ 3,131,460
                                             -----------  -------------  -------------  -------------
                                             -----------  -------------  -------------  -------------

Units Outstanding..........................   10,146.110     5,462.481     47,774.983     17,980.394
                                             -----------  -------------  -------------  -------------
                                             -----------  -------------  -------------  -------------

Unit Value and Redemption Price Per Unit...  $   142.436   $   131.721    $   169.192    $   174.160
                                             -----------  -------------  -------------  -------------
                                             -----------  -------------  -------------  -------------

                       See Notes to Financial Statements

                                      A-4a

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
DECEMBER 31, 1996

                                                               FIDELITY
                                                                VIP II
                                                FIDELITY         ASSET        SAFECO       SAFECO
                                                 VIP II        MANAGER:         RST          RST
                                               CONTRAFUND       GROWTH        EQUITY       GROWTH
                                                DIVISION       DIVISION      DIVISION     DIVISION
                                              -------------  -------------  -----------  -----------
NET ASSETS:
Investments at fair value in:
Variable Insurance Products Fund II ("VIP
  II")
  Cost:
  Contrafund Portfolio -          $2,804,794   $ 3,193,743
  Asset Manager:
    Growth Portfolio -               768,244                  $   809,009
SAFECO Resource Series Trust ("RST")
  Cost:
  Equity Portfolio -                 332,030                                $   320,208
  Growth Portfolio -               1,391,837                                             $ 1,415,833

Due (To) From SAFECO LIFE...................          (152)          (129)           (5)       6,489
                                              -------------  -------------  -----------  -----------

Net Assets..................................   $ 3,193,591    $   808,880   $   320,203  $ 1,422,322
                                              -------------  -------------  -----------  -----------
                                              -------------  -------------  -----------  -----------

Units Outstanding...........................    22,242.421      5,894.118     2,718.335   12,343.273
                                              -------------  -------------  -----------  -----------
                                              -------------  -------------  -----------  -----------

Unit Value and Redemption Price Per Unit....   $   143.581    $   137.235   $   117.794  $   115.231
                                              -------------  -------------  -----------  -----------
                                              -------------  -------------  -----------  -----------

                       See Notes to Financial Statements

                                      A-4b

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
DECEMBER 31, 1996

                                                    SAFECO       SAFECO      LEXINGTON    LEXINGTON
                                                      RST          RST        NATURAL     EMERGING
                                                   NORTHWEST      BOND       RESOURCES     MARKETS
                                                   DIVISION     DIVISION     DIVISION     DIVISION
                                                  -----------  -----------  -----------  -----------
NET ASSETS:
Investments at fair value in:
SAFECO Resource Series Trust ("RST")
  Cost:
  Northwest Portfolio -                  $ 9,069  $     9,216
  Bond Portfolio -                         8,391               $     8,038
Lexington Natural Resources Trust
  Cost:
  Natural Resources Portfolio -          624,550                            $   683,427
Lexington Emerging Markets Fund, Inc.
  Cost:
  Emerging Markets Portfolio -           516,116                                         $   512,750

Due (To) From SAFECO LIFE.......................         (400)           0          (14)           0
                                                  -----------  -----------  -----------  -----------

Net Assets......................................  $     8,816  $     8,038  $   683,413  $   512,750
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

Units Outstanding...............................       88.842       79.865    5,936.067    5,424.580
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

Unit Value and Redemption Price Per Unit........  $    99.237  $   100.648  $   115.129  $    94.523
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

                       See Notes to Financial Statements

                                      A-4c

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF OPERATIONS

                                                             YEAR ENDED DECEMBER 31, 1996
                                                  --------------------------------------------------
                                                                FIDELITY     FIDELITY
                                                   FIDELITY        VIP          VIP       FIDELITY
                                                      VIP         MONEY       EQUITY         VIP
                                                    GROWTH       MARKET       INCOME      OVERSEAS
                                                   DIVISION     DIVISION     DIVISION     DIVISION
                                                  -----------  -----------  -----------  -----------
INVESTMENT INCOME (LOSS):

Dividends.......................................   $ 652,496    $ 106,904    $ 220,067    $  73,902

Expenses (Note 3):
  Mortality and Expense Risk Charge.............    (106,992)     (18,880)     (52,471)     (33,173)
                                                  -----------  -----------  -----------  -----------

Net Investment Income (Loss)....................     545,504       88,024      167,596       40,729
                                                  -----------  -----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:

Net Realized Gain (Loss) on Investments.........     666,095            0      261,564       84,017

Net Change in Unrealized Appreciation
  (Depreciation) of Investments.................     189,972            0      308,534      292,888
                                                  -----------  -----------  -----------  -----------

Net Realized and Unrealized Gain (Loss) on
  Investments...................................     856,067            0      570,098      376,905
                                                  -----------  -----------  -----------  -----------

NET CHANGE IN NET ASSETS RESULTING FROM
OPERATIONS......................................   $1,401,571   $  88,024    $ 737,694    $ 417,634
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

                       See Notes to Financial Statements

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF OPERATIONS (CONTINUED)

                                                           YEAR ENDED DECEMBER 31, 1996
                                             --------------------------------------------------------
                                              FIDELITY      FIDELITY       FIDELITY
                                                 VIP         VIP II         VIP II        FIDELITY
                                                HIGH       INVESTMENT        ASSET         VIP II
                                               INCOME      GRADE BOND       MANAGER       INDEX 500
                                              DIVISION      DIVISION       DIVISION       DIVISION
                                             -----------  -------------  -------------  -------------
INVESTMENT INCOME (LOSS):

Dividends..................................   $  62,691     $  50,447      $ 440,128      $  54,385

Expenses (Note 3):
  Mortality and Expense Risk Charge........      (9,849)       (7,083)       (66,690)       (17,435)
                                             -----------  -------------  -------------  -------------

Net Investment Income (Loss)...............      52,842        43,364        373,438         36,950
                                             -----------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:

Net Realized Gain (Loss) on Investments....      14,163         7,591         67,740         68,068

Net Change in Unrealized Appreciation
  (Depreciation) of Investments............      61,598       (36,058)       502,688        290,744
                                             -----------  -------------  -------------  -------------

Net Realized and Unrealized Gain (Loss) on
  Investments..............................      75,761       (28,467)       570,428        358,812
                                             -----------  -------------  -------------  -------------

NET CHANGE IN NET ASSETS RESULTING FROM
OPERATIONS.................................   $ 128,603     $  14,897      $ 943,866      $ 395,762
                                             -----------  -------------  -------------  -------------
                                             -----------  -------------  -------------  -------------

                       See Notes to Financial Statements

                                      A-5a

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF OPERATIONS (CONTINUED)

                                                            YEAR ENDED DECEMBER 31, 1996
                                               ------------------------------------------------------
                                                                FIDELITY
                                                                 VIP II
                                                 FIDELITY         ASSET        SAFECO       SAFECO
                                                  VIP II        MANAGER:         RST          RST
                                                CONTRAFUND       GROWTH        EQUITY       GROWTH
                                                 DIVISION       DIVISION      DIVISION*    DIVISION*
                                               -------------  -------------  -----------  -----------
INVESTMENT INCOME (LOSS):

Dividends....................................    $  11,263      $  41,438     $  30,039    $ 115,216

Expenses (Note 3):
  Mortality and Expense Risk Charge..........      (18,320)        (4,651)         (675)      (3,614)
                                               -------------  -------------  -----------  -----------

Net Investment Income (Loss).................       (7,057)        36,787        29,364      111,602
                                               -------------  -------------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:

Net Realized Gain (Loss) on Investments......       36,577         12,549         2,283       (3,530)

Net Change in Unrealized Appreciation
  (Depreciation) of Investments..............      383,171         43,534       (11,822)      23,996
                                               -------------  -------------  -----------  -----------

Net Realized and Unrealized Gain (Loss) on
  Investments................................      419,748         56,083        (9,539)      20,466
                                               -------------  -------------  -----------  -----------

NET CHANGE IN NET ASSETS RESULTING FROM
OPERATIONS...................................    $ 412,691      $  92,870     $  19,825    $ 132,068
                                               -------------  -------------  -----------  -----------
                                               -------------  -------------  -----------  -----------

------------

* For the period from April 30, 1996 (date of inception) through December 31, 1996.

                       See Notes to Financial Statements

                                      A-5b

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF OPERATIONS (CONTINUED)

                                                                YEAR ENDED DECEMBER 31, 1996
                                               --------------------------------------------------------------
                                                    SAFECO            SAFECO        LEXINGTON     LEXINGTON
                                                      RST               RST          NATURAL      EMERGING
                                                   NORTHWEST           BOND         RESOURCES      MARKETS
                                                   DIVISION*         DIVISION*      DIVISION*     DIVISION*
                                               -----------------  ---------------  -----------  -------------
INVESTMENT INCOME (LOSS):

Dividends....................................      $      60         $     439      $   2,151     $       0

Expenses (Note 3):
  Mortality and Expense Risk Charge..........            (18)              (17)        (1,331)       (1,451)
                                                       -----            ------     -----------  -------------

Net Investment Income (Loss).................             42               422            820        (1,451)
                                                       -----            ------     -----------  -------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:

Net Realized Gain (Loss) on Investments......            (13)                0          5,839        (3,540)

Net Change in Unrealized Appreciation
  (Depreciation) of Investments..............            147              (353)        58,877        (3,366)
                                                       -----            ------     -----------  -------------

Net Realized and Unrealized Gain (Loss) on
  Investments................................            134              (353)        64,716        (6,906)
                                                       -----            ------     -----------  -------------

NET CHANGE IN NET ASSETS RESULTING FROM
OPERATIONS...................................      $     176         $      69      $  65,536     $  (8,357)
                                                       -----            ------     -----------  -------------
                                                       -----            ------     -----------  -------------

------------

* For the period from April 30, 1996 (date of inception) through December 31, 1996.

                       See Notes to Financial Statements

                                      A-5c

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS

                                                         FIDELITY VIP              FIDELITY VIP
                                                       GROWTH DIVISION        MONEY MARKET DIVISION
                                                   ------------------------  ------------------------
                                                          YEAR ENDED                YEAR ENDED
                                                         DECEMBER 31               DECEMBER 31
                                                   ------------------------  ------------------------
                                                      1996         1995         1996         1995
                                                   -----------  -----------  -----------  -----------

CHANGE IN NET ASSETS FROM OPERATIONS:
Net Investment Income (Loss).....................  $   545,504  $   (36,557) $    88,024  $    63,118

Net Realized Gain (Loss) on Investments..........      666,095      188,204            0            0

Net Change in Unrealized Appreciation
  (Depreciation) of Investments..................      189,972    1,533,152            0            0
                                                   -----------  -----------  -----------  -----------

Net Change in Net Assets from Operations.........    1,401,571    1,684,799       88,024       63,118

CHANGE IN NET ASSETS FROM POLICY TRANSACTIONS:
Transfers in from Net Premiums...................    4,124,943    2,788,510    3,446,186    2,556,160
Transfers out for Policy Related Transactions....   (1,568,735)  (1,047,233)    (130,228)    (262,728)
Transfers between Separate Account SL's Divisions
  and (to) from Guaranteed Interest Division,
  Net............................................    1,043,497    1,455,022   (2,712,658)  (3,011,769)
Gain (Loss) Attributable to SAFECO Life..........       (3,620)      (1,542)     (10,424)       1,967
                                                   -----------  -----------  -----------  -----------

Net Change in Net Assets from Policy
  Transactions...................................    3,596,085    3,194,757      592,876     (716,370)
                                                   -----------  -----------  -----------  -----------

Net Change in Net Assets.........................    4,997,656    4,879,556      680,900     (653,252)

Net Assets, Beginning of Period..................    8,815,098    3,935,542    1,267,423    1,920,675
                                                   -----------  -----------  -----------  -----------

Net Assets, End of Period........................  $13,812,754  $ 8,815,098  $ 1,948,323  $ 1,267,423
                                                   -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------

                       See Notes to Financial Statements

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

                                                           FIDELITY VIP            FIDELITY VIP
                                                      EQUITY INCOME DIVISION    OVERSEAS DIVISION
                                                      ----------------------  ----------------------
                                                            YEAR ENDED              YEAR ENDED
                                                           DECEMBER 31             DECEMBER 31
                                                      ----------------------  ----------------------
                                                         1996        1995        1996        1995
                                                      ----------  ----------  ----------  ----------

CHANGE IN NET ASSETS FROM OPERATIONS:
Net Investment Income (Loss)........................  $  167,596  $  155,355  $   40,729  $   (6,143)

Net Realized Gain (Loss) on Investments.............     261,564      40,434      84,017      20,370

Net Change in Unrealized Appreciation (Depreciation)
  of Investments....................................     308,534     707,446     292,888     204,791
                                                      ----------  ----------  ----------  ----------

Net Change in Net Assets from Operations............     737,694     903,235     417,634     219,018

CHANGE IN NET ASSETS FROM POLICY TRANSACTIONS:
Transfers in from Net Premiums......................   2,357,488   1,581,131   1,166,002   1,213,891
Transfers out for Policy Related Transactions.......    (902,544)   (503,402)   (538,631)   (334,256)
Transfers between Separate Account SL's Divisions
  and (to) from Guaranteed Interest Division, Net...      20,519     813,922     269,996    (217,295)
Gain (Loss) Attributable to SAFECO Life.............      (1,691)       (278)       (673)       (570)
                                                      ----------  ----------  ----------  ----------

Net Change in Net Assets from Policy Transactions...   1,473,772   1,891,373     896,694     661,770
                                                      ----------  ----------  ----------  ----------

Net Change in Net Assets............................   2,211,466   2,794,608   1,314,328     880,788

Net Assets, Beginning of Period.....................   4,693,709   1,899,101   2,910,233   2,029,445
                                                      ----------  ----------  ----------  ----------

Net Assets, End of Period...........................  $6,905,175  $4,693,709  $4,224,561  $2,910,233
                                                      ----------  ----------  ----------  ----------
                                                      ----------  ----------  ----------  ----------

                       See Notes to Financial Statements

                                      A-6a

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

                                                                                   FIDELITY VIP II
                                                              FIDELITY VIP         INVESTMENT GRADE
                                                          HIGH INCOME DIVISION      BOND DIVISION
                                                          ---------------------  --------------------
                                                               YEAR ENDED             YEAR ENDED
                                                               DECEMBER 31           DECEMBER 31
                                                          ---------------------  --------------------
                                                             1996       1995       1996       1995
                                                          ----------  ---------  ---------  ---------

CHANGE IN NET ASSETS FROM OPERATIONS:
Net Investment Income (Loss)............................  $   52,842  $  17,317  $  43,364  $  19,947

Net Realized Gain (Loss) on Investments.................      14,163     59,151      7,591     21,080

Net Change in Unrealized Appreciation (Depreciation) of
  Investments...........................................      61,598     19,704    (36,058)    76,923
                                                          ----------  ---------  ---------  ---------

Net Change in Net Assets from Operations................     128,603     96,172     14,897    117,950

CHANGE IN NET ASSETS FROM POLICY TRANSACTIONS:
Transfers in from Net Premiums..........................     489,342    300,343    271,528    269,765
Transfers out for Policy Related Transactions...........    (192,518)   (78,496)  (144,121)  (185,044)
Transfers between Separate Account SL's Divisions and
  (to) from Guaranteed Interest Division, Net...........     326,333    101,072   (412,302)    39,576
Gain (Loss) Attributable to SAFECO Life.................         (37)       (72)        64        192
                                                          ----------  ---------  ---------  ---------

Net Change in Net Assets from Policy Transactions.......     623,120    322,847   (284,831)   124,489
                                                          ----------  ---------  ---------  ---------

Net Change in Net Assets................................     751,723    419,019   (269,934)   242,439

Net Assets, Beginning of Period.........................     693,449    274,430    989,456    747,017
                                                          ----------  ---------  ---------  ---------

Net Assets, End of Period...............................  $1,445,172  $ 693,449  $ 719,522  $ 989,456
                                                          ----------  ---------  ---------  ---------
                                                          ----------  ---------  ---------  ---------

                       See Notes to Financial Statements

                                      A-6b

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

                                                         FIDELITY VIP II          FIDELITY VIP II
                                                      ASSET MANAGER DIVISION     INDEX 500 DIVISION
                                                     ------------------------  ----------------------
                                                            YEAR ENDED               YEAR ENDED
                                                           DECEMBER 31              DECEMBER 31
                                                     ------------------------  ----------------------
                                                        1996         1995         1996        1995
                                                     -----------  -----------  ----------  ----------

CHANGE IN NET ASSETS FROM OPERATIONS:
Net Investment Income (Loss).......................  $   373,438  $    58,189  $   36,950  $    1,833

Net Realized Gain (Loss) on Investments............       67,740       83,052      68,068      86,079

Net Change in Unrealized Appreciation
  (Depreciation) of Investments....................      502,688      780,414     290,744      97,988
                                                     -----------  -----------  ----------  ----------

Net Change in Net Assets from Operations...........      943,866      921,655     395,762     185,900

CHANGE IN NET ASSETS FROM POLICY TRANSACTIONS:
Transfers in from Net Premiums.....................    2,044,200    2,403,059   1,192,914     512,837
Transfers out for Policy Related Transactions......   (1,211,057)  (1,114,423)   (284,721)   (123,725)
Transfers between Separate Account SL's Divisions
  and (to) from Guaranteed Interest Division,
  Net..............................................     (422,044)    (733,021)    670,973     403,638
Gain (Loss) Attributable to SAFECO Life............       (2,344)        (322)       (159)       (182)
                                                     -----------  -----------  ----------  ----------

Net Change in Net Assets from Policy
  Transactions.....................................      408,755      555,293   1,579,007     792,568
                                                     -----------  -----------  ----------  ----------

Net Change in Net Assets...........................    1,352,621    1,476,948   1,974,769     978,468

Net Assets, Beginning of Period....................    6,730,524    5,253,576   1,156,691     178,223
                                                     -----------  -----------  ----------  ----------

Net Assets, End of Period..........................  $ 8,083,145  $ 6,730,524  $3,131,460  $1,156,691
                                                     -----------  -----------  ----------  ----------
                                                     -----------  -----------  ----------  ----------

                       See Notes to Financial Statements

                                      A-6c

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

                                               FIDELITY VIP II                     FIDELITY VIP II
                                             CONTRAFUND DIVISION           ASSET MANAGER: GROWTH DIVISION
                                       -------------------------------     -------------------------------
                                        YEAR ENDED       PERIOD ENDED       YEAR ENDED       PERIOD ENDED
                                        DECEMBER 31       DECEMBER 31       DECEMBER 31       DECEMBER 31
                                           1996              1995*             1996              1995*
                                       -------------     -------------     -------------     -------------

CHANGE IN NET ASSETS FROM OPERATIONS:
Net Investment Income (Loss).........  $     (7,057)     $     11,419      $     36,787      $      7,571

Net Realized Gain (Loss) on
  Investments........................        36,577             5,064            12,549               766

Net Change in Unrealized Appreciation
  (Depreciation) of Investments......       383,171             5,779            43,534            (2,769)
                                       -------------     -------------     -------------     -------------

Net Change in Net Assets from
  Operations.........................       412,691            22,262            92,870             5,568

CHANGE IN NET ASSETS FROM POLICY
  TRANSACTIONS:

Transfers in from Net Premiums.......     1,223,954           352,947           247,373            52,359

Transfers out for Policy Related
  Transactions.......................      (250,013)          (34,578)          (47,071)           (5,450)

Transfers between Separate Account
  SL's Divisions and (to) from
  Guaranteed Interest Division,
  Net................................       744,280           727,253           315,334           142,922

Gain (Loss) Attributable to SAFECO
  Life...............................        (4,087)           (1,118)            3,877             1,098
                                       -------------     -------------     -------------     -------------

Net Change in Net Assets from Policy
  Transactions.......................     1,714,134         1,044,504           519,513           190,929
                                       -------------     -------------     -------------     -------------

Net Change in Net Assets.............     2,126,825         1,066,766           612,383           196,497

Net Assets, Beginning of Period......     1,066,766                 0           196,497                 0
                                       -------------     -------------     -------------     -------------

Net Assets, End of Period............  $  3,193,591      $  1,066,766      $    808,880      $    196,497
                                       -------------     -------------     -------------     -------------
                                       -------------     -------------     -------------     -------------

------------

* For the period from April 30, 1995 (date of inception) through December 31, 1995.

                       See Notes to Financial Statements

                                      A-6d

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

                                                  SAFECO RST        SAFECO RST        SAFECO RST
                                                    EQUITY            GROWTH           NORTHWEST
                                                   DIVISION          DIVISION          DIVISION
                                                 -------------     -------------     -------------
                                                 PERIOD ENDED      PERIOD ENDED      PERIOD ENDED
                                                 DECEMBER 31**     DECEMBER 31**     DECEMBER 31**
                                                     1996              1996              1996
                                                 -------------     -------------     -------------

CHANGE IN NET ASSETS FROM OPERATIONS:
Net Investment Income (Loss)...................  $     29,364      $    111,602      $         42

Net Realized Gain (Loss) on Investments........         2,283            (3,530)              (13)

Net Change in Unrealized Appreciation
  (Depreciation) of Investments................       (11,822)           23,996               147
                                                 -------------     -------------     -------------

Net Change in Net Assets from Operations.......        19,825           132,068               176

CHANGE IN NET ASSETS FROM POLICY TRANSACTIONS:

Transfers in from Net Premiums.................        56,058           265,857             3,602

Transfers out for Policy Related
  Transactions.................................        (7,234)          (36,206)             (371)

Transfers between Separate Account SL's
  Divisions and (to) from Guaranteed Interest
  Division, Net................................       251,559         1,054,115             5,808

Gain (Loss) Attributable to SAFECO Life........            (5)            6,488              (399)
                                                 -------------     -------------     -------------

Net Change in Net Assets from Policy
  Transactions.................................       300,378         1,290,254             8,640
                                                 -------------     -------------     -------------

Net Change in Net Assets.......................       320,203         1,422,322             8,816

Net Assets, Beginning of Period................             0                 0                 0
                                                 -------------     -------------     -------------

Net Assets, End of Period......................  $    320,203      $  1,422,322      $      8,816
                                                 -------------     -------------     -------------
                                                 -------------     -------------     -------------

------------

** For the period from April 30, 1996 (date of inception) through December 31, 1996.

                       See Notes to Financial Statements

                                      A-6e

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

                                                                  LEXINGTON         LEXINGTON
                                                                   NATURAL          EMERGING
                                               SAFECO RST         RESOURCES          MARKETS
                                              BOND DIVISION       DIVISION          DIVISION
                                              -------------     -------------     -------------
                                              PERIOD ENDED      PERIOD ENDED      PERIOD ENDED
                                              DECEMBER 31**     DECEMBER 31**     DECEMBER 31**
                                                  1996              1996              1996
                                              -------------     -------------     -------------

CHANGE IN NET ASSETS FROM OPERATIONS:
Net Investment Income (Loss)................  $        422      $        820      $     (1,451)

Net Realized Gain (Loss) on Investments.....             0             5,839            (3,540)

Net Change in Unrealized Appreciation
  (Depreciation) of Investments.............          (353)           58,877            (3,366)
                                              -------------     -------------     -------------

Net Change in Net Assets from Operations....            69            65,536            (8,357)

CHANGE IN NET ASSETS FROM POLICY
  TRANSACTIONS:

Transfers in from Net Premiums..............         7,138           136,380           132,526

Transfers out for Policy Related
  Transactions..............................           (41)           (9,309)          (14,320)

Transfers between Separate Account SL's
  Divisions and (to) from Guaranteed
  Interest Division, Net....................           870           480,695           402,781

Gain (Loss) Attributable to SAFECO Life.....             2            10,111               120
                                              -------------     -------------     -------------

Net Change in Net Assets from Policy
  Transactions..............................         7,969           617,877           521,107
                                              -------------     -------------     -------------

Net Change in Net Assets....................         8,038           683,413           512,750

Net Assets, Beginning of Period.............             0                 0                 0
                                              -------------     -------------     -------------

Net Assets, End of Period...................  $      8,038      $    683,413      $    512,750
                                              -------------     -------------     -------------
                                              -------------     -------------     -------------

------------

** For the period from April 30, 1996 (date of inception) through December 31, 1996.

                       See Notes to Financial Statements

                                      A-6f

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION

    SAFECO Life Separate Account SL (Account SL) is a separate account of SAFECO Life Insurance Company (SAFECO), a wholly-owned subsidiary of SAFECO Corporation, and is a unit investment trust registered under the Investment Company Act of 1940, as amended.

    Account SL was formed by SAFECO to support the operations of its variable life insurance policies. SAFECO Securities, Inc., a wholly-owned subsidiary of SAFECO Corporation, is the principal underwriter of the Policies issued through Account SL. The assets of Account SL are the property of SAFECO and such assets applicable to the Policies will not be chargeable with liabilities arising out of any other business SAFECO may conduct.

    On January 3, 1996, SAFECO was granted approval in an order by the SEC to transfer Policy Account Values from Investment Divisions invested in portfolios of Hudson River Trust to certain Investment Divisions invested in portfolios of Variable Insurance Products (VIP) and Variable Insurance Product II (VIPII). On February 20, 1996, SAFECO transferred the Policy Account Values specified in the order. From February 20, 1996 to April 29, 1996, Account SL consisted solely of ten Investment Divisions invested in portfolios of VIP and VIPII.

    On April 30, 1996, Account SL introduced six new Investment Divisions to policyholders. These divisions invest in the Equity, Growth, Northwest, and Bond Portfolios of SAFECO Resource Series Trust, the Lexington Natural Resources Portfolio of Lexington Natural Resources Trust, and the Lexington Emerging Markets Portfolio of the Lexington Emerging Markets Fund, Inc.

    Policyowners are permitted to transfer their funds to other investment divisions of Account SL and to the Guaranteed Interest Division, which is not part of Account SL.

2.  SIGNIFICANT ACCOUNTING POLICIES

    The financial statements of Account SL are prepared in conformity with generally accepted accounting principles, which permits management to make certain estimates and assumptions at the date of the financial statements. Descriptions of the significant accounting policies used in preparing the financial statements are set forth below.

    SECURITY VALUATION. Investments in shares are valued at the net asset value of the respective portfolio.

    SECURITY TRANSACTIONS. Investment transactions are recorded on the trade date. Realized gains (losses) on sales of shares are determined on the basis of identified cost. Net investment income and net realized and unrealized gain (loss) on investments are allocated to the contracts on a pro rata basis.

    FEDERAL INCOME TAXES. The operations of Account SL are included in the Federal income tax return of SAFECO. Under the provisions of the policies, SAFECO has the right to charge Account SL. No charge is currently being made against Account SL for such tax since, under current tax law, SAFECO pays no tax on investment income and capital gains reflected in variable life insurance policy reserves.

3.  EXPENSES

    SAFECO assumes mortality and expense risks related to the operations of Account SL and deducts a charge from the assets of Account SL at an annual rate of .90% of policyowners' net assets to cover these risks. SAFECO also makes deductions from premiums for administrative expenses and state premium taxes before amounts are allocated to Account SL.

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  UNIT ACTIVITY

                                                                                              FIDELITY VIP
                                                                        FIDELITY VIP          MONEY MARKET
                                                                     GROWTH DIVISION(1)         DIVISION
                                                                    --------------------  --------------------
                                                                         YEAR ENDED            YEAR ENDED
                                                                        DECEMBER 31           DECEMBER 31
                                                                      1996       1995       1996       1995
                                                                    ---------  ---------  ---------  ---------
Units:
  Units Sold......................................................     25,612     25,127     30,477     22,743

  Units Redeemed..................................................     (7,677)    (6,124)   (25,245)   (29,287)
                                                                    ---------  ---------  ---------  ---------

  Net Increase (Decrease).........................................     17,935     19,003      5,232     (6,544)
                                                                    ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------

                                                                     FIDELITY VIP          FIDELITY VIP
                                                                   EQUITY INCOME(1)    OVERSEAS DIVISION(1)
                                                                 --------------------  --------------------
                                                                      YEAR ENDED            YEAR ENDED
                                                                     DECEMBER 31           DECEMBER 31
                                                                   1996       1995       1996       1995
                                                                 ---------  ---------  ---------  ---------

Units:

  Units Sold...................................................     10,927     13,207     10,117      9,562

  Units Redeemed...............................................     (4,121)    (2,775)    (3,747)    (4,317)
                                                                 ---------  ---------  ---------  ---------

  Net Increase (Decrease)......................................      6,806     10,432      6,370      5,245
                                                                 ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------

                                                                       FIDELITY VIP        FIDELITY VIP II
                                                                       HIGH INCOME         INVESTMENT GRADE
                                                                       DIVISION(1)          BOND DIVISION
                                                                   --------------------  --------------------
                                                                        YEAR ENDED            YEAR ENDED
                                                                       DECEMBER 31           DECEMBER 31
                                                                     1996       1995       1996       1995
                                                                   ---------  ---------  ---------  ---------

Units:

  Units Sold.....................................................      6,059      3,566      2,123      2,446

  Units Redeemed.................................................     (1,414)      (667)    (4,342)    (1,508)
                                                                   ---------  ---------  ---------  ---------

  Net Increase (Decrease)........................................      4,645      2,899     (2,219)       938
                                                                   ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------

                                                                   FIDELITY VIP II       FIDELITY VIP II
                                                                    ASSET MANAGER           INDEX 500
                                                                     DIVISION(1)           DIVISION(1)
                                                                 --------------------  --------------------
                                                                      YEAR ENDED            YEAR ENDED
                                                                     DECEMBER 31           DECEMBER 31
                                                                   1996       1995       1996       1995
                                                                 ---------  ---------  ---------  ---------

Units:

  Units Sold...................................................     13,029     17,674     11,713      7,326

  Units Redeemed...............................................    (10,432)   (13,371)    (1,817)      (936)
                                                                 ---------  ---------  ---------  ---------

  Net Increase (Decrease)......................................      2,597      4,303      9,896      6,390
                                                                 ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------

------------

(1) Officers of SAFECO have minor investments in this division at December 31, 1996

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                                                      FIDELITY VIP II
                                               FIDELITY VIP II                         ASSET MANAGER:
                                             CONTRAFUND DIVISION                      GROWTH DIVISION
                                     ------------------------------------  --------------------------------------
                                     YEAR ENDED 1996  PERIOD ENDED 1995*    YEAR ENDED 1996   PERIOD ENDED 1995*
                                     ---------------  -------------------  -----------------  -------------------
Units:
  Units Sold.......................        15,208              9,226               4,590               1,750

  Units Redeemed...................        (1,897)              (295)               (397)                (48)
                                          -------              -----               -----               -----

  Net Increase (Decrease)..........        13,311              8,931               4,193               1,702
                                          -------              -----               -----               -----
                                          -------              -----               -----               -----

                                                                                            SAFECO RST
                                                                                              GROWTH
                                                                        SAFECO RST          DIVISION(1)
                                                                      EQUITY DIVISION    -----------------
                                                                    -------------------    PERIOD ENDED
                                                                       PERIOD ENDED         DECEMBER 31
                                                                    DECEMBER 31 1996**        1996**
                                                                    -------------------  -----------------
Units:

  Units Sold......................................................           2,782              12,683

  Units Redeemed..................................................             (63)               (340)
                                                                             -----             -------

  Net Increase (Decrease).........................................           2,719              12,343
                                                                             -----             -------
                                                                             -----             -------

                                                                         SAFECO RST             SAFECO RST
                                                                     NORTHWEST DIVISION        BOND DIVISION
                                                                    ---------------------  ---------------------
                                                                        PERIOD ENDED           PERIOD ENDED
                                                                     DECEMBER 31 1996**     DECEMBER 31 1996**
                                                                    ---------------------  ---------------------
Units:

  Units Sold......................................................               93                     80

  Units Redeemed..................................................               (4)                    (0)
                                                                                 --                     --

  Net Increase (Decrease).........................................               89                     80
                                                                                 --                     --
                                                                                 --                     --

                                                                     LEXINGTON NATURAL   LEXINGTON EMERGING
                                                                    RESOURCES DIVISION   MARKETS DIVISION(1)
                                                                    -------------------  -------------------
                                                                       PERIOD ENDED         PERIOD ENDED
                                                                    DECEMBER 31 1996**   DECEMBER 31 1996**
                                                                    -------------------  -------------------
Units:

  Units Sold......................................................           6,044                5,577

  Units Redeemed..................................................            (108)                (153)
                                                                             -----                -----

  Net Increase (Decrease).........................................           5,936                5,424
                                                                             -----                -----
                                                                             -----                -----

------------

(1) Officers of SAFECO have minor investments in this investment division at December 31, 1996

* For the period from April 30, 1995 (date of inception) through December 31, 1995.

** For the period from April 30, 1996 (date of inception) through December 31, 1996.

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  INVESTMENT TRANSACTIONS

                                                                      YEAR ENDED DECEMBER 31, 1996
                                                            -------------------------------------------------
                                                            FIDELITY VIP      FIDELITY VIP      FIDELITY VIP
                                                               GROWTH         MONEY MARKET      EQUITY INCOME
                                                              DIVISION          DIVISION          DIVISION
                                                            -------------     -------------     -------------

Purchases...............................................    $  6,750,699      $  5,490,861      $  2,728,393
                                                            -------------     -------------     -------------
                                                            -------------     -------------     -------------

Sales...................................................     ($2,607,222)      ($4,809,783)      ($1,086,546)
                                                            -------------     -------------     -------------
                                                            -------------     -------------     -------------

Number of Shares Owned at December 31, 1996.............         444,078         1,947,891           328,381
                                                            -------------     -------------     -------------
                                                            -------------     -------------     -------------


                                                                      YEAR ENDED DECEMBER 31, 1996
                                                            -------------------------------------------------
                                                                                                FIDELITY VIP
                                                            FIDELITY VIP      FIDELITY VIP      II INVESTMENT
                                                              OVERSEAS         HIGH INCOME       GRADE BOND
                                                              DIVISION          DIVISION          DIVISION
                                                            -------------     -------------     -------------

Purchases...............................................    $  1,905,974      $  1,705,017      $    662,797
                                                            -------------     -------------     -------------
                                                            -------------     -------------     -------------

Sales...................................................       ($968,365)      ($1,028,883)        ($903,820)
                                                            -------------     -------------     -------------
                                                            -------------     -------------     -------------
Number of Shares Owned at December 31, 1996.............         224,254           115,442            58,635
                                                            -------------     -------------     -------------
                                                            -------------     -------------     -------------

                                                        YEAR ENDED DECEMBER 31, 1996
                                     -------------------------------------------------------------------
                                                                                           FIDELITY VIP
                                     FIDELITY VIP                                            II ASSET
                                       II ASSET        FIDELITY VIP      FIDELITY VIP        MANAGER:
                                        MANAGER        II INDEX 500      II CONTRAFUND        GROWTH
                                       DIVISION          DIVISION          DIVISION          DIVISION
                                     -------------     -------------     -------------     -------------

Purchases........................    $  2,252,200      $  1,983,120      $  2,139,301      $    820,145
                                     -------------     -------------     -------------     -------------
                                     -------------     -------------     -------------     -------------

Sales............................     ($1,469,149)        ($367,239)        ($432,126)        ($263,615)
                                     -------------     -------------     -------------     -------------
                                     -------------     -------------     -------------     -------------

Number of Shares Owned at
 December 31, 1996...............         477,545            35,138           192,859            61,756
                                     -------------     -------------     -------------     -------------
                                     -------------     -------------     -------------     -------------

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                    PERIOD ENDED DECEMBER 31, 1996*
                                          ---------------------------------------------------
                                                                                SAFECO RST
                                            SAFECO RST        SAFECO RST         NORTHWEST
                                          EQUITY DIVISION   GROWTH DIVISION      DIVISION
                                          ---------------   ---------------   ---------------

Purchases...............................       $ 389,981         $1,540,974        $  10,151
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------

Sales...................................        ($60,234)         ($145,606)         ($1,069)
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------

Number of Shares Owned at December 31,
 1996...................................          14,722             73,512              760
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------


                                                    PERIOD ENDED DECEMBER 31, 1996*
                                          ---------------------------------------------------
                                                               LEXINGTON         LEXINGTON
                                                                NATURAL          EMERGING
                                          SAFECO RST BOND      RESOURCES          MARKETS
                                             DIVISION          DIVISION          DIVISION
                                          ---------------   ---------------   ---------------

Purchases...............................       $   8,440         $  817,617        $ 582,683
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------

Sales...................................            ($50)         ($198,906)        ($71,684)
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------
Number of Shares Owned at December 31,
 1996...................................             748             47,826           50,868
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------

------------

* For the period from April 30, 1996 (date of inception) through December 31, 1996.

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  UNIT VALUES

    The following are unit values attributable to unitholders as of the date indicated:

                                                            FIDELITY VIP       FIDELITY VIP
                                         FIDELITY VIP       MONEY MARKET       EQUITY INCOME      FIDELITY VIP
                                        GROWTH DIVISION       DIVISION           DIVISION       OVERSEAS DIVISION
                                       -----------------  -----------------  -----------------  -----------------
December 31, 1992....................     $   118.301        $   103.032        $   123.900        $    90.087
December 31, 1993....................         139.950            105.409            145.146            122.522
December 31, 1994....................         138.673            108.907            154.013            123.521
December 31, 1995....................         186.039            114.270            206.203            134.264
December 31, 1996....................         211.469            119.360            233.528            150.638


                                        FIDELITY VIP II    FIDELITY VIP II    FIDELITY VIP II    FIDELITY VIP II
                                          HIGH INCOME     INVESTMENT GRADE     ASSET MANAGER        INDEX 500
                                           DIVISION         BOND DIVISION        DIVISION           DIVISION
                                       -----------------  -----------------  -----------------  -----------------
December 31, 1992....................             N/A        $   105.619        $   115.113                N/A
December 31, 1993....................     $   108.076            116.148            138.097        $   105.094
December 31, 1994....................         105.455            110.786            128.527            105.239
December 31, 1995....................         126.046            128.816            148.977            143.089
December 31, 1996....................         142.436            131.721            169.192            174.160

                                        FIDELITY VIP II    FIDELITY VIP II
                                          CONTRAFUND       ASSET MANAGER:    SAFECO RST EQUITY  SAFECO RST GROWTH
                                           DIVISION        GROWTH DIVISION       DIVISION           DIVISION
                                       -----------------  -----------------  -----------------  -----------------
December 31, 1992....................             N/A                N/A                N/A                N/A
December 31, 1993....................             N/A                N/A                N/A                N/A
December 31, 1994....................             N/A                N/A                N/A                N/A
December 31, 1995....................     $   119.439        $   115.467                N/A                N/A
December 31, 1996....................         143.581            137.235        $   117.794        $   115.231

                                          SAFECO RST                         LEXINGTON NATURAL      LEXINGTON
                                           NORTHWEST       SAFECO RST BOND       RESOURCES      EMERGING MARKETS
                                           DIVISION           DIVISION           DIVISION           DIVISION
                                       -----------------  -----------------  -----------------  -----------------
December 31, 1992....................             N/A                N/A                N/A                N/A
December 31, 1993....................             N/A                N/A                N/A                N/A
December 31, 1994....................             N/A                N/A                N/A                N/A
December 31, 1995....................             N/A                N/A                N/A                N/A
December 31, 1996....................         $99.237     $      100.648     $      115.129            $94.523

N/A Unit Values are shown beginning the first year end after inception for the respective division.

                                  SAFECO LIFE
                              SEPARATE ACCOUNT SL
                         UNAUDITED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30,1997

                        SAFECO LIFE SEPARATE ACCOUNT SL
                                 JUNE 30, 1997

                               TABLE OF CONTENTS

Statement of Assets and Liabilities.......................................  A-15

Statement of Operations...................................................  A-16

Statement of Changes in Net Assets........................................  A-17

Notes to Financial Statements.............................................  A-18

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF ASSETS AND LIABILITIES
JUNE 30, 1997
(UNAUDITED)

                                                                FIDELITY     FIDELITY     FIDELITY
                                                   FIDELITY     VIP MONEY   VIP EQUITY       VIP
                                                  VIP GROWTH     MARKET       INCOME      OVERSEAS
                                                   DIVISION     DIVISION     DIVISION     DIVISION
                                                  -----------  -----------  -----------  -----------
NET ASSETS:
Investments at fair value in:
Variable Insurance Products Fund ("VIP")
  Cost:
  Growth Portfolio -                 $12,800,804  $15,458,563
  Money Market Portfolio -             3,012,536               $ 3,012,536
  Equity Income Portfolio -            7,593,757                            $ 9,024,510
  Overseas Portfolio -                 4,489,028                                         $ 5,263,995

Due (To) From SAFECO LIFE.......................      (19,184)         280       (1,466)        (948)
                                                  -----------  -----------  -----------  -----------

Net Assets......................................  $15,439,379  $ 3,012,816  $ 9,023,044  $ 5,263,047
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

Units Outstanding...............................   64,427.251   24,666.927   33,344.167   30,140.837
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

Unit Value and Redemption Price Per Unit........  $   239.641  $   122.140  $   270.603  $   174.615
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

                       See Notes to Financial Statements

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
JUNE 30, 1997
(UNAUDITED)

                                                                             FIDELITY VIP   FIDELITY VIP
                                                              FIDELITY VIP   II INVESTMENT    II ASSET     FIDELITY VIP
                                                               HIGH INCOME    GRADE BOND       MANAGER     II INDEX 500
                                                                DIVISION       DIVISION       DIVISION       DIVISION
                                                              -------------  -------------  -------------  -------------
NET ASSETS:
Investments at fair value in:
Variable Insurance Products Fund ("VIP")
  Cost:
  High Income Portfolio -        $1,526,772                    $ 1,585,450
Variable Insurance Products Fund II ("VIP II")
  Cost:
  Investment Grade Bond Portfolio -  721,142                                  $   727,476
  Asset Manager Portfolio -       8,082,601                                                  $ 9,074,079
  Index 500 Portfolio -            3,367,768                                                                $ 4,223,427

Due (To) From SAFECO LIFE...................................          (278)         1,842         (2,549)          (794)
                                                              -------------  -------------  -------------  -------------

Net Assets..................................................   $ 1,585,172    $   729,318    $ 9,071,530    $ 4,222,633
                                                              -------------  -------------  -------------  -------------
                                                              -------------  -------------  -------------  -------------

Units Outstanding...........................................    10,379.355      5,409.660     48,429.983     20,260.736
                                                              -------------  -------------  -------------  -------------
                                                              -------------  -------------  -------------  -------------

Unit Value and Redemption Price Per Unit....................   $   152.724    $   134.818    $   187.312    $   208.415
                                                              -------------  -------------  -------------  -------------
                                                              -------------  -------------  -------------  -------------

                       See Notes to Financial Statements

                                     A-15a

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
JUNE 30, 1997
(UNAUDITED)

                                                         FIDELITY VIP
                                                           II ASSET
                                          FIDELITY VIP     MANAGER:      SAFECO RST     SAFECO RST
                                          II CONTRAFUND     GROWTH         EQUITY         GROWTH
                                            DIVISION       DIVISION       DIVISION       DIVISION
                                          -------------  -------------  -------------  -------------
NET ASSETS:
Investments at fair value in:
Variable Insurance Products Fund II
  ("VIP II")
  Cost:
  Contrafund Portfolio -      $3,653,096   $ 4,322,724
  Asset Manager: Growth Portfolio -
                               1,297,081                  $ 1,455,320
SAFECO Resource Series Trust ("RST")
  Cost:
  Equity Portfolio -           1,072,492                                 $ 1,159,481
  Growth Portfolio -           2,411,377                                                $ 2,736,636

Due (To) From SAFECO LIFE...............          (459)          (253)           (86)         7,409
                                          -------------  -------------  -------------  -------------

Net Assets..............................   $ 4,322,265    $ 1,455,067    $ 1,159,395    $ 2,744,045
                                          -------------  -------------  -------------  -------------
                                          -------------  -------------  -------------  -------------

Units Outstanding.......................    27,088.176      9,331.056      8,452.535     20,502.814
                                          -------------  -------------  -------------  -------------
                                          -------------  -------------  -------------  -------------

Unit Value and Redemption Price Per
  Unit..................................   $   159.563    $   155.938    $   137.165    $   133.837
                                          -------------  -------------  -------------  -------------
                                          -------------  -------------  -------------  -------------

                       See Notes to Financial Statements

                                     A-15b

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
JUNE 30, 1997
(UNAUDITED)

                                                                               LEXINGTON   LEXINGTON
                                                 SAFECO RST                     NATURAL     EMERGING
                                                  NORTHWEST     SAFECO RST     RESOURCES    MARKETS
                                                  DIVISION     BOND DIVISION   DIVISION     DIVISION
                                                -------------  -------------  -----------  ----------
NET ASSETS:
Investments at fair value in:
SAFECO Resource Series Trust ("RST")
  Cost:
  Northwest Portfolio -                $51,012    $  56,301
  Bond Portfolio -                      61,761                   $  62,756
Lexington Natural Resources Trust
  Cost:
  Natural Resources Portfolio -        867,227                                 $ 953,900
Lexington Emerging Markets Fund, Inc.
  Cost:
  Emerging Markets Portfolio -         610,472                                             $  678,961

Due (To) From SAFECO LIFE.....................         (478)            (4)          (58)         (58)
                                                -------------  -------------  -----------  ----------

Net Assets....................................    $  55,823      $  62,752     $ 953,842   $  678,903
                                                -------------  -------------  -----------  ----------
                                                -------------  -------------  -----------  ----------

Units Outstanding.............................      476.893        614.268     8,035.289    6,269.117
                                                -------------  -------------  -----------  ----------
                                                -------------  -------------  -----------  ----------

Unit Value and Redemption Price Per Unit......    $ 117.055      $ 102.157     $ 118.707   $  108.293
                                                -------------  -------------  -----------  ----------
                                                -------------  -------------  -----------  ----------

                       See Notes to Financial Statements

                                     A-15c

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF OPERATIONS
(UNAUDITED)

                                                            SIX MONTHS ENDED JUNE 30, 1997
                                                  --------------------------------------------------
                                                                FIDELITY     FIDELITY
                                                   FIDELITY        VIP          VIP       FIDELITY
                                                      VIP         MONEY       EQUITY         VIP
                                                    GROWTH       MARKET       INCOME      OVERSEAS
                                                   DIVISION     DIVISION     DIVISION     DIVISION
                                                  -----------  -----------  -----------  -----------
INVESTMENT INCOME (LOSS):

Dividends.......................................   $ 516,357    $  67,482    $ 730,426    $ 374,033

Expenses (Note 3):
  Mortality and Expense Risk Charge.............     (64,163)     (10,791)     (34,937)     (20,413)
                                                  -----------  -----------  -----------  -----------

Net Investment Income (Loss)....................     452,194       56,691      695,489      353,620
                                                  -----------  -----------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:

Net Realized Gain (Loss) on Investments.........     450,902            0       75,225       46,399

Net Change in Unrealized Appreciation
  (Depreciation) of Investments.................     870,911            0      403,472      306,302
                                                  -----------  -----------  -----------  -----------

Net Realized and Unrealized Gain (Loss) on
  Investments...................................   1,321,813            0      478,697      352,701
                                                  -----------  -----------  -----------  -----------

NET CHANGE IN NET ASSETS RESULTING FROM
OPERATIONS:.....................................   $1,774,007   $  56,691    $1,174,186   $ 706,321
                                                  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------

                       See Notes to Financial Statements

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF OPERATIONS (CONTINUED)
(UNAUDITED)

                                                          SIX MONTHS ENDED JUNE 30, 1997
                                             --------------------------------------------------------
                                              FIDELITY      FIDELITY       FIDELITY
                                                 VIP         VIP II         VIP II        FIDELITY
                                                HIGH       INVESTMENT        ASSET         VIP II
                                               INCOME      GRADE BOND       MANAGER       INDEX 500
                                              DIVISION      DIVISION       DIVISION       DIVISION
                                             -----------  -------------  -------------  -------------
INVESTMENT INCOME (LOSS):

Dividends..................................   $ 118,089     $  41,932     $   990,660     $ 112,819

Expenses (Note 3):
  Mortality and Expense Risk Charge........      (6,602)       (3,160)        (37,806)      (15,937)
                                             -----------  -------------  -------------  -------------

Net Investment Income (Loss)...............     111,487        38,772         952,854        96,882
                                             -----------  -------------  -------------  -------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:

Net Realized Gain (Loss) on Investments....      16,599        (3,749)         41,397        91,633

Net Change in Unrealized Appreciation
  (Depreciation) of Investments............     (21,340)      (18,441)       (121,930)      465,201
                                             -----------  -------------  -------------  -------------

Net Realized and Unrealized Gain (Loss) on
  Investments..............................      (4,741)      (22,190)        (80,533)      556,834
                                             -----------  -------------  -------------  -------------

NET CHANGE IN NET ASSETS RESULTING FROM
OPERATIONS:................................   $ 106,746     $  16,582     $   872,321     $ 653,716
                                             -----------  -------------  -------------  -------------
                                             -----------  -------------  -------------  -------------

                       See Notes to Financial Statements

                                     A-16a

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF OPERATIONS (CONTINUED)
(UNAUDITED)

                                                           SIX MONTHS ENDED JUNE 30, 1997
                                               ------------------------------------------------------
                                                                FIDELITY
                                                                 VIP II
                                                 FIDELITY         ASSET        SAFECO       SAFECO
                                                  VIP II        MANAGER:         RST          RST
                                                CONTRAFUND       GROWTH        EQUITY       GROWTH
                                                 DIVISION       DIVISION      DIVISION     DIVISION
                                               -------------  -------------  -----------  -----------
INVESTMENT INCOME (LOSS):

Dividends....................................    $ 104,398      $   1,396     $       0    $       0

Expenses (Note 3):
  Mortality and Expense Risk Charge..........      (16,418)        (5,007)       (2,888)      (8,769)
                                               -------------  -------------  -----------  -----------

Net Investment Income (Loss).................       87,980         (3,611)       (2,888)      (8,769)
                                               -------------  -------------  -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:

Net Realized Gain (Loss) on Investments......       38,853         31,967         6,835       45,278

Net Change in Unrealized Appreciation
  (Depreciation) of Investments..............      280,679        117,474        98,810      301,263
                                               -------------  -------------  -----------  -----------

Net Realized and Unrealized Gain (Loss) on
  Investments................................      319,532        149,441       105,645      346,541
                                               -------------  -------------  -----------  -----------

NET CHANGE IN NET ASSETS RESULTING FROM
OPERATIONS:..................................    $ 407,512      $ 145,830     $ 102,757    $ 337,772
                                               -------------  -------------  -----------  -----------
                                               -------------  -------------  -----------  -----------

                       See Notes to Financial Statements

                                     A-16b

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF OPERATIONS (CONTINUED)
(UNAUDITED)

                                                             SIX MONTHS ENDED JUNE 30, 1997
                                               ----------------------------------------------------------
                                                   SAFECO           SAFECO        LEXINGTON    LEXINGTON
                                                     RST              RST          NATURAL     EMERGING
                                                  NORTHWEST          BOND         RESOURCES     MARKETS
                                                  DIVISION         DIVISION       DIVISION     DIVISION
                                               ---------------  ---------------  -----------  -----------
INVESTMENT INCOME (LOSS):

Dividends....................................     $       0        $       0      $       0    $       0

Expenses (Note 3):
  Mortality and Expense Risk Charge..........          (141)            (208)        (3,134)      (3,286)
                                                    -------          -------     -----------  -----------

Net Investment Income (Loss).................          (141)            (208)        (3,134)      (3,286)
                                                    -------          -------     -----------  -----------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS:

Net Realized Gain (Loss) on Investments......           592              163         18,533       17,935

Net Change in Unrealized Appreciation
  (Depreciation) of Investments..............         5,142            1,347         27,796       71,855
                                                    -------          -------     -----------  -----------

Net Realized and Unrealized Gain (Loss) on
  Investments................................         5,734            1,510         46,329       89,790
                                                    -------          -------     -----------  -----------

NET CHANGE IN NET ASSETS RESULTING FROM
OPERATIONS:..................................     $   5,593        $   1,302      $  43,195    $  86,504
                                                    -------          -------     -----------  -----------
                                                    -------          -------     -----------  -----------

                       See Notes to Financial Statements

                                     A-16c

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS
(UNAUDITED)

                                               FIDELITY VIP                      FIDELITY VIP
                                             GROWTH DIVISION                MONEY MARKET DIVISION
                                     --------------------------------  --------------------------------
                                       PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
                                         6/30/97          12/31/96         6/30/97          12/31/96
                                     ----------------  --------------  ----------------  --------------
CHANGE IN NET ASSETS FROM
  OPERATIONS:
Net Investment Income (Loss).......    $    452,194     $    545,504     $     56,691     $     88,024
Net Realized Gain (Loss) on
  Investments......................         450,902          666,095                0                0
Net Change in Unrealized
  Appreciation (Depreciation) of
  Investments......................         870,911          189,972                0                0
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Operations.......................       1,774,007        1,401,571           56,691           88,024
CHANGE IN NET ASSETS FROM POLICY
  TRANSACTIONS:
Transfers in from Net Premiums.....       1,706,024        4,124,943        1,682,612        3,446,186
Transfers out for Policy Related
  Transactions.....................        (799,446)      (1,568,735)        (149,789)        (130,228)
Transfers between Separate Account
  SL's Divisions and (to) from
  Guaranteed Interest Division,
  Net..............................      (1,047,372)       1,043,497         (528,873)      (2,712,658)
Gain (Loss) Attributable to SAFECO
  Life.............................          (6,588)          (3,620)           3,852          (10,424)
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Policy Transactions..............        (147,382)       3,596,085        1,007,802          592,876
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets...........       1,626,625        4,997,656        1,064,493          680,900
Net Assets, Beginning of Period....      13,812,754        8,815,098        1,948,323        1,267,423
                                     ----------------  --------------  ----------------  --------------
Net Assets, End of Period..........    $ 15,439,379     $ 13,812,754     $  3,012,816     $  1,948,323
                                     ----------------  --------------  ----------------  --------------
                                     ----------------  --------------  ----------------  --------------

                       See Notes to Financial Statements

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
(UNAUDITED)

                                               FIDELITY VIP                      FIDELITY VIP
                                          EQUITY INCOME DIVISION              OVERSEAS DIVISION
                                     --------------------------------  --------------------------------
                                       PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
                                         6/30/97          12/31/96         6/30/97          12/31/96
                                     ----------------  --------------  ----------------  --------------
CHANGE IN NET ASSETS FROM
  OPERATIONS:
Net Investment Income (Loss).......    $    695,489     $    167,596     $    353,620     $     40,729
Net Realized Gain (Loss) on
  Investments......................          75,225          261,564           46,399           84,017
Net Change in Unrealized
  Appreciation (Depreciation) of
  Investments......................         403,472          308,534          306,302          292,888
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Operations.......................       1,174,186          737,694          706,321          417,634
CHANGE IN NET ASSETS FROM POLICY
  TRANSACTIONS:
Transfers in from Net Premiums.....       1,069,275        2,357,488          551,489        1,166,002
Transfers out for Policy Related
  Transactions.....................        (342,508)        (902,544)        (253,144)        (538,631)
Transfers between Separate Account
  SL's Divisions and (to) from
  Guaranteed Interest Division,
  Net..............................         217,715           20,519           34,551          269,996
Gain (Loss) Attributable to SAFECO
  Life.............................            (799)          (1,691)            (731)            (673)
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Policy Transactions..............         943,683        1,473,772          332,165          896,694
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets...........       2,117,869        2,211,466        1,038,486        1,314,328
Net Assets, Beginning of Period....       6,905,175        4,693,709        4,224,561        2,910,233
                                     ----------------  --------------  ----------------  --------------
Net Assets, End of Period..........    $  9,023,044     $  6,905,175     $  5,263,047     $  4,224,561
                                     ----------------  --------------  ----------------  --------------
                                     ----------------  --------------  ----------------  --------------

                       See Notes to Financial Statements

                                     A-17a

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
(UNAUDITED)

                                               FIDELITY VIP                    FIDELITY VIP II
                                           HIGH INCOME DIVISION         INVESTMENT GRADE BOND DIVISION
                                     --------------------------------  --------------------------------
                                       PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
                                         6/30/97          12/31/96         6/30/97          12/31/96
                                     ----------------  --------------  ----------------  --------------
CHANGE IN NET ASSETS FROM
  OPERATIONS:
Net Investment Income (Loss).......    $    111,487     $     52,842      $   38,772       $   43,364
Net Realized Gain (Loss) on
  Investments......................          16,599           14,163          (3,749)           7,591
Net Change in Unrealized
  Appreciation (Depreciation) of
  Investments......................         (21,340)          61,598         (18,441)         (36,058)
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Operations.......................         106,746          128,603          16,582           14,897
CHANGE IN NET ASSETS FROM POLICY
  TRANSACTIONS:
Transfers in from Net Premiums.....         303,480          489,342          85,572          271,528
Transfers out for Policy Related
  Transactions.....................         (94,949)        (192,518)        (67,488)        (144,121)
Transfers between Separate Account
  SL's Divisions and (to) from
  Guaranteed Interest Division,
  Net..............................        (175,149)         326,333         (24,930)        (412,302)
Gain (Loss) Attributable to SAFECO
  Life.............................            (128)             (37)             60               64
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Policy Transactions..............          33,254          623,120          (6,786)        (284,831)
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets...........         140,000          751,723           9,796         (269,934)
Net Assets, Beginning of Period....       1,445,172          693,449         719,522          989,456
                                     ----------------  --------------  ----------------  --------------
Net Assets, End of Period..........    $  1,585,172     $  1,445,172      $  729,318       $  719,522
                                     ----------------  --------------  ----------------  --------------
                                     ----------------  --------------  ----------------  --------------

                       See Notes to Financial Statements

                                     A-17b

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
(UNAUDITED)

                                             FIDELITY VIP II                   FIDELITY VIP II
                                          ASSET MANAGER DIVISION              INDEX 500 DIVISION
                                     --------------------------------  --------------------------------
                                       PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
                                         6/30/97          12/31/96         6/30/97          12/31/96
                                     ----------------  --------------  ----------------  --------------
CHANGE IN NET ASSETS FROM
  OPERATIONS:
Net Investment Income (Loss).......    $    952,854     $    373,438     $     96,882     $     36,950
Net Realized Gain (Loss) on
  Investments......................          41,397           67,740           91,633           68,068
Net Change in Unrealized
  Appreciation (Depreciation) of
  Investments......................        (121,930)         502,688          465,201          290,744
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Operations.......................         872,321          943,866          653,716          395,762
CHANGE IN NET ASSETS FROM POLICY
  TRANSACTIONS:
Transfers in from Net Premiums.....         801,202        2,044,200          559,000        1,192,914
Transfers out for Policy Related
  Transactions.....................        (461,563)      (1,211,057)        (206,347)        (284,721)
Transfers between Separate Account
  SL's Divisions and (to) from
  Guaranteed Interest Division,
  Net..............................        (222,610)        (422,044)          85,250          670,973
Gain (Loss) Attributable to SAFECO
  Life.............................            (965)          (2,344)            (446)            (159)
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Policy Transactions..............         116,064          408,755          437,457        1,579,007
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets...........         988,385        1,352,621        1,091,173        1,974,769
Net Assets, Beginning of Period....       8,083,145        6,730,524        3,131,460        1,156,691
                                     ----------------  --------------  ----------------  --------------
Net Assets, End of Period..........    $  9,071,530     $  8,083,145     $  4,222,633     $  3,131,460
                                     ----------------  --------------  ----------------  --------------
                                     ----------------  --------------  ----------------  --------------

                       See Notes to Financial Statements

                                     A-17c

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
(UNAUDITED)

                                             FIDELITY VIP II                   FIDELITY VIP II
                                           CONTRAFUND DIVISION          ASSET MANAGER: GROWTH DIVISION
                                     --------------------------------  --------------------------------
                                       PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
                                         6/30/97          12/31/96         6/30/97          12/31/96
                                     ----------------  --------------  ----------------  --------------
CHANGE IN NET ASSETS FROM
  OPERATIONS:
Net Investment Income (Loss).......    $     87,980     $     (7,057)    $     (3,611)     $   36,787
Net Realized Gain (Loss) on
  Investments......................          38,853           36,577           31,967          12,549
Net Change in Unrealized
  Appreciation (Depreciation) of
  Investments......................         280,679          383,171          117,474          43,534
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Operations.......................         407,512          412,691          145,830          92,870
CHANGE IN NET ASSETS FROM POLICY
  TRANSACTIONS:
Transfers in from Net Premiums.....         746,067        1,223,954          223,310         247,373
Transfers out for Policy Related
  Transactions.....................        (258,471)        (250,013)          (8,214)        (47,071)
Transfers between Separate Account
  SL's Divisions and (to) from
  Guaranteed Interest Division,
  Net..............................         235,565          744,280          284,788         315,334
Gain (Loss) Attributable to SAFECO
  Life.............................          (1,999)          (4,087)             473           3,877
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets from
  Policy Transactions..............         721,162        1,714,134          500,357         519,513
                                     ----------------  --------------  ----------------  --------------
Net Change in Net Assets...........       1,128,674        2,126,825          646,187         612,383
Net Assets, Beginning of Period....       3,193,591        1,066,766          808,880         196,497
                                     ----------------  --------------  ----------------  --------------
Net Assets, End of Period..........    $  4,322,265     $  3,193,591     $  1,455,067      $  808,880
                                     ----------------  --------------  ----------------  --------------
                                     ----------------  --------------  ----------------  --------------

                       See Notes to Financial Statements

                                     A-17d

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
(UNAUDITED)

                                            SAFECO RST                          SAFECO RST
                                         EQUITY DIVISION                     GROWTH DIVISION
                                ----------------------------------  ----------------------------------
                                  PERIOD ENDED      PERIOD ENDED      PERIOD ENDED      PERIOD ENDED
                                    6/30/97          12/31/96*          6/30/97          12/31/96*
                                ----------------  ----------------  ----------------  ----------------
CHANGE IN NET ASSETS FROM
  OPERATIONS:
Net Investment Income (Loss)..    $     (2,888)      $   29,364       $     (8,769)     $    111,602
Net Realized Gain (Loss) on
  Investments.................           6,835            2,283             45,278            (3,530)
Net Change in Unrealized
  Appreciation (Depreciation)
  of Investments..............          98,810          (11,822)           301,263            23,996
                                ----------------  ----------------  ----------------  ----------------
Net Change in Net Assets from
  Operations..................         102,757           19,825            337,772           132,068
CHANGE IN NET ASSETS FROM
  POLICY TRANSACTIONS:
Transfers in from Net
  Premiums....................         295,704           56,058            605,742           265,857
Transfers out for Policy
  Related Transactions........         (46,425)          (7,234)          (104,771)          (36,206)
Transfers between Separate
  Account SL's Divisions and
  (to) from Guaranteed
  Interest Division, Net......         487,431          251,559            481,442         1,054,115
Gain (Loss) Attributable to
  SAFECO Life.................            (275)              (5)             1,538             6,488
                                ----------------  ----------------  ----------------  ----------------
Net Change in Net Assets from
  Policy Transactions.........         736,435          300,378            983,951         1,290,254
                                ----------------  ----------------  ----------------  ----------------
Net Change in Net Assets......         839,192          320,203          1,321,723         1,422,322
Net Assets, Beginning of
  Period .....................         320,203                0          1,422,322                 0
                                ----------------  ----------------  ----------------  ----------------
Net Assets, End of Period.....    $  1,159,395       $  320,203       $  2,744,045      $  1,422,322
                                ----------------  ----------------  ----------------  ----------------
                                ----------------  ----------------  ----------------  ----------------

------------

* For the period from April 30, 1996 (date of inception) through December 31, 1996.

                       See Notes to Financial Statements

                                     A-17e

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
(UNAUDITED)

                                             SAFECO RST                            SAFECO RST
                                         NORTHWEST DIVISION                      BOND DIVISION
                                ------------------------------------  ------------------------------------
                                  PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED
                                     6/30/97           12/31/96*           6/30/97           12/31/96*
                                -----------------  -----------------  -----------------  -----------------
CHANGE IN NET ASSETS FROM
  OPERATIONS:
Net Investment Income (Loss)..      $    (141)         $      42          $    (208)         $     422
Net Realized Gain (Loss) on
  Investments.................            592                (13)               163                  0
Net Change in Unrealized
  Appreciation (Depreciation)
  of Investments..............          5,142                147              1,347               (353)
                                     --------            -------           --------            -------
Net Change in Net Assets from
  Operations..................          5,593                176              1,302                 69
CHANGE IN NET ASSETS FROM
  POLICY TRANSACTIONS:
Transfers in from Net
  Premiums....................          7,861              3,602              2,100              7,138
Transfers out for Policy
  Related Transactions........         (2,199)              (371)            (2,594)               (41)
Transfers between Separate
  Account SL's Divisions and
  (to) from Guaranteed
  Interest Division, Net......         35,869              5,808             53,873                870
Gain (Loss) Attributable to
  SAFECO Life.................           (117)              (399)                33                  2
                                     --------            -------           --------            -------
Net Change in Net Assets from
  Policy Transactions.........         41,414              8,640             53,412              7,969
                                     --------            -------           --------            -------
Net Change in Net Assets......         47,007              8,816             54,714              8,038
Net Assets, Beginning of
  Period .....................          8,816                  0              8,038                  0
                                     --------            -------           --------            -------
Net Assets, End of Period.....      $  55,823          $   8,816          $  62,752          $   8,038
                                     --------            -------           --------            -------
                                     --------            -------           --------            -------

------------

* For the period from April 30, 1996 (date of inception) through December 31, 1996.

                       See Notes to Financial Statements

                                     A-17f

SAFECO LIFE SEPARATE ACCOUNT SL
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
(UNAUDITED)

                                       LEXINGTON NATURAL                LEXINGTON EMERGING
                                      RESOURCES DIVISION                 MARKETS DIVISION
                                -------------------------------   -------------------------------
                                 PERIOD ENDED     PERIOD ENDED     PERIOD ENDED     PERIOD ENDED
                                   6/30/97         12/31/96*         6/30/97         12/31/96*
                                --------------   --------------   --------------   --------------
CHANGE IN NET ASSETS FROM
  OPERATIONS:
Net Investment Income
  (Loss)......................  $      (3,134)   $         820    $      (3,286)   $      (1,451)
Net Realized Gain (Loss) on
  Investments.................         18,533            5,839           17,935           (3,540)
Net Change in Unrealized
  Appreciation (Depreciation)
  of Investments..............         27,796           58,877           71,855           (3,366)
                                --------------   --------------   --------------   --------------
Net Change in Net Assets from
  Operations..................         43,195           65,536           86,504           (8,357)
CHANGE IN NET ASSETS FROM
  POLICY TRANSACTIONS:
Transfers in from Net
  Premiums....................        145,006          136,380          132,755          132,526
Transfers out for Policy
  Related Transactions........        (28,626)          (9,309)         (23,712)         (14,320)
Transfers between Separate
  Account SL's Divisions and
  (to) from Guaranteed
  Interest Division, Net......        122,323          480,695          (26,480)         402,781
Gain (Loss) Attributable to
  SAFECO Life.................        (11,469)          10,111           (2,914)             120
                                --------------   --------------   --------------   --------------
Net Change in Net Assets from
  Policy Transactions.........        227,234          617,877           79,649          521,107
                                --------------   --------------   --------------   --------------
Net Change in Net Assets......        270,429          683,413          166,153          512,750
Net Assets, Beginning of
  Period .....................        683,413                0          512,750                0
                                --------------   --------------   --------------   --------------
Net Assets, End of Period.....  $     953,842    $     683,413    $     678,903    $     512,750
                                --------------   --------------   --------------   --------------
                                --------------   --------------   --------------   --------------

------------

* For the period from April 30, 1996 (date of inception) through December 31, 1996.

                       See Notes to Financial Statements

                                     A-17g

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1)  ORGANIZATION

    SAFECO Life Separate Account SL (Account SL) is a separate account of SAFECO Life Insurance Company (SAFECO), a wholly-owned subsidiary of SAFECO Corporation, and is a unit investment trust registered under the Investment Company Act of 1940, as amended.

    Account SL was formed by SAFECO to support the operations of its variable life insurance policies. SAFECO Securities, Inc., a wholly-owned subsidiary of SAFECO Corporation, is the principal underwriter of the Policies issued through Account SL. The assets of Account SL are the property of SAFECO and such assets applicable to the Policies will not be chargeable with liabilities arising out of any other business SAFECO may conduct.

    On January 3, 1996, SAFECO was granted approval in an order by the SEC to transfer Policy Account Values from Investment Divisions invested in portfolios of Hudson River Trust to certain Investment Divisions invested in portfolios of Variable Insurance Products (VIP) and Variable Insurance Product II (VIPII) . On February 20, 1996, SAFECO transferred the Policy Account Values specified in the order. From February 20, 1996 to April 29, 1996, Account SL consisted solely of ten Investment Divisions invested in portfolios of VIP and VIPII.

    On April 30, 1996, Account SL introduced six new Investment Divisions to policyholders. These divisions invest in the Equity, Growth, Northwest, and Bond Portfolios of SAFECO Resource Series Trust, the Lexington Natural Resources Portfolio of Lexington Natural Resources Trust, and the Lexington Emerging Markets Portfolio of the Lexington Emerging Markets Fund, Inc.

    Policyowners are permitted to transfer their funds to other investment divisions of Account SL and to the Guaranteed Interest Division, which is not part of Account SL.

2)  SIGNIFICANT ACCOUNTING POLICIES

    The financial statements of Account SL are prepared in conformity with generally accepted accounting principles, which permits management to make certain estimates and assumptions at the date of the financial statements. Descriptions of the significant accounting policies used in preparing the financial statements are set forth below.

    SECURITY VALUATION. Investments in shares are valued at the net asset value of the respective portfolio.

    SECURITY TRANSACTIONS. Investment transactions are recorded on the trade date. Realized gains (losses) on sales of shares are determined on the basis of identified cost. Net investment income and net realized and unrealized gain (loss) on investments are allocated to the contracts on a pro rata basis.

    FEDERAL INCOME TAXES. The operations of Account SL are included in the Federal income tax return of SAFECO. Under the provisions of the policies, SAFECO has the right to charge Account SL. No charge is currently being made against Account SL for such tax since, under current tax law, SAFECO pays no tax on investment income and capital gains reflected in variable life insurance policy reserves.

3)  EXPENSES

    SAFECO assumes mortality and expense risks related to the operations of Account SL and deducts a charge from the assets of Account SL at an annual rate of .90% of policyowners' net assets to cover these risks. SAFECO also makes deductions from premiums for administrative expenses and state premium taxes before amounts are allocated to Account SL.

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)

4)  UNIT ACTIVITY

                                                FIDELITY VIP                        FIDELITY VIP
                                              GROWTH DIVISION                  MONEY MARKET DIVISION
                                     ----------------------------------  ----------------------------------
                                       PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
                                        6/30/97(1)        12/31/96(2)         6/30/97          12/31/96
                                     -----------------  ---------------  -----------------  ---------------
Units:
  Units Sold.......................          8,704            25,612            19,962            30,477
  Units Redeemed...................         (9,595)           (7,677)          (11,618)          (25,245)
                                            ------           -------           -------           -------

  Net Increase (Decrease)..........           (891)           17,935             8,344             5,232
                                            ------           -------           -------           -------
                                            ------           -------           -------           -------

                                                FIDELITY VIP                        FIDELITY VIP
                                               EQUITY INCOME                     OVERSEAS DIVISION
                                     ----------------------------------  ----------------------------------
                                       PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
                                        6/30/97(1)        12/31/96(2)       6/30/97(1)        12/31/96(2)
                                     -----------------  ---------------  -----------------  ---------------
Units:
  Units Sold.......................          5,711            10,927             4,450            10,117
  Units Redeemed...................         (1,936)           (4,121)           (2,354)           (3,747)
                                            ------           -------            ------           -------

  Net Increase (Decrease)..........          3,775             6,806             2,096             6,370
                                            ------           -------            ------           -------
                                            ------           -------            ------           -------

                                                                                   FIDELITY VIP II
                                                FIDELITY VIP                       INVESTMENT GRADE
                                            HIGH INCOME DIVISION                    BOND DIVISION
                                     ----------------------------------  ------------------------------------
                                       PERIOD ENDED       YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                        6/30/97(1)        12/31/96(2)          6/30/97           12/31/96
                                     -----------------  ---------------  -------------------  ---------------
Units:
  Units Sold.......................          2,497             6,059                665              2,123
  Units Redeemed...................         (2,264)           (1,414)              (718)            (4,342)
                                            ------            ------                ---             ------

  Net Increase (Decrease)..........            233             4,645                (53)            (2,219)
                                            ------            ------                ---             ------
                                            ------            ------                ---             ------

                                              FIDELITY VIP II                     FIDELITY VIP II
                                           ASSET MANAGER DIVISION                INDEX 500 DIVISION
                                     ----------------------------------  ----------------------------------
                                       PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
                                        6/30/97(1)        12/31/96(2)       6/30/97(1)        12/31/96(2)
                                     -----------------  ---------------  -----------------  ---------------
Units:
  Units Sold.......................          5,391            13,029             3,888            11,713
  Units Redeemed...................         (4,736)          (10,432)           (1,607)           (1,817)
                                            ------           -------            ------           -------

  Net Increase (Decrease)..........            655             2,597             2,281             9,896
                                            ------           -------            ------           -------
                                            ------           -------            ------           -------

------------

(1) Officers of SAFECO have minor investments in this division at June 30, 1997.

(2) Officers of SAFECO have minor investments in this division at December 31, 1996.

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)

                                                                                    FIDELITY VIP II
                                              FIDELITY VIP II                        ASSET MANAGER:
                                            CONTRAFUND DIVISION                     GROWTH DIVISION
                                     ----------------------------------  --------------------------------------
                                       PERIOD ENDED       YEAR ENDED        PERIOD ENDED         YEAR ENDED
                                          6/30/97          12/31/96            6/30/97            12/31/96
                                     -----------------  ---------------  -------------------  -----------------
Units:
  Units Sold.......................          6,757            15,208              3,973               4,590
  Units Redeemed...................         (1,911)           (1,897)              (536)               (397)
                                            ------           -------              -----               -----

  Net Increase (Decrease)..........          4,846            13,311              3,437               4,193
                                            ------           -------              -----               -----
                                            ------           -------              -----               -----

                                               SAFECO RST                               SAFECO RST
                                            EQUITY DIVISION                          GROWTH DIVISION
                                ----------------------------------------  --------------------------------------
                                   PERIOD ENDED         PERIOD ENDED         PERIOD ENDED        PERIOD ENDED
                                      6/30/97             12/31/96*           6/30/97(1)         12/31/96(2)*
                                -------------------  -------------------  -------------------  -----------------
Units:
  Units Sold..................           6,106                2,782                9,112              12,683
  Units Redeemed..............            (371)                 (63)                (953)               (340)
                                         -----                -----                -----             -------

  Net Increase (Decrease).....           5,735                2,719                8,159              12,343
                                         -----                -----                -----             -------
                                         -----                -----                -----             -------

                                                 SAFECO RST                                    SAFECO RST
                                             NORTHWEST DIVISION                              BOND DIVISION
                                --------------------------------------------  --------------------------------------------
                                    PERIOD ENDED           PERIOD ENDED           PERIOD ENDED           PERIOD ENDED
                                       6/30/97               12/31/96*               6/30/97               12/31/96*
                                ---------------------  ---------------------  ---------------------  ---------------------
Units:
  Units Sold..................              409                     93                    560                     80
  Units Redeemed..............              (21)                    (4)                   (26)                     0
                                                                    --                                            --
                                            ---                                           ---

  Net Increase (Decrease).....              388                     89                    534                     80
                                                                    --                                            --
                                                                    --                                            --
                                            ---                                           ---
                                            ---                                           ---

                                           LEXINGTON NATURAL                         LEXINGTON EMERGING
                                           RESOURCES DIVISION                         MARKETS DIVISION
                                ----------------------------------------  ----------------------------------------
                                   PERIOD ENDED         PERIOD ENDED         PERIOD ENDED         PERIOD ENDED
                                      6/30/97             12/31/96*           6/30/97(1)          12/31/96(2)*
                                -------------------  -------------------  -------------------  -------------------
Units:
  Units Sold..................           2,529                6,044                1,766                5,577
  Units Redeemed..............            (431)                (108)                (922)                (153)
                                         -----                -----                -----                -----

  Net Increase (Decrease).....           2,098                5,936                  844                5,424
                                         -----                -----                -----                -----
                                         -----                -----                -----                -----

------------

(1) Officers of SAFECO have minor investments in this division at June 30, 1997.

(2) Officers of SAFECO have minor investments in this division at December 31, 1996.

* For the period from April 30, 1996 (date of inception) through December 31, 1996.

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)

5)  INVESTMENT TRANSACTIONS

                                                               SIX MONTHS ENDED JUNE 30, 1997
                                                        ---------------------------------------------
                                                        FIDELITY VIP   FIDELITY VIP    FIDELITY VIP
                                                           GROWTH      MONEY MARKET    EQUITY INCOME
                                                          DIVISION       DIVISION        DIVISION
                                                        -------------  -------------  ---------------

Purchases.............................................   $ 1,773,866    $ 3,127,123     $ 1,959,960
                                                        -------------  -------------  ---------------
                                                        -------------  -------------  ---------------

Sales.................................................   $(1,463,211)   $(2,062,478)    $  (319,846)
                                                        -------------  -------------  ---------------
                                                        -------------  -------------  ---------------

Number of Shares Owned at June 30, 1997...............       452,005      3,012,536         409,089
                                                        -------------  -------------  ---------------
                                                        -------------  -------------  ---------------


                                                               SIX MONTHS ENDED JUNE 30, 1997
                                                        ---------------------------------------------
                                                                                      FIDELITY VIP II
                                                        FIDELITY VIP   FIDELITY VIP     INVESTMENT
                                                          OVERSEAS      HIGH INCOME     GRADE BOND
                                                          DIVISION       DIVISION        DIVISION
                                                        -------------  -------------  ---------------

Purchases.............................................   $ 1,053,655    $   876,804     $   131,630
                                                        -------------  -------------  ---------------
                                                        -------------  -------------  ---------------

Sales.................................................   $  (366,879)   $  (731,856)    $   (99,670)
                                                        -------------  -------------  ---------------
                                                        -------------  -------------  ---------------
Number of Shares Owned at June 30, 1997...............       262,674        127,550          61,442
                                                        -------------  -------------  ---------------
                                                        -------------  -------------  ---------------

                                                     SIX MONTHS ENDED JUNE 30, 1997
                                   ------------------------------------------------------------------
                                   FIDELITY VIP II  FIDELITY VIP II  FIDELITY VIP II  FIDELITY VIP II
                                    ASSET MANAGER      INDEX 500       CONTRAFUND     ASSET MANAGER:
                                      DIVISION         DIVISION         DIVISION      GROWTH DIVISION
                                   ---------------  ---------------  ---------------  ---------------

Purchases........................    $ 1,567,600      $   894,497      $ 1,054,465      $   721,442
                                   ---------------  ---------------  ---------------  ---------------
                                   ---------------  ---------------  ---------------  ---------------

Sales............................    $  (497,076)     $  (360,596)     $  (244,524)     $  (224,537)
                                   ---------------  ---------------  ---------------  ---------------
                                   ---------------  ---------------  ---------------  ---------------

Number of Shares Owned at June
 30, 1997........................        546,631           40,759          241,089           97,476
                                   ---------------  ---------------  ---------------  ---------------
                                   ---------------  ---------------  ---------------  ---------------

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)

                                                    SIX MONTHS ENDED JUNE 30, 1997
                                          ---------------------------------------------------
                                                                                SAFECO RST
                                            SAFECO RST        SAFECO RST         NORTHWEST
                                          EQUITY DIVISION   GROWTH DIVISION      DIVISION
                                          ---------------   ---------------   ---------------

Purchases...............................       $ 864,967         $1,472,331        $  49,696
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------

Sales...................................       $(131,288)        $(499,730)        $  (8,303)
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------

Number of Shares Owned at June 30,
 1997...................................          45,577           121,791             3,921
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------


                                                    SIX MONTHS ENDED JUNE 30, 1997
                                          ---------------------------------------------------
                                                               LEXINGTON         LEXINGTON
                                                                NATURAL          EMERGING
                                          SAFECO RST BOND      RESOURCES          MARKETS
                                             DIVISION          DIVISION          DIVISION
                                          ---------------   ---------------   ---------------

Purchases...............................       $ 101,524         $ 369,730         $ 313,725
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------

Sales...................................       $ (48,378)        $(134,572)        $(233,955)
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------
Number of Shares Owned at June 30,
 1997...................................           5,726            64,453            58,531
                                          ---------------   ---------------   ---------------
                                          ---------------   ---------------   ---------------

SAFECO LIFE SEPARATE ACCOUNT SL
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(UNAUDITED)

6)  UNIT VALUES

    The following are unit values attributable to unitholders as of the date indicated:

                                                            FIDELITY VIP       FIDELITY VIP
                                         FIDELITY VIP       MONEY MARKET       EQUITY INCOME      FIDELITY VIP
                                        GROWTH DIVISION       DIVISION           DIVISION       OVERSEAS DIVISION
                                       -----------------  -----------------  -----------------  -----------------
December 31, 1993....................     $   139.950        $   105.409        $   145.146        $   122.522
December 31, 1994....................         138.673            108.907            154.013            123.521
December 31, 1995....................         186.039            114.270            206.203            134.264
December 31, 1996....................         211.469            119.360            233.528            150.638
June 30, 1997........................         239.641            122.140            270.603            174.615


                                         FIDELITY VIP      FIDELITY VIP II    FIDELITY VIP II    FIDELITY VIP II
                                          HIGH INCOME     INVESTMENT GRADE     ASSET MANAGER        INDEX 500
                                           DIVISION         BOND DIVISION        DIVISION           DIVISION
                                       -----------------  -----------------  -----------------  -----------------
December 31, 1993....................     $   108.076        $   116.148        $   138.097        $   105.094
December 31, 1994....................         105.455            110.786            128.527            105.239
December 31, 1995....................         126.046            128.816            148.977            143.089
December 31, 1996....................         142.436            131.721            169.192            174.160
June 30, 1997........................         152.724            134.818            187.312            208.415

                                        FIDELITY VIP II    FIDELITY VIP II
                                          CONTRAFUND       ASSET MANAGER:    SAFECO RST EQUITY  SAFECO RST GROWTH
                                           DIVISION        GROWTH DIVISION       DIVISION           DIVISION
                                       -----------------  -----------------  -----------------  -----------------
December 31, 1993....................             N/A                N/A                N/A                N/A
December 31, 1994....................             N/A                N/A                N/A                N/A
December 31, 1995....................     $   119.439        $   115.467                N/A                N/A
December 31, 1996....................         143.581            137.235        $   117.794        $   115.231
June 30, 1997........................         159.563            155.938            137.165            133.837

                                          SAFECO RST                         LEXINGTON NATURAL      LEXINGTON
                                           NORTHWEST       SAFECO RST BOND       RESOURCES      EMERGING MARKETS
                                           DIVISION           DIVISION           DIVISION           DIVISION
                                       -----------------  -----------------  -----------------  -----------------
December 31, 1993....................             N/A                N/A                N/A                N/A
December 31, 1994....................             N/A                N/A                N/A                N/A
December 31, 1995....................             N/A                N/A                N/A                N/A
December 31, 1996....................     $    99.237        $   100.648        $   115.129        $    94.523
June 30, 1997........................         117.055            102.157            118.707            108.293

N/A Unit Values are shown beginning the first year end after inception for the respective division.

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                         SAFECO LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS

                                                                                                   PAGE
                                                                                                   -----

Report of Independent Auditors................................................................        A-26

Consolidated Financial Statements

    Consolidated Balance Sheet................................................................        A-27

    Statement of Consolidated Income..........................................................        A-28

    Statement of Changes in Stockholder's Equity..............................................        A-29

    Statement of Consolidated Cash Flows......................................................        A-30

    Notes to Consolidated Financial Statements................................................        A-32

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
SAFECO Life Insurance Company

We have audited the accompanying consolidated balance sheet of SAFECO Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SAFECO Life Insurance Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As described in Note 1 to the Consolidated Financial Statements, SAFECO Life Insurance Company and subsidiaries adopted certain new accounting standards in 1995 and 1994 as required by the Financial Accounting Standards Board.

                                                               ERNST & YOUNG LLP

Seattle, Washington
February 14, 1997

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousands Except Share Amounts)

                                                                                    DECEMBER 31
                                                                              ------------------------
                                                                                 1996         1995
                                                                              -----------  -----------
ASSETS
Investments (Note 2):
  Fixed Maturities Available-for-Sale, at Market Value
    (Amortized Cost: 1996-$7,597,733; 1995-$7,195,332)......................  $ 7,853,553  $ 7,720,108
  Fixed Maturities Held-to-Maturity, at Amortized Cost
    (Market Value: 1996-$2,670,004; 1995-$2,388,514)........................    2,488,324    2,044,517
  Marketable Equity Securities, at Market Value
    (Cost: 1996-$9,629; 1995-$14,904).......................................       18,902       25,776
  First Mortgage Loans on Real Estate:
    Nonaffiliates (At cost, less allowance for losses:
      1996-$10,943; 1995-$9,633)............................................      447,596      416,110
    Affiliates..............................................................      140,743      137,823
  Real Estate (At cost, less accumulated depreciation: 1996-$180;
    1995-$398)..............................................................        4,134        4,972
  Policy Loans..............................................................       58,153       55,925
  Short-Term Investments (At cost which approximates market)................       69,878       68,614
  Investment in Limited Partnerships........................................          250        1,289
                                                                              -----------  -----------
    Total Investments.......................................................   11,081,533   10,475,134
Cash........................................................................       19,136       34,886
Accrued Investment Income...................................................      159,790      150,897
Accounts and Notes Receivable (At cost, less allowance for doubtful
  accounts: 1996-$85; 1995-$72).............................................       23,582       27,971
Reinsurance Recoverables (Note 5)...........................................       25,204       16,656
Deferred Policy Acquisition Costs (Net of valuation allowance:
  1996-$19,040; 1995-$42,815)...............................................      240,464      210,491
Other Assets................................................................        5,497        5,739
Current Income Taxes Recoverable (Note 9)...................................          792      --
Assets Held in Separate Accounts............................................      491,212      276,399
                                                                              -----------  -----------
        Total Assets........................................................  $12,047,210  $11,198,173
                                                                              -----------  -----------
                                                                              -----------  -----------

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Policy and Contract Liabilities (Note 5):
    Future Policy Benefits..................................................  $   149,624  $   154,090
    Policy and Contract Claims..............................................       29,155       26,407
    Premiums Paid in Advance................................................        8,846        8,209
    Funds Held Under Deposit Contracts......................................    9,792,730    8,756,384
    Other Policyholders' Funds..............................................      134,422      323,302
                                                                              -----------  -----------
    Total Policy and Contract Liabilities...................................   10,114,777    9,268,392
  Other Liabilities.........................................................       76,089      112,008
  Federal Income Taxes (Note 9):
    Current.................................................................      --            13,047
    Deferred (Includes tax on unrealized appreciation of investment
     securities: 1996-$86,120; 1995-$172,493)...............................      103,648      196,492
  Liabilities Related to Separate Accounts..................................      491,212      276,399
                                                                              -----------  -----------
      Total Liabilities.....................................................   10,785,726    9,866,338
                                                                              -----------  -----------
Stockholder's Equity:
  Common Stock, $250 Par Value; 20,000 Shares Authorized,
    Issued and Outstanding..................................................        5,000        5,000
  Additional Paid-In Capital................................................       85,000       85,000
  Retained Earnings (Note 7)................................................    1,011,439      921,383
  Unrealized Appreciation of Investment Securities, Net of Tax (Note 2).....      160,045      320,452
                                                                              -----------  -----------
      Total Stockholder's Equity............................................    1,261,484    1,331,835
                                                                              -----------  -----------
        Total Liabilities and Stockholder's Equity..........................  $12,047,210  $11,198,173
                                                                              -----------  -----------
                                                                              -----------  -----------

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED INCOME

                                                                         YEAR ENDED DECEMBER 31
                                                                    ---------------------------------
                                                                       1996        1995       1994
                                                                    ----------  ----------  ---------
                                                                             (IN THOUSANDS)
Revenues:
  Premiums........................................................  $  240,100  $  237,025  $ 252,929
  Investment Income:
    Interest on Fixed Maturities..................................     767,309     716,510    648,296
    Interest on Mortgage Loans....................................      52,127      51,912     51,135
    Interest on Short-Term Investments............................       2,935       4,017      3,351
    Dividends from Marketable Equity Securities...................         843       1,387      1,446
    Dividends from Redeemable Preferred Stock.....................      12,654       3,065        618
    Other Investment Income.......................................       3,879       4,155      4,375
                                                                    ----------  ----------  ---------

        Total.....................................................     839,747     781,046    709,221
  Less Investment Expenses........................................       3,709       3,546      3,551
                                                                    ----------  ----------  ---------

  Net Investment Income...........................................     836,038     777,500    705,670
                                                                    ----------  ----------  ---------

  Other Revenue...................................................      12,933      11,608      9,795
  Realized Investment Gain........................................      10,439       5,676      5,639
                                                                    ----------  ----------  ---------

        Total.....................................................   1,099,510   1,031,809    974,033
                                                                    ----------  ----------  ---------

Benefits and Expenses:
  Policy Benefits.................................................     782,213     723,466    674,215
  Commissions.....................................................      74,724      79,163     84,760
  Personnel Costs.................................................      43,609      42,314     42,439
  Taxes Other Than Payroll and Income Taxes.......................      15,512       7,913      7,652
  Other Operating Expenses........................................      45,224      42,978     44,519
  Amortization of Deferred Policy Acquisition Costs...............      35,652      32,376     29,407
  Deferral of Policy Acquisition Costs............................     (42,426)    (35,347)   (43,360)
                                                                    ----------  ----------  ---------

        Total.....................................................     954,508     892,863    839,632
                                                                    ----------  ----------  ---------

Income before Federal Income Taxes................................     145,002     138,946    134,401
                                                                    ----------  ----------  ---------

Provision (Benefit) for Federal Income Taxes (Note 9):
  Current.........................................................      57,417      61,830     57,365
  Deferred........................................................      (6,471)    (13,800)   (10,154)
                                                                    ----------  ----------  ---------

        Total.....................................................      50,946      48,030     47,211
                                                                    ----------  ----------  ---------

Net Income........................................................  $   94,056  $   90,916  $  87,190
                                                                    ----------  ----------  ---------
                                                                    ----------  ----------  ---------

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                        YEAR ENDED DECEMBER 31
                                                                   ---------------------------------
                                                                      1996        1995       1994
                                                                   ----------  ----------  ---------
                                                                            (IN THOUSANDS)
Common Stock.....................................................  $    5,000  $    5,000  $   5,000
                                                                   ----------  ----------  ---------
Additional Paid-In Capital.......................................      85,000      85,000     85,000
                                                                   ----------  ----------  ---------
Retained Earnings:
      Balance at the Beginning of Year...........................     921,383     834,467    751,277
      Net Income.................................................      94,056      90,916     87,190
      Dividends to Parent........................................      (4,000)     (4,000)    (4,000)
                                                                   ----------  ----------  ---------
      Balance at the End of Year.................................   1,011,439     921,383    834,467
                                                                   ----------  ----------  ---------
Unrealized Appreciation (Depreciation) of Investment Securities,
  Net of Tax (Note 1 and 2):
      Balance at the Beginning of Year...........................     320,452    (126,229)     6,828
      Net Effect of Adoption of FASB Statement 115...............      --          --        279,957
      Change in Unrealized Appreciation or Depreciation..........    (175,861)    474,511   (413,014)
      Change in Deferred Policy Acquisition Costs Valuation
        Allowance................................................      15,454     (27,830)    --
                                                                   ----------  ----------  ---------
      Balance at the End of Year.................................     160,045     320,452   (126,229)
                                                                   ----------  ----------  ---------
    Stockholder's Equity.........................................  $1,261,484  $1,331,835  $ 798,238
                                                                   ----------  ----------  ---------
                                                                   ----------  ----------  ---------

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31
                                                                -------------------------------------
                                                                   1996         1995         1994
                                                                -----------  -----------  -----------
                                                                           (IN THOUSANDS)
OPERATING ACTIVITIES:
  Insurance Premiums Received.................................  $   216,801  $   216,269  $   233,129
  Dividends and Interest Received.............................      754,878      703,053      641,234
  Other Operating Receipts....................................       12,948       10,607       11,419
  Insurance Claims and Policy Benefits Paid...................     (302,955)    (272,206)    (242,523)
  Underwriting, Acquisition and Insurance Operating Costs
    Paid......................................................     (172,251)    (169,904)    (177,188)
  Income Taxes Paid...........................................      (71,255)     (61,247)     (60,566)
                                                                -----------  -----------  -----------
        Net Cash Provided by Operating Activities.............      438,166      426,572      405,505
                                                                -----------  -----------  -----------
INVESTING ACTIVITIES:
  Purchases of:
    Fixed Maturities Available-for-Sale.......................   (1,544,998)  (1,424,510)  (1,110,154)
    Fixed Maturities Held-to-Maturity.........................     (473,206)    (291,965)    (358,297)
    Marketable Equity Securities..............................         (272)        (260)        (407)
    Other Investments.........................................          (15)         (14)     (24,381)
    Policy and Nonaffiliated Mortgage Loans...................      (85,485)     (55,302)     (68,710)
    Affiliated Mortgage Loans.................................      (34,650)     (12,643)     (54,000)
  Maturities of Fixed Maturities Available-for-Sale...........      466,509      375,291      476,410
  Maturities of Fixed Maturities Held-to-Maturity.............       21,694       17,878       54,564
  Sales of:
    Fixed Maturities Available-for-Sale.......................      721,229      327,160      250,227
    Fixed Maturities Held-to-Maturity.........................       13,316      --           --
    Marketable Equity Securities..............................       10,394        2,172           65
    Other Investments.........................................        1,100          180       23,992
    Real Estate...............................................        1,086          876        1,885
    Policy and Nonaffiliated Mortgage Loans...................       48,341       50,734       42,038
    Affiliated Mortgage Loans.................................       31,730        8,977        6,714
  Net (Increase) Decrease in Short-Term Investments...........       (1,250)      (5,811)      11,793
  Other.......................................................         (747)        (122)         947
                                                                -----------  -----------  -----------
        Net Cash Used in Investing Activities.................     (825,224)  (1,007,359)    (747,314)
                                                                -----------  -----------  -----------
FINANCING ACTIVITIES:
  Funds Received Under Deposit Contracts......................    1,148,590    1,304,665    1,012,164
  Return of Funds Held Under Deposit Contracts................     (765,480)    (720,845)    (659,697)
  Dividends to Parent.........................................       (4,000)      (4,000)      (4,000)
  Net Proceeds from (Repayment of) Short-Term Borrowings......       (7,802)       9,143          842
                                                                -----------  -----------  -----------
        Net Cash Provided by Financing Activities.............      371,308      588,963      349,309
                                                                -----------  -----------  -----------
Net Increase (Decrease) in Cash...............................      (15,750)       8,176        7,500
Cash at Beginning of Year.....................................       34,886       26,710       19,210
                                                                -----------  -----------  -----------
Cash at End of Year...........................................  $    19,136  $    34,886  $    26,710
                                                                -----------  -----------  -----------
                                                                -----------  -----------  -----------

For purposes of reporting cash flows, cash consists of balances on hand and on deposit in banks and financial institutions.

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
STATEMENT OF CONSOLIDATED CASH FLOWS --
RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

                                                                           YEAR ENDED DECEMBER 31
                                                                       -------------------------------
                                                                         1996       1995       1994
                                                                       ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Net Income...........................................................  $  94,056  $  90,916  $  87,190
                                                                       ---------  ---------  ---------

Adjustments to Reconcile Net Income to Net Cash Provided by Operating
  Activities:
    Realized Investment Gain.........................................    (10,439)    (5,676)    (5,639)
    Amortization of Fixed Maturity Investments.......................    (26,811)   (26,050)   (12,247)
    Deferred Federal Income Tax Benefit..............................     (6,471)   (13,800)   (10,154)
    Interest Expense on Deposit Contracts............................    460,594    432,327    405,536
    Other............................................................        574      3,140       (440)

    Changes in:
      Future Policy Benefits.........................................     (4,466)    (1,232)     3,834
      Policy and Contract Claims.....................................      2,748     (2,643)    (4,136)
      Premiums Paid in Advance.......................................        637       (574)    (1,174)
      Deferred Policy Acquisition Costs..............................     (6,198)    (6,116)   (12,990)
      Accrued Investment Income......................................     (8,893)    (8,990)   (13,695)
      Accrued Interest on Accrual Bonds..............................    (44,015)   (36,908)   (41,285)
      Other Receivables..............................................     (8,639)    (2,353)     5,064
      Current Federal Income Taxes...................................    (13,839)       583     (3,201)
      Other Assets and Liabilities...................................      4,668        449      1,820
      Other Policyholders' Funds.....................................      4,660      3,499      7,022
                                                                       ---------  ---------  ---------

        Total Adjustments............................................    344,110    335,656    318,315
                                                                       ---------  ---------  ---------

Net Cash Provided by Operating Activities............................  $ 438,166  $ 426,572  $ 405,505
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

                 See Notes to Consolidated Financial Statements

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF OPERATIONS. SAFECO Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the state of Washington. The Company offers individual and group insurance products, pension plans and annuity products, marketed through professional agents in all states and the District of Columbia. The Company owns two subsidiaries, SAFECO National Life Insurance Company and First SAFECO National Life Insurance Company of New York. The Company is a wholly-owned subsidiary of SAFECO Corporation which is a Washington corporation whose subsidiaries engage primarily in insurance and financial service businesses.

   BASIS OF REPORTING. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles appropriate in the circumstances and include amounts based on the best estimates and judgments of management. The financial statements include SAFECO Life Insurance Company and its subsidiaries.

   All significant intercompany transactions have been eliminated in the consolidated financial statements. Certain reclassifications have been made to prior year financial information to conform to the 1996 classifications.

   ACCOUNTING FOR PREMIUMS. Life and health insurance premiums are reported as income when collected for traditional individual life policies and when earned for group life and health policies. Funds received under pension deposit contracts, annuity contracts and universal life policies are recorded as liabilities rather than premium income when received. Revenues for universal life products consist of front-end loads, mortality charges and expense charges assessed against individual policyholder account balances. These loads and charges are recognized as income when earned.

   INVESTMENTS. The Company adopted Financial Accounting Standards Board (FASB) Statement 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994, applying the provisions of the Statement to investments held as of, or acquired after that date. See discussion of new accounting standards on page 10.

   Fixed maturity investments (i.e., bonds and redeemable preferred stocks) which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost in the balance sheet. Fixed maturities classified as available-for-sale are carried at market value, with changes in unrealized gains and losses recorded directly to stockholder's equity, net of applicable income taxes and deferred policy acquisition costs valuation allowance. The Company has no fixed maturities classified as trading.

   All marketable equity securities are classified as available-for-sale and carried at market value, with changes in unrealized gains and losses recorded directly to stockholder's equity, net of applicable income taxes.

   When the collectibility of income on certain investments is considered doubtful, they are placed on non-accrual status and thereafter interest income is recognized only when payment is received. Investments that have declined in market value below cost and for which the decline is judged to be other than temporary are written down to fair value. Writedowns are made directly on an individual security basis and reduce realized investment gains in the Statement of Consolidated Income.

   The cost of security investments sold is determined by the "identified cost" method.

   Mortgage loans are carried at outstanding principal balances, less an allowance for loan losses.

   REAL ESTATE AND DEPRECIATION. Income-producing real estate is classified as an investment. The Company provides straight-line depreciation on its buildings based upon their estimated useful lives.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 (continued)
   Investment real estate that has declined in market value below cost and for which the decline is judged to be other than temporary is written down to estimated realizable value. Writedowns reduce realized investment gains in the Statement of Consolidated Income.

   DEFERRED POLICY ACQUISITION COSTS. Life and health acquisition costs, consisting of commissions and certain other underwriting expenses, which vary with and are primarily related to the production of new business, are deferred.

   Acquisition costs for pension deposit contracts, deferred annuity contracts and universal life policies are amortized over the lives of the contracts or policies in proportion to the present value of estimated future gross profits. To the extent actual experience differs from assumptions, and to the extent estimates of future gross profits require revision, the unamortized balance of deferred policy acquisition costs is adjusted accordingly; such adjustments would be included in current operations. There were no significant revisions made in 1996, 1995 or 1994.

   Acquisition costs for traditional individual life insurance policies are amortized over the premium payment period of the related policies using assumptions consistent with those used in computing policy benefit liabilities. Acquisition costs for group life and health policies are amortized over the lives of the policies in proportion to premium received.

   FUTURE POLICY BENEFITS. Liabilities for universal life insurance policies, deferred annuity and pension deposit contracts are equal to the accumulated account value of such policies or contracts as of the valuation date. Liabilities for structured settlement annuities are based on interest rate assumptions using market rates at issue, graded downward over 40 years to a range of 5.5% to 8.75%.

   Liabilities for future policy benefits under traditional individual life insurance policies have been computed on the level premium method using interest, mortality and persistency assumptions based on actual experience modified to provide for adverse deviation. Interest assumptions range from 8.5% graded to 3.25%.

   POLICY AND CONTRACT CLAIMS. The liability for policy and contract claims is established on the basis of reported losses ("case basis" method). Provision is also made for claims incurred but not reported, based on historical experience. The estimates for claims incurred but not reported are continually reviewed and any necessary adjustments are reflected in current operations.

   SEPARATE ACCOUNTS. The Company administers segregated asset accounts for variable annuity and variable universal life clients. The assets of these Separate Accounts, which consist of common stocks, are the property of the Company. The liabilities of these Separate Accounts represent reserves established to meet withdrawal and future benefit payment provisions of contracts with these clients. The assets of the Separate Accounts, equal to the reserves and other contract liabilities of the Separate Accounts, are not chargeable with liabilities arising out of any other business the Company may conduct. Investment risks associated with market value changes are borne by the clients. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on the assets of the Separate Account are not reflected in the Statement of Consolidated Income. Management fees and other charges assessed against the contracts are included in other revenue.

   FEDERAL INCOME TAXES. The Company and its subsidiaries are included in a consolidated federal income tax return filed by SAFECO Corporation. Tax payments (credits) are made to or received from SAFECO Corporation on a separate tax return filing basis. The Company provides for federal income taxes based on financial reporting income and deferred federal income taxes on temporary differences between financial reporting and taxable income.

   NEW ACCOUNTING STANDARDS. The Company adopted FASB Statement 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1994. Adoption had no effect on net income.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 (continued)
   In 1993, the FASB adopted Statement 114, "Accounting by Creditors for Impairment of a Loan," which provides guidance on valuing impaired loans. The FASB also issued Statement 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures," in 1994, which amends Statement
   114. Both statements were effective for 1995 and adopted by the Company on January 1, 1995. Adoption did not affect net income. For additional disclosure relating to these two statements, see Note 2.

   In 1993, the FASB issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities," which expands the use of fair value accounting for debt and equity securities. As of January 1, 1994, the Company adopted the provisions of this Statement for investments held as of, or acquired after that date. Statement 115 requires that debt and equity securities be classified as trading, available-for-sale, or held-to-maturity.

   Fixed maturity securities that the Company has the positive intent and ability to hold to maturity (as narrowly defined by Statement 115) are classified as held-to-maturity and are reported at amortized cost. Fixed maturity securities classified as available-for-sale are carried at market value, with changes in unrealized gains and losses recorded directly to stockholder's equity, net of applicable income taxes and any deferred policy acquisition costs valuation allowance. All marketable equity securities are classified as available-for-sale and continue to be carried at market value, with changes in unrealized gains and losses recorded directly to stockholder's equity, net of applicable income taxes. Under Statement 115, trading securities are carried at market value with immediate recognition in income of changes in market value. Since the Company does not have any securities held for trading, the adoption of this Statement had no effect on net income.

   The net effect on stockholder's equity of the adoption of Statement 115 was an increase of $279,957,000 as of January 1, 1994. The net increase was comprised of the following amounts: aggregate market value in excess of amortized cost of fixed maturities classified as available-for-sale of $458,471,000, less deferred policy acquisition costs valuation allowance of $27,768,000 and deferred income taxes at 35% of $150,746,000.

   The FASB issued an Implementation Guide on Statement 115 in November 1995. In addition to providing guidance on Statement 115, the Guide allowed for a one-time-only reclassification of securities among the three categories defined in Statement 115. The Company reclassified certain fixed maturity securities from the held-to-maturity category to the available-for-sale category on December 31, 1995, as allowed by the Guide. The securities reclassified had a net carrying value (amortized cost) of $331,123,000 and a market value of $358,630,000 at December 31, 1995. This reclassification had no effect on net income.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.  INVESTMENT SUMMARY

   A summary of fixed maturities and marketable equity securities classified as available-for-sale at December 31, 1996 follows:

                                                          GROSS        GROSS           NET         ESTIMATED
                                           AMORTIZED   UNREALIZED    UNREALIZED     UNREALIZED      MARKET
                                             COST         GAINS        LOSSES          GAIN          VALUE
                                          -----------  -----------  ------------   ------------   -----------
                                                                    (IN THOUSANDS)
United States government and government
  agencies and authorities..............  $   746,401  $   38,689   $    (1,915)   $    36,774    $   783,175
States, municipalities and political
  subdivisions..........................      131,538      11,192        (1,009)        10,183        141,721
Foreign governments.....................       74,427       4,575            (7)         4,568         78,995
Public utilities........................    1,428,912      72,384        (7,220)        65,164      1,494,076
All other corporate bonds...............    2,707,297     100,673       (15,464)        85,209      2,792,506
Mortgage-backed securities..............    2,509,158      72,485       (18,563)        53,922      2,563,080
                                          -----------  -----------  ------------   ------------   -----------
Total fixed maturities classified as
  available-for-sale....................    7,597,733     299,998       (44,178)       255,820      7,853,553
Marketable equity securities............        9,629       9,518          (245)         9,273         18,902
                                          -----------  -----------  ------------   ------------   -----------
Total investment securities classified
  as available-for-sale.................  $ 7,607,362  $  309,516   $   (44,423)       265,093    $ 7,872,455
                                          -----------  -----------  ------------                  -----------
                                          -----------  -----------  ------------                  -----------
Deferred policy acquisition costs
  valuation allowance...........................................................       (19,040)
Applicable federal income tax...................................................       (86,008)
                                                                                   ------------
Unrealized appreciation of investment
  securities, net of tax, included in
  stockholder's equity..........................................................   $   160,045
                                                                                   ------------
                                                                                   ------------

   A summary of fixed maturities classified as held-to-maturity at December 31, 1996 follows:

                                                          GROSS        GROSS           NET         ESTIMATED
                                           AMORTIZED   UNREALIZED    UNREALIZED     UNREALIZED      MARKET
                                             COST         GAINS        LOSSES          GAIN          VALUE
                                          -----------  -----------  ------------   ------------   -----------
                                                                    (IN THOUSANDS)
United States government and government
  agencies and authorities..............  $   244,686  $   29,559   $      (396)   $    29,163    $   273,849
States, municipalities and political
  subdivisions..........................      103,075       3,797          (664)         3,133        106,208
Foreign governments.....................      148,300      24,403       --              24,403        172,703
Public utilities........................      545,249      48,130        (4,279)        43,851        589,100
All other corporate bonds...............    1,155,146      82,922        (9,495)        73,427      1,228,573
Mortgage-backed securities..............      291,868      13,110        (5,407)         7,703        299,571
                                          -----------  -----------  ------------   ------------   -----------
Total fixed maturities classified as
  held-to-maturity......................  $ 2,488,324  $  201,921   $   (20,241)   $   181,680    $ 2,670,004
                                          -----------  -----------  ------------   ------------   -----------
                                          -----------  -----------  ------------   ------------   -----------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 (continued)
   A summary of fixed maturities and marketable equity securities classified as available-for-sale at December 31, 1995 follows:

                                                          GROSS        GROSS           NET         ESTIMATED
                                           AMORTIZED   UNREALIZED    UNREALIZED     UNREALIZED      MARKET
                                             COST         GAINS        LOSSES          GAIN          VALUE
                                          -----------  -----------  ------------   ------------   -----------
                                                                    (IN THOUSANDS)
United States government and government
  agencies and authorities..............  $   737,429  $   73,770   $    (1,007)   $    72,763    $   810,192
States, municipalities and political
  subdivisions..........................      141,085      20,879       --              20,879        161,964
Foreign governments.....................       67,873       7,248       --               7,248         75,121
Public utilities........................    1,452,490     137,913        (1,395)       136,518      1,589,008
All other corporate bonds...............    2,475,343     183,117        (7,690)       175,427      2,650,770
Mortgage-backed securities..............    2,321,112     116,938        (4,997)       111,941      2,433,053
                                          -----------  -----------  ------------   ------------   -----------
Total fixed maturities classified as
  available-for-sale....................    7,195,332     539,865       (15,089)       524,776      7,720,108
Marketable equity securities............       14,904      11,172          (300)        10,872         25,776
                                          -----------  -----------  ------------   ------------   -----------
Total investment securities classified
  as available-for-sale.................  $ 7,210,236  $  551,037   $   (15,389)       535,648    $ 7,745,884
                                          -----------  -----------  ------------                  -----------
                                          -----------  -----------  ------------                  -----------
Deferred policy acquisition costs
  valuation allowance...........................................................       (42,815)
Applicable federal income tax...................................................      (172,381)
                                                                                   ------------
Unrealized appreciation of investment
  securities, net of tax, included in
  stockholder's equity..........................................................   $   320,452
                                                                                   ------------
                                                                                   ------------

   A summary of fixed maturities classified as held-to-maturity at December 31, 1995 follows:

                                                             GROSS        GROSS         NET       ESTIMATED
                                              AMORTIZED   UNREALIZED   UNREALIZED   UNREALIZED     MARKET
                                                COST         GAINS       LOSSES        GAIN         VALUE
                                             -----------  -----------  -----------  -----------  -----------
                                                                     (IN THOUSANDS)
United States government and government
  agencies and authorities.................  $   210,894   $  60,042    $  --        $  60,042   $   270,936
States, municipalities and political
  subdivisions.............................       52,438       4,689       --            4,689        57,127
Foreign governments........................      135,467      31,956       --           31,956       167,423
Public utilities...........................      456,938      83,571       --           83,571       540,509
All other corporate bonds..................      896,899     140,673       (4,128)     136,545     1,033,444
Mortgage-backed securities.................      291,881      27,194       --           27,194       319,075
                                             -----------  -----------  -----------  -----------  -----------
Total fixed maturities classified as
  held-to-maturity.........................  $ 2,044,517   $ 348,125    $  (4,128)   $ 343,997   $ 2,388,514
                                             -----------  -----------  -----------  -----------  -----------
                                             -----------  -----------  -----------  -----------  -----------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 (continued)
   The amortized cost and estimated market value of fixed maturities at December 31, 1996, by contractual maturity, are presented below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           AVAILABLE-FOR-SALE         HELD-TO-MATURITY
                                                        ------------------------  ------------------------
                                                                      ESTIMATED                 ESTIMATED
                                                         AMORTIZED     MARKET      AMORTIZED     MARKET
                                                           COST         VALUE        COST         VALUE
                                                        -----------  -----------  -----------  -----------
                                                                          (IN THOUSANDS)
Due in one year or less...............................  $   193,009  $   199,669  $     5,000  $     5,100
Due after one year through five years.................    1,582,958    1,639,786      --           --
Due after five years through ten years................    1,233,599    1,264,009       28,570       32,934
Due after ten years...................................    2,079,009    2,187,009    2,162,886    2,332,399
Mortgage-backed securities............................    2,509,158    2,563,080      291,868      299,571
                                                        -----------  -----------  -----------  -----------
    Total.............................................  $ 7,597,733  $ 7,853,553  $ 2,488,324  $ 2,670,004
                                                        -----------  -----------  -----------  -----------
                                                        -----------  -----------  -----------  -----------

   At December 31, 1996 and 1995, the Company held below investment grade fixed maturities of $242 million and $239 million at amortized cost, respectively. The respective market values of these investments were approximately $239 million and $240 million. These holdings amounted to 2.3% and 2.4% of the Company's investments in fixed maturities at market value at December 31, 1996 and 1995, respectively.

   The carrying value of investments in fixed maturities and mortgage loans that did not produce income during the year ended December 31, 1996 is less than one percent of the total of such investments.

   Certain fixed maturity securities with an amortized cost of $4,648,000 and $4,578,000 at December 31, 1996 and 1995, respectively, were on deposit with various regulatory authorities to meet requirements of insurance and financial codes.

   At both December 31, 1996 and 1995, mortgage loans constituted approximately 4.9% of total assets and are secured by first mortgage liens on income-producing commercial real estate, primarily in the retail, industrial and office building sectors. The majority of the properties are located in the western United States, with 42% of the total in California. Individual loans generally do not exceed $5 million. At December 31, 1996, less than 1% of the loans were non-performing.

   The proceeds from sales of investment securities and related gains and losses for 1996 are as follows:

                                                                   YEAR ENDED DECEMBER 31, 1996
                                                      ------------------------------------------------------
                                                      FIXED MATURITIES   FIXED MATURITIES     MARKETABLE
                                                      AVAILABLE-FOR-SALE HELD-TO-MATURITY  EQUITY SECURITIES
                                                      -----------------  ----------------  -----------------
                                                                          (IN THOUSANDS)
Proceeds from sales.................................     $   721,229        $   13,316         $  10,394
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------
Gross realized gains on sales.......................     $    19,779        $   --             $   4,847
Gross realized losses on sales......................         (18,837)           (1,328)           --
                                                      -----------------       --------          --------
    Realized gains (losses) on sales................             942            (1,328)            4,847
Other (Including net gain or loss on calls and
 redemptions).......................................          13,687              (141)           --
Writedowns (Including writedowns on securities
 subsequently sold).................................          (5,465)           --                --
                                                      -----------------       --------          --------
Total realized gain (loss)..........................     $     9,164        $   (1,469)        $   4,847
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 (continued)
   Two fixed maturities classified as held-to-maturity were sold during 1996 due to evidence of a significant deterioration in credit quality. The amortized cost of these securities was $14,644,000, and the losses realized on these sales were $1,328,000.

   The proceeds from sales of investment securities and related gains and losses for 1995 are as follows:

                                                                   YEAR ENDED DECEMBER 31, 1995
                                                      ------------------------------------------------------
                                                      FIXED MATURITIES   FIXED MATURITIES     MARKETABLE
                                                      AVAILABLE-FOR-SALE HELD-TO-MATURITY  EQUITY SECURITIES
                                                      -----------------  ----------------  -----------------
                                                                          (IN THOUSANDS)

Proceeds from sales.................................     $   327,160        $   --             $   2,172
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------
Gross realized gains on sales.......................     $    16,366        $   --             $   1,253
Gross realized losses on sales......................          (4,336)           --                  (282)
                                                      -----------------       --------          --------
Realized gains on sales.............................          12,030            --                   971
Other (Including net gain on calls and
  redemptions)......................................           7,833            --                --
Writedowns (Including writedowns on securities
  subsequently sold)................................         (13,628)           --                --
                                                      -----------------       --------          --------
Total realized gain.................................     $     6,235        $   --             $     971
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------

   The proceeds from sales of investment securities and related gains and losses for 1994 are as follows:

                                                                   YEAR ENDED DECEMBER 31, 1994
                                                      ------------------------------------------------------
                                                      FIXED MATURITIES   FIXED MATURITIES     MARKETABLE
                                                      AVAILABLE-FOR-SALE HELD-TO-MATURITY  EQUITY SECURITIES
                                                      -----------------  ----------------  -----------------
                                                                          (IN THOUSANDS)

Proceeds from sales.................................     $   250,227        $   --             $      65
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------
Gross realized gains on sales.......................     $    12,994        $   --             $     115
Gross realized losses on sales......................          (1,533)           --                  (224)
                                                      -----------------       --------          --------
Realized gains (losses) on sales....................          11,461            --                  (109)
Other (Including net gain on calls and
  redemptions)......................................           2,475            --                --
Writedowns (Including writedowns on securities
  subsequently sold)................................          (4,804)           --                --
                                                      -----------------       --------          --------
Total realized gain (loss)..........................     $     9,132        $   --             $    (109)
                                                      -----------------       --------          --------
                                                      -----------------       --------          --------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 (continued)
   The following summarizes the realized gains and losses, the changes in unrealized gains and losses, and applicable income taxes on all investments:

                                                                               YEAR ENDED DECEMBER 31
                                                                         ----------------------------------
                                                                            1996        1995        1994
                                                                         ----------  ----------  ----------
                                                                                   (IN THOUSANDS)
Realized gains (losses):
  Fixed maturities.....................................................  $    7,695  $    6,235  $    9,132
  Marketable equity securities.........................................       4,847         971        (109)
  First mortgage loans on real estate..................................      (2,050)     (1,600)     (3,000)
  Real estate..........................................................        (114)         70        (184)
  Short-term investments...............................................      --          --            (200)
  Investment in limited partnerships...................................          61      --          --
                                                                         ----------  ----------  ----------
    Realized gain before federal income taxes..........................  $   10,439  $    5,676  $    5,639
                                                                         ----------  ----------  ----------
                                                                         ----------  ----------  ----------


                                                                               YEAR ENDED DECEMBER 31
                                                                         ----------------------------------
                                                                            1996        1995        1994
                                                                         ----------  ----------  ----------
                                                                                   (IN THOUSANDS)
Increase (decrease) in unrealized appreciation of:
  Fixed maturities classified as available-for-sale....................  $ (268,956) $  726,046  $ (201,270)
  Marketable equity securities.........................................      (1,599)      3,971      (3,432)
  Deferred policy acquisition costs valuation allowance................      23,775     (42,815)     --
  Applicable federal income tax........................................      86,373    (240,521)     71,645
                                                                         ----------  ----------  ----------
  Net change in unrealized appreciation or depreciation................  $ (160,407) $  446,681  $ (133,057)
                                                                         ----------  ----------  ----------
                                                                         ----------  ----------  ----------

   The following table summarizes the Company's allowance for credit losses on non-affiliated mortgage loans:

                                                                                              YEAR ENDED DECEMBER 31
                                                                                          -------------------------------
                                                                                              1996              1995
                                                                                          -------------     -------------
                                                                                                  (IN THOUSANDS)
Allowance at beginning of year..........................................................  $       9,633     $       9,511

Provision for credit losses.............................................................          2,050             1,600

Recoveries..............................................................................             --                15

Loans charged off as uncollectible......................................................           (740)           (1,493)
                                                                                          -------------     -------------

Allowance at end of year................................................................  $      10,943     $       9,633
                                                                                          -------------     -------------
                                                                                          -------------     -------------

   The allowance includes amounts determined under FAS 114 and FAS 118 (specific reserves), as well as general reserve amounts. The total investment in impaired loans, as defined under FAS 114 and 118 and before any reserve for losses, is $3.2 and $5.7 million at December 31, 1996 and 1995, respectively. A specific loan loss reserve has been established for each impaired loan, the total of which is $835,000 and $2.1 million and is included in the overall allowance of $10.9 and $9.6 million at December 31, 1996 and 1995, respectively.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.  COMMITMENTS AND CONTINGENCIES

   The Company is obligated under a real estate lease with an affiliate, General America Corporation, which expires in 2010. The minimum annual rental commitments under this obligation are $2,336,000. At December 31, 1996, unfunded mortgage loan commitments approximated $9,375,000. The Company had no other material commitments or contingencies at December 31, 1996.

4.  FINANCIAL INSTRUMENTS

   ESTIMATED FAIR VALUES. Fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amount that could be realized in a current market exchange. The use of different market assumptions and/or estimating methodologies may have a material effect on the estimated fair value amounts.

   Carrying value is a reasonable estimate of fair value for cash, policy loans, short-term investments, accounts receivable and other liabilities.

   Fair value amounts for investments in fixed maturities and marketable equity securities are the same as market value. Market value generally represents quoted market prices for securities traded in the public market place or analytically determined values for securities not publicly traded.

   The fair values of mortgage loans have been estimated by discounting the projected cash flows using the current rate at which loans would be made to borrowers with similar credit ratings and for the same maturities.

   The fair value of investment contracts with defined maturities is estimated by discounting projected cash flows using rates that would be offered for similar contracts with the same remaining maturities. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value. These investment contracts are included in Funds Held Under Deposit Contracts.

   Estimated fair values of financial instruments at December 31 are as follows:

                                                                  1996                      1995
                                                        ------------------------  ------------------------
                                                         CARRYING     ESTIMATED    CARRYING     ESTIMATED
                                                          AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                        -----------  -----------  -----------  -----------
                                                                          (IN THOUSANDS)

Financial assets:

  Fixed maturities available-for-sale.................  $ 7,853,553  $ 7,853,553  $ 7,720,108  $ 7,720,108

  Fixed maturities held-to-maturity...................    2,488,324    2,670,004    2,044,517    2,388,514

  Marketable equity securities........................       18,902       18,902       25,776       25,776

  Mortgage loans......................................      588,339      596,000      553,933      584,000

Financial liabilities:

  Funds held under deposit contracts..................    9,792,730    9,935,000    8,756,384    9,282,000

   Other insurance-related financial instruments are exempt from fair value disclosure requirements.

   DERIVATIVE FINANCIAL INSTRUMENTS. The Company's investments in mortgage-backed securities of $2.9 billion and $2.8 billion at market at December 31, 1996 and 1995, respectively, are primarily residential collateralized mortgage obligations and pass-throughs ("CMOs"). CMOs, while technically defined as derivative instruments, are exempt from derivative disclosure requirements. The Company's investment in CMOs comprised of the riskier, more volatile type (e.g., interest only, inverse floaters, etc.) has been intentionally limited to only a small amount (i.e., less than 1% of total CMOs at both December 31, 1996 and 1995).

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 (continued)
   The Company does not enter into financial instruments for trading or speculative purposes. The Company's involvement in other investment-type derivatives is also, intentionally, of a very limited nature. Such derivatives include currency-linked bonds and fixed-rate loan commitments. Individually, and in the aggregate, these derivatives are not material and thus no additional disclosures are warranted.

5.  POLICY AND CONTRACT LIABILITIES

   REINSURANCE. The Company protects itself from excessive losses by ceding reinsurance to other companies, using automatic and facultative treaties. Reinsurance contracts do not relieve the Company of its obligations to policyholders. A continuing liability exists in the event a reinsurance company is unable to meet its obligations to the Company. The financial condition of its reinsurers is evaluated by the Company to minimize its exposure to losses from reinsurer insolvencies.

   The balance sheet caption "Reinsurance Recoverables" is comprised of the following amounts:

                                                                                             DECEMBER 31
                                                                                         --------------------
                                                                                           1996       1995
                                                                                         ---------  ---------
                                                                                            (IN THOUSANDS)
Unpaid losses and adjustment expense...................................................  $     136  $     850

Paid claims............................................................................        957        658

Life policy liabilities................................................................     23,784     14,844

Other reinsurance recoverables.........................................................        327        304
                                                                                         ---------  ---------

        Total reinsurance recoverables.................................................  $  25,204  $  16,656
                                                                                         ---------  ---------
                                                                                         ---------  ---------

   The effects of reinsurance on the premium and policy benefit amounts in the Statement of Consolidated Income are as follows:

                                                                                  YEAR ENDED DECEMBER 31
                                                                              -------------------------------
                                                                                1996       1995       1994
                                                                              ---------  ---------  ---------
                                                                                      (IN THOUSANDS)

Reinsurance Ceded:

  Premiums..................................................................  $ (13,679) $ (10,385) $  (9,060)
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

  Policy benefits...........................................................  $  (4,039) $  (6,344) $  (5,588)
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

Reinsurance Assumed:

  Premiums..................................................................  $     175  $  (5,456) $     327
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

  Policy benefits...........................................................  $   2,500  $  (2,503) $   3,421
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

   In 1995, the Company sold a reinsurance assumed block of group disabled lives, involving disability income coverage, back to the ceding reinsurance pool. The ceding pool acquired the Company's $5.7 million disabled life claim reserve for a return-of-premium payment of $5.7 million. The reinsurance assumed premiums and policy benefits shown above reflect this transaction.

   POLICY AND CONTRACT CLAIMS. Accident and health claim reserves, the majority of which are incurred and paid in full within a one-year period, amount to less than 1% of total policy and contract liabilities. Therefore, no additional disclosures are warranted.

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.  STATUTORY BASIS INFORMATION

   The Company and its subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis as prescribed or permitted by such authorities (statutory basis). Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices not so prescribed.

   Statutory net income differs from income reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

   Statutory net income and stockholder's equity, by company, are as follows:

                                                                                 YEAR ENDED DECEMBER 31
                                                                           ----------------------------------
                                                                              1996        1995        1994
                                                                           ----------  ----------  ----------
                                                                                     (IN THOUSANDS)

Statutory Net Income:

  SAFECO Life Insurance Company..........................................  $   95,676  $  101,456  $   47,280

  SAFECO National Life Insurance Company.................................       1,249       1,187       1,242

  First SAFECO National Life Insurance Company of New York...............         318         404         108
                                                                           ----------  ----------  ----------

        Total............................................................  $   97,243  $  103,047  $   48,630
                                                                           ----------  ----------  ----------
                                                                           ----------  ----------  ----------


                                                                                      DECEMBER 31
                                                                           ----------------------------------
                                                                              1996        1995        1994
                                                                           ----------  ----------  ----------
                                                                                     (IN THOUSANDS)

Statutory Stockholder's Equity:

  SAFECO Life Insurance Company..........................................  $  562,100  $  479,152  $  391,328

  SAFECO National Life Insurance Company.................................      15,263      15,522      15,849

  First SAFECO National Life Insurance Company of New York...............      10,295      10,009       9,644
                                                                           ----------  ----------  ----------

        Total............................................................  $  587,658  $  504,683  $  416,821
                                                                           ----------  ----------  ----------
                                                                           ----------  ----------  ----------

   The Company has received written approval from the Washington State Insurance Department to treat certain loans (all made at market rates) to related SAFECO Corporation subsidiaries as admitted assets. The allowance of such loans has not materially enhanced surplus at December 31, 1996.

7.  DIVIDEND RESTRICTIONS

   Insurance companies are restricted by certain states as to the amount of dividends they may pay within a given calendar year to their parent without regulatory consent. That restriction is the greater of statutory net gain from operations for the previous year or 10% of policyholder surplus at the close of the previous year, subject to a maximum limit equal to statutory earned surplus. The amount of retained earnings available for the payment of dividends to SAFECO Corporation without prior regulatory approval was $99,198,000 at December 31, 1996.

8.  EMPLOYEE BENEFIT PLANS

   SAFECO Corporation and subsidiary companies (the Companies) administer defined contribution, defined benefit and profit sharing bonus plans covering substantially all employees. The defined contribution plans include profit sharing retirement plans and a savings plan. Benefits are earned under the defined benefit plan for each year of service after 1988, based on the employee's compensation level plus a stipulated rate of return

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 (continued)
   on the benefit balance. It is SAFECO Corporation's policy to fund the defined benefit plan on a current basis to the full extent deductible under federal income tax regulations. The cost of these plans to the Company was $7,901,000, $7,599,000 and $6,329,000 for the years ended December 31, 1996,
   1995 and 1994, respectively.

   The Companies also provide certain healthcare and life insurance benefits ("other postretirement benefits") for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Companies. The cost of these benefits is shared with the retiree. The Company accrues for these costs during the years that employees provide services, under FASB Statement 106. Net periodic other postretirement benefit costs for the Company were $474,000, $282,000 and $432,000 in 1996, 1995 and 1994, respectively.

   The following table summarizes the Company's funded status of the plan:

                                                                                              DECEMBER 31
                                                                                          --------------------
                                                                                            1996       1995
                                                                                          ---------  ---------
                                                                                             (IN THOUSANDS)
Total accumulated postretirement benefit obligation (APBO)..............................  $   3,765  $   4,310

Less: plan assets at fair value.........................................................        133        133
                                                                                          ---------  ---------

APBO in excess of plan assets...........................................................      3,632      4,177

Unrecognized gain.......................................................................      1,283        361
                                                                                          ---------  ---------

Accrued postretirement benefit cost recorded on the balance sheet.......................  $   4,915  $   4,538
                                                                                          ---------  ---------
                                                                                          ---------  ---------

   Discount rate assumptions of 7.75%, 7.5% and 8.5% were used at December 31, 1996, 1995 and 1994, respectively. The accumulated postretirement benefit obligation at December 31, 1996 was determined using a healthcare cost trend rate of 11% for 1997, declining by 1% per year, starting in 1998, to 6% and remaining at that level thereafter. A one percentage point increase in the assumed healthcare cost trend rate for each year would increase the accumulated other postretirement benefit obligation as of December 31, 1996 by $451,000 and the annual net periodic other postretirement benefit cost for the year then ended by $76,000.

9.  INCOME TAXES

   The Company uses the liability method of accounting for income taxes pursuant to FASB Statement 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are determined based on the differences between their financial reporting and their tax bases and are measured using the enacted tax rates.

   Differences between income tax computed by applying the U.S. federal income tax rate of 35% to income before income taxes and the provision for federal income taxes are as follows:

                                                                                   YEAR ENDED DECEMBER 31
                                                                               -------------------------------
                                                                                 1996       1995       1994
                                                                               ---------  ---------  ---------
                                                                                       (IN THOUSANDS)
Computed "expected" tax expense..............................................  $  50,751  $  48,631  $  47,040

Dividends received deduction.................................................        (24)       (44)       (64)

Tax exempt interest..........................................................         (6)        (7)        (8)

Other........................................................................        225       (550)       243
                                                                               ---------  ---------  ---------

        Income tax expense...................................................  $  50,946  $  48,030  $  47,211
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

Percent of income tax expense to income before tax...........................       35.1%      34.6%      35.1%
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 (continued)
   The tax effect of temporary differences which give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                                                            DECEMBER 31
                                                                                       ----------------------
                                                                                          1996        1995
                                                                                       ----------  ----------
                                                                                           (IN THOUSANDS)

Deferred tax assets:

  Discounted loss and adjustment expense reserves....................................  $    1,359  $    1,990

  Uncollected premium adjustment.....................................................       2,270       2,011

  Adjustment to life policy liabilities..............................................      34,773      30,209

  Capitalization of policy acquisition costs.........................................      33,393      21,860

  Postretirement benefits............................................................       1,720       1,588

  Realized capital losses............................................................       5,887       9,348

  Guarantee fund assessments.........................................................       3,518       3,680

  Other..............................................................................       1,630       1,414
                                                                                       ----------  ----------

        Total deferred tax assets....................................................      84,550      72,100
                                                                                       ----------  ----------
                                                                                       ----------  ----------

Deferred tax liabilities:

  Deferred policy acquisition costs..................................................      90,826      88,657

  Bond discount accrual..............................................................       9,525       5,905

  Unrealized appreciation of investment securities (Net of deferred policy
    acquisition costs valuation allowance: 1996-$6,664; 1995-$14,985)................      86,120     172,493

  Other..............................................................................       1,727       1,537
                                                                                       ----------  ----------

        Total deferred tax liabilities...............................................     188,198     268,592
                                                                                       ----------  ----------

        Net deferred tax liability...................................................  $  103,648  $  196,492
                                                                                       ----------  ----------
                                                                                       ----------  ----------

   The following table reconciles the deferred tax benefit in the Statement of Income to the change in the deferred tax liability in the balance sheet at December 31:

                                                                              1996        1995       1994
                                                                            ---------  ----------  ---------
                                                                                     (IN THOUSANDS)
Deferred tax benefit......................................................  $  (6,471) $  (13,800) $ (10,154)

Deferred tax changes reported in stockholder's equity:

  Increase (decrease) in liability related to unrealized appreciation or
    depreciation of investment securities.................................    (94,694)    255,506    (71,645)

  Increase (decrease) in liability related to deferred policy acquisition
    costs valuation allowance.............................................      8,321     (14,985)    --
                                                                            ---------  ----------  ---------
Increase (decrease) in net deferred tax liability.........................  $ (92,844) $  226,721  $ (81,799)
                                                                            ---------  ----------  ---------
                                                                            ---------  ----------  ---------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. SEGMENT DATA

   A major portion of investment income, realized gains or losses and assets is specifically identifiable with an industry segment. The remainder of these amounts has been allocated in proportion to the investment income identified with each segment.

                                                                         YEAR ENDED DECEMBER 31, 1996
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
                                                                                (IN THOUSANDS)

Revenue:

  Premiums and Other (Including $35,477 of financial services
    revenue received from affiliates).............................  $    48,964  $   204,069  $     253,033

  Identifiable Investment Income..................................      506,628      256,939        763,567

  Investment Income Allocated.....................................       48,157       24,314         72,471

  Identifiable Realized Gain from Investments.....................        2,636        2,884          5,520

  Realized Gain from Investments Allocated........................        3,271        1,648          4,919
                                                                    -----------  -----------  -------------
        Total Revenue.............................................  $   609,656  $   489,854  $   1,099,510
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

Income Before Income Taxes........................................  $    81,849  $    63,153  $     145,002
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------


                                                                               DECEMBER 31, 1996
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
                                                                                (IN THOUSANDS)

Identifiable Assets:

  Deferred Policy Acquisition Costs...............................  $   163,802  $    76,662  $     240,464

  Policy Loans....................................................       30,774       27,379         58,153

  Invested Assets.................................................    6,660,938    3,298,105      9,959,043

  Other...........................................................      163,855      533,823        697,678

Invested Assets Allocated.........................................      707,269      357,068      1,064,337

Other Assets Allocated............................................       18,288        9,247         27,535
                                                                    -----------  -----------  -------------
        Total Assets..............................................  $ 7,744,926  $ 4,302,284  $  12,047,210
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

Amortization of Deferred Policy Acquisition Costs.................  $    13,756  $    21,896  $      35,652
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 (continued)

                                                                         YEAR ENDED DECEMBER 31, 1995
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
                                                                                (IN THOUSANDS)

Revenue:

  Premiums and Other (Including $29,029 of financial services
    revenue received from affiliates).............................  $    45,284  $   203,349  $     248,633

  Identifiable Investment Income..................................      450,655      256,570        707,225

  Investment Income Allocated.....................................       44,043       26,232         70,275

  Identifiable Realized Gain (Loss) from Investments..............       16,020       (8,586)         7,434

  Realized Loss from Investments Allocated........................       (1,112)        (646)        (1,758)
                                                                    -----------  -----------  -------------
        Total Revenue.............................................  $   554,890  $   476,919  $   1,031,809
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

Income Before Income Taxes........................................  $    84,956  $    53,990  $     138,946
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

                                                                               DECEMBER 31, 1995
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
                                                                                (IN THOUSANDS)

Identifiable Assets:

  Deferred Policy Acquisition Costs...............................  $   143,228  $    67,263  $     210,491

  Policy Loans....................................................       29,109       26,816         55,925

  Invested Assets.................................................    6,086,143    3,261,042      9,347,185

  Other...........................................................      155,358      327,863        483,221

Invested Assets Allocated.........................................      671,864      400,160      1,072,024

Other Assets Allocated............................................       18,179       11,148         29,327
                                                                    -----------  -----------  -------------
        Total Assets..............................................  $ 7,103,881  $ 4,094,292  $  11,198,173
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

Amortization of Deferred Policy Acquisition Costs.................  $    12,222  $    20,154  $      32,376
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

                                                                         YEAR ENDED DECEMBER 31, 1994
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
                                                                                (IN THOUSANDS)

Revenue:

  Premiums and Other (Including $27,955 of financial services
    revenue received from affiliates).............................  $    42,805  $   219,919  $     262,724

  Identifiable Investment Income..................................      395,127      245,909        641,036

  Investment Income Allocated.....................................       39,909       24,725         64,634

  Identifiable Realized Gain from Investments.....................        6,744        1,267          8,011

  Realized Loss from Investments Allocated........................       (1,463)        (909)        (2,372)
                                                                    -----------  -----------  -------------
        Total Revenue.............................................  $   483,122  $   490,911  $     974,033
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

Income Before Income Taxes........................................  $    70,200  $    64,201  $     134,401
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

SAFECO LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 (continued)

                                                                               DECEMBER 31, 1994
                                                                    ---------------------------------------
                                                                     FINANCIAL    EMPLOYEE
                                                                     SERVICES     BENEFITS        TOTAL
                                                                    -----------  -----------  -------------
                                                                                (IN THOUSANDS)

Identifiable Assets:

  Deferred Policy Acquisition Costs...............................  $   151,614  $    95,576  $     247,190

  Policy Loans....................................................       28,467       24,862         53,329

  Invested Assets.................................................    4,859,921    2,874,141      7,734,062

  Other...........................................................      153,120      248,641        401,761

Invested Assets Allocated.........................................      542,890      336,343        879,233

Other Assets Allocated............................................         (880)        (569)        (1,449)
                                                                    -----------  -----------  -------------
        Total Assets..............................................  $ 5,735,132  $ 3,578,994  $   9,314,126
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

Amortization of Deferred Policy Acquisition Costs.................  $     9,914  $    19,493  $      29,407
                                                                    -----------  -----------  -------------
                                                                    -----------  -----------  -------------

HYPOTHETICAL ILLUSTRATIONS
-------------------------------------------------------------------

OF DEATH BENEFITS, POLICY ACCOUNT, CASH SURRENDER VALUES, AND
ACCUMULATED PREMIUMS

The following tables have been prepared to show how the key financial elements of the Policy work. The tables show how death benefits, Policy Account and Cash Surrender Values (policy benefits) could vary over an extended period of time if the Investment Division of the Separate Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The policy benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns averaged 0%, 6% or 12% over a period of years, but went above or below those figures in individual Policy Years. The Policy benefits will also differ, depending on the premium allocations to each Investment Division, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual Investment Divisions. The tables are for preferred and standard risk male non-smokers. Planned premium payments are assumed to be paid at the beginning of each Policy Year. The difference between the Policy Account and the Cash Surrender Value in the first ten years is the surrender charge. The Policy Account amounts reflect the front-end charges.

The tables illustrate cost of insurance and expense charges (Policy cost factors) at both the current rates and the maximum rates guaranteed in the Policies. The amounts shown at the end of each Policy Year reflect a daily charge against the Investment Divisions. This charge includes a .70% charge against the Separate Account for mortality and expense risks; the effect on each Division's investment experience of the charge to Funds' assets for investment management (0.69%, an average of the 1996 actual investment management fees charged to the various Portfolios of the Funds); and 0.15% direct Funds' operating expenses. The effect of these adjustments is that on a 0% gross rate of return the net rate of return would be -1.54%, on 6% it would be 4.46%, and on 12% it would be 10.46%.

The tables assume deduction of an applicable premium tax rate based on 2.1% of premiums. There are tables for both male preferred non-smoker age 45 and male standard non-smoker age 45 and each class is illustrated using CURRENT and GUARANTEED Policy cost factors. The current tables assume that the monthly charge remains constant at $5.00. The guaranteed tables assume that the monthly charge remains constant at $8.00. The tables reflect the fact that SAFECO does not currently make any charge for federal taxes.

If SAFECO charged for those taxes in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

The second column of each table shows what would happen if an amount equal to the premiums was invested to earn interest, after taxes, of 5% compounded annually. These tables show that if a policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value will be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of holding a Policy for a relatively short time will be high.

INDIVIDUAL ILLUSTRATIONS. If requested, SAFECO will furnish a comparable illustration based on the age, sex and underwriting classification of the proposed Primary Insured, and an initial Face Amount of Insurance and planned premiums as selected. If a Policy is purchased, SAFECO will deliver an individualized illustration reflecting the planned premium chosen and the Primary Insured's actual risk class.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      RESULTS ASSUMING CURRENT CHARGES(2)
            Assuming Hypothetical Gross Annual Investment Return of:

                                             0.00%                                     6.00%
                            ---------------------------------------   ---------------------------------------
                 ACCUM                      POLICY         CASH                       POLICY         CASH
  END OF      PREMIUM (5%      DEATH        ACCOUNT      SURRENDER       DEATH        ACCOUNT      SURRENDER
POLICY YEAR      INT)         BENEFIT        VALUE         VALUE        BENEFIT        VALUE         VALUE

          1        4,200       250,000         2,900         1,700       250,000         3,105         1,905

          2        8,610       250,000         5,901         4,341       250,000         6,498         4,938

          3       13,241       250,000         8,790         6,870       250,000         9,977         8,057

          4       18,103       250,000        11,597         9,452       250,000        13,575        11,430

          5       23,208       250,000        14,343        12,198       250,000        17,319        15,174

          6       28,568       250,000        17,034        15,318       250,000        21,221        19,505

          7       34,196       250,000        19,650        18,363       250,000        25,269        23,982

          8       40,106       250,000        22,195        21,337       250,000        29,474        28,616

          9       46,312       250,000        24,674        24,245       250,000        33,847        33,418

         10       52,827       250,000        27,091        27,091       250,000        38,401        38,401

         11       59,669       250,000        29,376        29,376       250,000        43,077        43,077

         12       66,852       250,000        31,514        31,514       250,000        47,867        47,867

         13       74,395       250,000        33,496        33,496       250,000        52,772        52,772

         14       82,314       250,000        35,311        35,311       250,000        57,788        57,788

         15       90,630       250,000        36,941        36,941       250,000        62,910        62,910

         16       99,361       250,000        38,377        38,377       250,000        68,139        68,139

         17      108,530       250,000        39,610        39,610       250,000        73,479        73,479

         18      118,156       250,000        40,632        40,632       250,000        78,937        78,937

         19      128,264       250,000        41,427        41,427       250,000        84,514        84,514

         20      138,877       250,000        41,976        41,976       250,000        90,212        90,212

     Age 75      297,195       250,000        18,676        18,676       250,000       160,412       160,412

                             12.00%
             ---------------------------------------
                             POLICY         CASH
  END OF        DEATH        ACCOUNT      SURRENDER
POLICY YEAR    BENEFIT        VALUE         VALUE
          1     250,000         3,309         2,109
          2     250,000         7,120         5,560
          3     250,000        11,265         9,345
          4     250,000        15,809        13,664
          5     250,000        20,817        18,672
          6     250,000        26,347        24,631
          7     250,000        32,434        31,147
          8     250,000        39,145        38,287
          9     250,000        46,552        46,123
         10     250,000        54,736        54,736
         11     250,000        63,721        63,721
         12     250,000        73,588        73,588
         13     250,000        84,434        84,434
         14     250,000        96,373        96,373
         15     250,000       109,529       109,529
         16     250,000       124,052       124,052
         17     250,000       140,117       140,117
         18     250,000       157,929       157,929
         19     250,000       177,719       177,719
         20     250,000       199,757       199,757
     Age 75     789,014       751,442       751,442

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' PORTFOLIOS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     RESULTS ASSUMING GUARANTEED CHARGES(2)
            Assuming Hypothetical Gross Annual Investment Return of:

                                           0.00%                                     6.00%
                          ---------------------------------------   ---------------------------------------
  END OF       ACCUM                      POLICY         CASH                       POLICY         CASH
  POLICY    PREMIUM (5%      DEATH        ACCOUNT      SURRENDER       DEATH        ACCOUNT      SURRENDER
   YEAR        INT)         BENEFIT        VALUE         VALUE        BENEFIT        VALUE         VALUE

         1       4,200       250,000         2,676         1,476       250,000         2,873         1,673

         2       8,610       250,000         5,493         3,933       250,000         6,063         4,503

         3      13,241       250,000         8,205         6,285       250,000         9,334         7,414

         4      18,103       250,000        10,806         8,661       250,000        12,682        10,537

         5      23,208       250,000        13,293        11,148       250,000        16,109        13,964

         6      28,568       250,000        15,657        13,941       250,000        19,606        17,890

         7      34,196       250,000        17,887        16,600       250,000        23,168        21,881

         8      40,106       250,000        19,973        19,115       250,000        26,787        25,929

         9      46,312       250,000        21,900        21,471       250,000        30,450        30,021

        10      52,827       250,000        23,653        23,653       250,000        34,148        34,148

        11      59,669       250,000        25,218        25,218       250,000        37,870        37,870

        12      66,852       250,000        26,587        26,587       250,000        41,611        41,611

        13      74,395       250,000        27,748        27,748       250,000        45,364        45,364

        14      82,314       250,000        28,687        28,687       250,000        49,120        49,120

        15      90,630       250,000        29,375        29,375       250,000        52,858        52,858

        16      99,361       250,000        29,789        29,789       250,000        56,561        56,561

        17     108,530       250,000        29,897        29,897       250,000        60,207        60,207

        18     118,156       250,000        29,654        29,654       250,000        63,764        63,764

        19     128,264       250,000        29,009        29,009       250,000        67,195        67,195

        20     138,877       250,000        27,920        27,920       250,000        70,470        70,470

    Age 75     297,195                                                 250,000        80,276        80,276

                            12.00%
            ---------------------------------------
  END OF                    POLICY         CASH
  POLICY       DEATH        ACCOUNT      SURRENDER
   YEAR       BENEFIT        VALUE         VALUE
         1     250,000         3,070         1,870
         2     250,000         6,658         5,098
         3     250,000        10,560         8,640
         4     250,000        14,803        12,658
         5     250,000        19,422        17,277
         6     250,000        24,448        22,732
         7     250,000        29,919        28,632
         8     250,000        35,872        35,014
         9     250,000        42,352        41,923
        10     250,000        49,408        49,408
        11     250,000        57,100        57,100
        12     250,000        65,500        65,500
        13     250,000        74,693        74,693
        14     250,000        84,773        84,773
        15     250,000        95,841        95,841
        16     250,000       108,021       108,021
        17     250,000       121,456       121,456
        18     250,000       136,313       136,313
        19     250,000       152,790       152,790
        20     250,000       171,138       171,138
    Age 75     700,356       667,006       667,006

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' PORTFOLIOS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              STANDARD NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      RESULTS ASSUMING CURRENT CHARGES(2)
            Assuming Hypothetical Gross Annual Investment Return of:

                                             0.00%                                     6.00%
                            ---------------------------------------   ---------------------------------------
                 ACCUM                      POLICY         CASH                       POLICY         CASH
  END OF      PREMIUM (5%      DEATH        ACCOUNT      SURRENDER       DEATH        ACCOUNT      SURRENDER
POLICY YEAR      INT)         BENEFIT        VALUE         VALUE        BENEFIT        VALUE         VALUE

          1        4,200       250,000         2,724         1,524       250,000         2,923         1,723

          2        8,610       250,000         5,579         4,019       250,000         6,155         4,595

          3       13,241       250,000         8,328         6,408       250,000         9,470         7,550

          4       18,103       250,000        10,987         8,842       250,000        12,885        10,740

          5       23,208       250,000        13,595        11,450       250,000        16,448        14,303

          6       28,568       250,000        16,158        14,442       250,000        20,168        18,452

          7       34,196       250,000        18,653        17,366       250,000        24,033        22,746

          8       40,106       250,000        21,090        20,232       250,000        28,056        27,198

          9       46,312       250,000        23,469        23,040       250,000        32,248        31,819

         10       52,827       250,000        25,790        25,790       250,000        36,615        36,615

         11       59,669       250,000        27,983        27,983       250,000        41,099        41,099

         12       66,852       250,000        30,017        30,017       250,000        45,676        45,676

         13       74,395       250,000        31,881        31,881       250,000        50,343        50,343

         14       82,314       250,000        33,564        33,564       250,000        55,097        55,097

         15       90,630       250,000        35,053        35,053       250,000        59,935        59,935

         16       99,361       250,000        36,331        36,331       250,000        64,849        64,849

         17      108,530       250,000        37,398        37,398       250,000        69,852        69,852

         18      118,156       250,000        38,234        38,234       250,000        74,938        74,938

         19      128,264       250,000        38,830        38,830       250,000        80,112        80,112

         20      138,877       250,000        39,167        39,167       250,000        85,375        85,375

     Age 75      297,195       250,000        12,138        12,138       250,000       147,146       147,146

                             12.00%
             ---------------------------------------
                             POLICY         CASH
  END OF        DEATH        ACCOUNT      SURRENDER
POLICY YEAR    BENEFIT        VALUE         VALUE
          1     250,000         3,122         1,922
          2     250,000         6,756         5,196
          3     250,000        10,709         8,789
          4     250,000        15,031        12,886
          5     250,000        19,803        17,658
          6     250,000        25,082        23,366
          7     250,000        30,898        29,611
          8     250,000        37,321        36,463
          9     250,000        44,418        43,989
         10     250,000        52,265        52,265
         11     250,000        60,881        60,881
         12     250,000        70,328        70,328
         13     250,000        80,700        80,700
         14     250,000        92,103        92,103
         15     250,000       104,660       104,660
         16     250,000       118,509       118,509
         17     250,000       133,826       133,826
         18     250,000       150,800       150,800
         19     250,000       169,657       169,657
         20     250,000       190,661       190,661
     Age 75     754,664       718,728       718,728

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' PORTFOLIOS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              STANDARD NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     RESULTS ASSUMING GUARANTEED CHARGES(2)
            Assuming Hypothetical Gross Annual Investment Return of:

                                           0.00%                                     6.00%
                          ---------------------------------------   ---------------------------------------
  END OF       ACCUM                      POLICY         CASH                       POLICY         CASH
  POLICY    PREMIUM (5%      DEATH        ACCOUNT      SURRENDER       DEATH        ACCOUNT      SURRENDER
   YEAR        INT)         BENEFIT        VALUE         VALUE        BENEFIT        VALUE         VALUE

         1       4,200       250,000         2,676         1,476       250,000         2,873         1,673

         2       8,610       250,000         5,493         3,933       250,000         6,063         4,503

         3      13,241       250,000         8,205         6,285       250,000         9,334         7,414

         4      18,103       250,000        10,806         8,661       250,000        12,682        10,537

         5      23,208       250,000        13,293        11,148       250,000        16,109        13,964

         6      28,568       250,000        15,657        13,941       250,000        19,606        17,890

         7      34,196       250,000        17,887        16,600       250,000        23,168        21,881

         8      40,106       250,000        19,973        19,115       250,000        26,787        25,929

         9      46,312       250,000        21,900        21,471       250,000        30,450        30,021

        10      52,827       250,000        23,653        23,653       250,000        34,148        34,148

        11      59,669       250,000        25,218        25,218       250,000        37,870        37,870

        12      66,852       250,000        26,587        26,587       250,000        41,611        41,611

        13      74,395       250,000        27,748        27,748       250,000        45,364        45,364

        14      82,314       250,000        28,687        28,687       250,000        49,120        49,120

        15      90,630       250,000        29,375        29,375       250,000        52,858        52,858

        16      99,361       250,000        29,789        29,789       250,000        56,561        56,561

        17     108,530       250,000        29,897        29,897       250,000        60,207        60,207

        18     118,156       250,000        29,654        29,654       250,000        63,764        63,764

        19     128,264       250,000        29,009        29,009       250,000        67,195        67,195

        20     138,877       250,000        27,920        27,920       250,000        70,470        70,470

    Age 75     297,195                                                 250,000        80,276        80,276

                            12.00%
            ---------------------------------------
  END OF                    POLICY         CASH
  POLICY       DEATH        ACCOUNT      SURRENDER
   YEAR       BENEFIT        VALUE         VALUE
         1     250,000         3,070         1,870
         2     250,000         6,658         5,098
         3     250,000        10,560         8,640
         4     250,000        14,803        12,658
         5     250,000        19,422        17,277
         6     250,000        24,448        22,732
         7     250,000        29,919        28,632
         8     250,000        35,872        35,014
         9     250,000        42,352        41,923
        10     250,000        49,408        49,408
        11     250,000        57,100        57,100
        12     250,000        65,500        65,500
        13     250,000        74,693        74,693
        14     250,000        84,773        84,773
        15     250,000        95,841        95,841
        16     250,000       108,021       108,021
        17     250,000       121,456       121,456
        18     250,000       136,313       136,313
        19     250,000       152,790       152,790
        20     250,000       171,138       171,138
    Age 75     700,356       667,006       667,006

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS' PORTFOLIOS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      [This page intentionally left blank]

ILLUSTRATIONS
-------------------------------------------------------------------

OF VARIATION IN DEATH BENEFIT, POLICY ACCOUNT AND CASH SURRENDER
VALUES IN RELATION TO THE FUNDS' INVESTMENT EXPERIENCE

In order to demonstrate how actual investment experience of the Funds affected the Death Benefits, Policy Account and Cash Surrender Values (policy benefits) of a Policy, the following hypothetical illustrations were developed and are based upon the actual experience of the Portfolios of the Funds. These illustrations assume that the Separate Account acquired an interest in the Portfolios at their inception.

These tables illustrate cost of insurance and expense charges (Policy cost factors) at both the current rates and the maximum rates guaranteed in the Policies. The amounts shown at the end of each Policy Year reflect a daily charge against the Investment Divisions. This charge includes a .70% charge against the Separate Account for mortality and expense risks, the effect on each Division's actual investment experience of the investment management fees and direct operating expenses. These tables also assume deduction of a premium tax rate based on 2.1% of premiums. The tables are for preferred risk male non-smoker age 45. Planned premium payments are assumed to be paid at the beginning of each Policy Year.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      FIDELITY'S VIP MONEY MARKET DIVISION

                              BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                       -----------------------------------------  -----------------------------------------
       POLICY                         POLICY                                     POLICY
      YEAR END            DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
    DECEMBER 31ST        BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

           1983           250,000        3,241          2,041        250,000        3,005          1,805
           1984           250,000        6,995          5,435        250,000        6,538          4,978
           1985           250,000       10,807          8,887        250,000       10,125          8,205
           1986           250,000       14,665         12,520        250,000       13,719         11,574
           1987           250,000       18,694         16,549        250,000       17,415         15,270
           1988           250,000       23,157         21,441        250,000       21,439         19,723
           1989           250,000       28,353         27,066        250,000       26,072         24,785
           1990           250,000       33,626         32,768        250,000       30,683         29,825
           1991           250,000       38,548         38,119        250,000       34,863         34,434
           1992           250,000       42,804         42,804        250,000       38,313         38,313
           1993           250,000       46,807         46,807        250,000       41,458         41,458
           1994           250,000       51,329         51,329        250,000       44,987         44,987
           1995           250,000       56,798         56,798        250,000       49,268         49,268
           1996           250,000       62,174         62,174        250,000       63,921         63,921

--------------------------------------------------------------------------------

                      FIDELITY'S VIP HIGH INCOME DIVISION

                              BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                       -----------------------------------------  -----------------------------------------
       POLICY                         POLICY                                     POLICY
      YEAR END            DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
    DECEMBER 31ST        BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

           1986           250,000        3,532          2,332        250,000        3,286          2,086
           1987           250,000        6,669          5,109        250,000        6,233          4,673
           1988           250,000       10,813          8,893        250,000       10,135          8,215
           1989           250,000       13,122         10,977        250,000       12,266         10,121
           1990           250,000       15,620         13,475        250,000       14,521         12,376
           1991           250,000       25,150         23,434        250,000       23,270         21,554
           1992           250,000       34,545         33,258        250,000       31,800         30,513
           1993           250,000       45,001         44,143        250,000       41,205         40,347
           1994           250,000       46,840         46,411        250,000       42,591         42,162
           1995           250,000       59,870         59,870        250,000       54,056         54,056
           1996           250,000       71,241         71,241        250,000       63,921         63,921

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     FIDELITY'S VIP EQUITY-INCOME DIVISION

                              BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                       -----------------------------------------  -----------------------------------------
       POLICY                         POLICY                                     POLICY
      YEAR END            DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
    DECEMBER 31ST        BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

           1987           250,000        2,891          1,691        250,000        2,667          1,467
           1988           250,000        7,395          5,835        250,000        6,912          5,352
           1989           250,000       12,241         10,321        250,000       11,478          9,558
           1990           250,000       12,742         10,597        250,000       11,904          9,759
           1991           250,000       20,704         18,559        250,000       19,295         17,150
           1992           250,000       27,607         25,891        250,000       25,602         23,886
           1993           250,000       36,049         34,762        250,000       33,261         31,974
           1994           250,000       41,537         40,679        250,000       38,093         37,235
           1995           250,000       59,989         59,560        250,000       54,723         54,294
           1996           250,000       71,630         71,630        250,000       64,987         64,987

--------------------------------------------------------------------------------

                         FIDELITY'S VIP GROWTH DIVISION

                              BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                       -----------------------------------------  -----------------------------------------
       POLICY                         POLICY                                     POLICY
      YEAR END            DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
    DECEMBER 31ST        BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

           1987           250,000        3,053          1,853        250,000        2,824          1,624
           1988           250,000        7,127          5,567        250,000        6,660          5,100
           1989           250,000       13,431         11,511        250,000       12,607         10,687
           1990           250,000       14,346         12,201        250,000       13,424         11,279
           1991           250,000       25,319         23,174        250,000       23,654         21,509
           1992           250,000       30,808         29,092        250,000       28,650         26,934
           1993           250,000       40,198         38,911        250,000       37,211         35,924
           1994           250,000       42,871         42,013        250,000       39,449         38,591
           1995           250,000       61,915         61,486        250,000       56,673         56,244
           1996           250,000       74,109         74,109        250,000       67,477         67,477

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        FIDELITY'S VIP OVERSEAS DIVISION

                              BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                       -----------------------------------------  -----------------------------------------
       POLICY                         POLICY                                     POLICY
      YEAR END            DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
    DECEMBER 31ST        BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

           1988           250,000        3,206          2,006        250,000        2,971          1,771
           1989           250,000        8,020          6,460        250,000        7,512          5,952
           1990           250,000       10,789          8,869        250,000       10,111          8,191
           1991           250,000       14,831         12,686        250,000       13,880         11,735
           1992           250,000       15,734         13,589        250,000       14,638         12,493
           1993           250,000       25,740         24,024        250,000       23,835         22,119
           1994           250,000       29,005         27,718        250,000       26,679         25,392
           1995           250,000       34,860         34,002        250,000       31,829         30,971
           1996           250,000       42,561         42,132        250,000       38,553         38,124

--------------------------------------------------------------------------------

                FIDELITY'S VIP II INVESTMENT GRADE BOND DIVISION

                              BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                       -----------------------------------------  -----------------------------------------
       POLICY                         POLICY                                     POLICY
      YEAR END            DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
    DECEMBER 31ST        BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

           1989           250,000        3,278          2,078        250,000        3,041          1,841
           1990           250,000        6,751          5,191        250,000        6,307          4,747
           1991           250,000       11,389          9,469        250,000       10,676          8,756
           1992           250,000       15,277         13,132        250,000       14,299         12,154
           1993           250,000       20,190         18,045        250,000       18,827         16,682
           1994           250,000       22,123         20,407        250,000       20,488         18,772
           1995           250,000       29,325         28,038        250,000       26,983         25,696
           1996           250,000       33,083         32,225        250,000       30,201         29,343

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     FIDELITY'S VIP ASSET MANAGER DIVISION

                              BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                       -----------------------------------------  -----------------------------------------
       POLICY                         POLICY                                     POLICY
      YEAR END            DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
    DECEMBER 31ST        BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

           1990           250,000        3,158          1,958        250,000        2,924          1,724
           1991           250,000        7,712          6,152        250,000        7,218          5,658
           1992           250,000       11,982         10,062        250,000       11,239          9,319
           1993           250,000       18,160         16,015        250,000       17,027         14,882
           1994           250,000       19,520         17,375        250,000       18,215         16,070
           1995           250,000       26,241         24,525        250,000       24,356         22,640
           1996           250,000       33,339         32,052        250,000       30,767         29,480

--------------------------------------------------------------------------------

                      FIDELITY'S VIP II INDEX 500 DIVISION

                              BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                       -----------------------------------------  -----------------------------------------
       POLICY                         POLICY                                     POLICY
      YEAR END            DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
    DECEMBER 31ST        BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

           1993           250,000        3,261          2,061        250,000        3,024          1,824
           1994           250,000        6,383          4,823        250,000        5,957          4,397
           1995           250,000       13,016         11,096        250,000       12,216         10,296
           1996           250,000       19,656         17,511        250,000       18,441         16,296

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                FIDELITY'S VIP II ASSET MANAGER: GROWTH DIVISION

                               BASED UPON CURRENT CHARGES                  BASED UPON GUARANTEED CHARGES
       POLICY          -------------------------------------------  -------------------------------------------
      YEAR END            DEATH        POLICY      CASH SURRENDER      DEATH        POLICY      CASH SURRENDER
    DECEMBER 31ST        BENEFIT    ACCOUNT VALUE       VALUE         BENEFIT    ACCOUNT VALUE       VALUE

           1995           250,000         3,719           2,519        250,000         3,466           2,266
           1996           250,000         8,216           6,656        250,000         7,708           6,148

--------------------------------------------------------------------------------

                     FIDELITY'S VIP II CONTRAFUND DIVISION

                               BASED UPON CURRENT CHARGES                  BASED UPON GUARANTEED CHARGES
       POLICY          -------------------------------------------  -------------------------------------------
      YEAR END            DEATH        POLICY      CASH SURRENDER      DEATH        POLICY      CASH SURRENDER
    DECEMBER 31ST        BENEFIT    ACCOUNT VALUE       VALUE         BENEFIT    ACCOUNT VALUE       VALUE

           1995           250,000         4,286           3,086        250,000         4,015           2,815
           1996           250,000         8,986           7,426        250,000         8,452           6,892

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:            $250,000  Annual Planned Premium(1):  $4,000.00
Death Benefit Option:                  A  Issue Age:                         45
Death Benefits Payable to
Age:                                  95  Premiums Payable to Age:           95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      FIDELITY'S VIP III BALANCED DIVISION

                               BASED UPON CURRENT CHARGES                  BASED UPON GUARANTEED CHARGES
       POLICY          -------------------------------------------  -------------------------------------------
      YEAR END            DEATH        POLICY      CASH SURRENDER      DEATH        POLICY      CASH SURRENDER
    DECEMBER 31ST        BENEFIT    ACCOUNT VALUE       VALUE         BENEFIT    ACCOUNT VALUE       VALUE

           1995           250,000         3,403           2,203        250,000         3,162           1,962
           1996           250,000         7,143           5,583        250,000         6,682           5,122

--------------------------------------------------------------------------------

                FIDELITY'S VIP III GROWTH OPPORTUNITIES DIVISION

                               BASED UPON CURRENT CHARGES                  BASED UPON GUARANTEED CHARGES
       POLICY          -------------------------------------------  -------------------------------------------
      YEAR END            DEATH        POLICY      CASH SURRENDER      DEATH        POLICY      CASH SURRENDER
    DECEMBER 31ST        BENEFIT    ACCOUNT VALUE       VALUE         BENEFIT    ACCOUNT VALUE       VALUE

           1995           250,000         4,041           2,841        250,000         3,778           2,578
           1996           250,000         8,468           6,908        250,000         6,682           5,122

--------------------------------------------------------------------------------

                  FIDELITY'S VIP III GROWTH & INCOME DIVISION

                               BASED UPON CURRENT CHARGES                  BASED UPON GUARANTEED CHARGES
       POLICY          -------------------------------------------  -------------------------------------------
      YEAR END            DEATH        POLICY      CASH SURRENDER      DEATH        POLICY      CASH SURRENDER
    DECEMBER 31ST        BENEFIT    ACCOUNT VALUE       VALUE         BENEFIT    ACCOUNT VALUE       VALUE

                      THERE WAS NO HISTORICAL EXPERIENCE ON THIS DIVISION AS OF 12/31/96.
                              THIS DIVISION WAS NOT AVAILABLE PRIOR TO 12/31/96.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

Initial Face Amount:                      $250,000  Annual Planned Premium(1):                $4,000.00
Death Benefit Option:                            A  Issue Age:                                       45
Death Benefits Payable to Age:                  95  Premiums Payable to Age:                         95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      LEXINGTON NATURAL RESOURCES DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE
      1992            250,000        3,038          1,838        250,000        2,809          1,609
      1993            250,000        6,803          5,243        250,000        6,352          4,792
      1994            250,000        9,216          7,296        250,000        8,614          6,694
      1995            250,000       14,261         12,116        250,000       13,327         11,182
      1996            250,000       21,891         19,746        250,000       20,406         18,261

--------------------------------------------------------------------------------

                      LEXINGTON EMERGING MARKETS DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE
      1995            250,000        2,796          1,596        250,000        2,575          1,375
      1996            250,000        6,318          4,758        250,000        5,888          4,328

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

                                          Annual Planned
Initial Face Amount:            $250,000   Premium(1):              $4,000.00
Death Benefit Option:                  A  Issue Age:                       45
Death Benefits Payable to Age:        95  Premiums Payable to Age:         95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SAFECO RST BOND DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

      1988            250,000        3,168          1,968        250,000        2,934          1,734
      1989            250,000        6,973          5,413        250,000        6,516          4,956
      1990            250,000       10,623          8,703        250,000        9,949          8,029
      1991            250,000       15,494         13,349        250,000       14,500         12,355
      1992            250,000       19,646         17,501        250,000       18,312         16,167
      1993            250,000       24,907         23,191        250,000       23,084         21,368
      1994            250,000       26,840         25,553        250,000       24,691         23,404
      1995            250,000       34,973         34,115        250,000       31,936         31,078
      1996            250,000       37,841         37,412        250,000       34,243         33,814

--------------------------------------------------------------------------------

                           SAFECO RST EQUITY DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE

      1988            250,000        3,817          2,617        250,000        3,561          2,361
      1989            250,000        8,851          7,291        250,000        8,314          6,754
      1990            250,000       11,167          9,247        250,000       10,484          8,564
      1991            250,000       17,997         15,852        250,000       16,892         14,747
      1992            250,000       22,578         20,433        250,000       21,113         18,968
      1993            250,000       32,668         30,952        250,000       30,422         28,706
      1994            250,000       38,642         37,355        250,000       35,806         34,519
      1995            250,000       53,397         52,539        250,000       49,250         48,392
      1996            250,000       70,128         69,699        250,000       64,399         63,970

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

                                          Annual Planned
Initial Face Amount:            $250,000   Premium(1):              $4,000.00
Death Benefit Option:                  A  Issue Age:                       45
Death Benefits Payable to Age:        95  Premiums Payable to Age:         95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           SAFECO RST GROWTH DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE
      1994            250,000        3,335          2,135        250,000        3,096          1,896
      1995            250,000        9,193          7,633        250,000        8,630          7,070
      1996            250,000       16,213         14,293        250,000       15,262         13,342

--------------------------------------------------------------------------------

                         SAFECO RST NORTHWEST DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE
      1994            250,000        3,053          1,853        250,000        2,823          1,623
      1995            250,000        6,592          5,032        250,000        6,152          4,592
      1996            250,000       10,808          8,888        250,000       10,120          8,200

--------------------------------------------------------------------------------

                       SAFECO RST SMALL COMPANY DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE
                  THERE WAS NO HISTORICAL EXPERIENCE ON THIS DIVISION AS OF 12/31/96.
                           THIS DIVISION WAS NOT AVAILABLE PRIOR TO 4/30/97.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

                                          Annual Planned
Initial Face Amount:            $250,000   Premium(1):              $4,000.00
Death Benefit Option:                  A  Issue Age:                       45
Death Benefits Payable to Age:        95  Premiums Payable to Age:         95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         WANGER U.S. SMALL CAP DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE
      1996            250,000        4,528          3,328        250,000        4,249          3,049

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

                            VARIABLE UNIVERSAL LIFE
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                                      MALE
                              PREFERRED NON-SMOKER

                                          Annual Planned
Initial Face Amount:            $250,000   Premium(1):              $4,000.00
Death Benefit Option:                  A  Issue Age:                       45
Death Benefits Payable to Age:        95  Premiums Payable to Age:         95

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   AMERICAN CENTURY VP INTERNATIONAL DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE
      1995            250,000        3,345          2,145        250,000        3,105          1,905
      1996            250,000        7,374          5,814        250,000        6,901          5,341

--------------------------------------------------------------------------------

                     AMERICAN CENTURY VP BALANCED DIVISION

                          BASED UPON CURRENT CHARGES                BASED UPON GUARANTEED CHARGES
                   -----------------------------------------  -----------------------------------------
     POLICY                       POLICY                                     POLICY
    YEAR END          DEATH       ACCOUNT    CASH SURRENDER      DEATH       ACCOUNT    CASH SURRENDER
  DECEMBER 31ST      BENEFIT       VALUE          VALUE         BENEFIT       VALUE          VALUE
      1992            250,000        2,725          1,525        250,000        2,507          1,307
      1993            250,000        6,258          4,698        250,000        5,830          4,270
      1994            250,000        9,283          7,363        250,000        8,670          6,750
      1995            250,000       14,879         12,734        250,000       13,901         11,756
      1996            250,000       19,958         17,813        250,000       18,584         16,439

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Assumes the premium shown is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

THESE ILLUSTRATIONS ARE BASED UPON PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RESULTS. FUTURE POLICY BENEFITS WILL FLUCTUATE BASED UPON ACTUAL INVESTMENT RESULTS WHICH MAY BE MORE OR LESS THAN THOSE ACHIEVED IN THE PAST AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER. NO REPRESENTATION CAN BE MADE BY SAFECO OR THE FUNDS THAT THESE RESULTS CAN BE ACHIEVED IN THE FUTURE.

NET RATES OF RETURN

The VIP, VIP II, and VIP III Division tables shown earlier in this section appendix are based on the investment performance, after actual expenses, of the corresponding VIP, VIP II, and VIP III Portfolios. The average annual total return used in calculating the death benefit, policy account value and cash surrender value for the respective Portfolios are listed below. These annual total returns do not account for insurance and administrative charges but are net of the mortality and expense risk charge of 0.70%; and, they are not an estimate or a guarantee of future investment performance.

    CALENDAR YEAR AVERAGE NET ANNUAL TOTAL RETURN (%) FOR THE VIP PORTFOLIOS

                            VIP                VIP               VIP
                           MONEY              HIGH             EQUITY-            VIP              VIP
       YEAR               MARKET             INCOME            INCOME           GROWTH          OVERSEAS
------------------------------------------------------------------------------------------------------------
          1983                8.46
          1984                9.73
          1985                7.41
          1986                6.00              16.98
          1987                5.74               0.52             -1.83             2.96
          1988                6.69              10.94             22.01            14.88             7.43
          1989                8.42              -4.87             16.64            30.81            25.58
          1990                7.34              -2.93            -15.99           -12.43            -2.37
          1991                5.39              34.38             30.74            44.81             7.30
          1992                3.20              22.47             16.19             8.62           -11.42
          1993                2.53              19.70             17.59            18.67            36.65
          1994                3.55              -2.34              6.37            -0.72             1.02
          1995                5.17              20.02             34.39            34.66             8.98
          1996                4.71              13.33             13.58            14.01            12.45

  CALENDAR YEAR AVERAGE NET ANNUAL TOTAL RETURN (%) FOR THE VIP II PORTFOLIOS

                          VIP II
                        INVESTMENT           VIP II             VIP II             VIP II             VIP II
                           GRADE              ASSET              INDEX           ASSET MGR:           CONTRA-
       YEAR                BOND              MANAGER              500              GROWTH              FUND
------------------------------------------------------------------------------------------------------------------
          1989                9.56
          1990                5.51               6.02
          1991               15.68              21.86
          1992                5.95              11.01
          1993               10.26              20.53               9.04
          1994               -4.46              -6.79               0.34
          1995               16.62              16.26              36.49              22.43              38.92
          1996                2.49              13.90              22.01              19.34              20.52

  CALENDAR YEAR AVERAGE NET ANNUAL TOTAL RETURN (%) FOR THE VIP III PORTFOLIOS

                                 VIP III                                           VIP III
                                 GROWTH                   VIP III                 GROWTH &
         YEAR                 OPPORTUNITIES              BALANCED                  INCOME
--------------------------------------------------------------------------------------------------
            1995                    31.82                    13.22
            1996                    17.57                     9.28

The Lexington Natural Resources Trust and Lexington Emerging Markets Fund ("Lexington") Division tables shown earlier in this appendix are based on the investment performance, after actual expenses, of the corresponding Lexington Portfolios. The average annual total return used in calculating the death benefit, policy account value and cash surrender value for the respective Portfolios are listed below. These annual total returns do not account for insurance and administrative charges but are net of the mortality and expense risk charge of 0.70%; and, they are not an estimate or a guarantee of future investment performance.

 CALENDAR YEAR AVERAGE NET ANNUAL TOTAL RETURN (%) FOR THE LEXINGTON PORTFOLIOS

                         LEXINGTON          LEXINGTON
                          NATURAL           EMERGING
       YEAR              RESOURCES           MARKETS
---------------------------------------------------------
          1992                2.52
          1993               10.20
          1994               -6.08
          1995               16.17              -4.63
          1996               26.19               6.76

The Wanger Advisors Trust ("Wanger") Division tables shown earlier in this appendix are based on the investment performance, after actual expenses, of the corresponding Wanger Portfolios. The average annual total return used in calculating the death benefit, policy account value and cash surrender value for the respective Portfolios are listed below. These annual total returns do not account for insurance and administrative charges but are net of the mortality and expense risk charge of 0.70%; and, they are not an estimate or a guarantee of future investment performance.

  CALENDAR YEAR AVERAGE NET ANNUAL TOTAL RETURN (%) FOR THE WANGER PORTFOLIOS

                          WANGER
                        U.S. SMALL
       YEAR                 CAP
--------------------------------------
          1996               45.93

The SAFECO RST Division tables shown earlier in this appendix are based on the investment performance, after actual expenses, of the corresponding SAFECO RST Portfolios. The average annual total return used in calculating the death benefit, policy account value and cash surrender value for the respective Portfolios are listed below. These annual total returns do not account for insurance and administrative charges but are net of the mortality and expense risk charge of 0.70%; and, they are not an estimate or a guarantee of future investment performance.

CALENDAR YEAR AVERAGE NET ANNUAL TOTAL RETURN (%) FOR THE SAFECO RST PORTFOLIOS

                          SAFECO             SAFECO             SAFECO             SAFECO             SAFECO
                            RST                RST                RST                RST                RST
       YEAR                BOND              EQUITY             GROWTH            NORTHWEST          SMALL CO.
------------------------------------------------------------------------------------------------------------------
          1988                6.33              25.28
          1989               10.60              26.41
          1990                5.87              -5.91
          1991               13.28              26.15
          1992                6.12               7.36
          1993                9.85              27.22
          1994               -3.63               8.24              11.22               2.95
          1995               17.17              27.93              40.30               6.72
          1996               -0.16              24.09              31.36              11.74

The American Century Variable Portfolios, Inc. ("ACVP") Division tables shown earlier in this appendix are based on the investment performance, after actual expenses, of the corresponding ACVP Portfolios. The average annual total return used in calculating the death benefit, policy account value and cash surrender value for the respective Portfolios are listed below. These annual total returns do not account for insurance and administrative charges, but are net of the mortality and expense risk charge of 0.70%; and, they are not an estimate or a guarantee of future investment performance.

   CALENDAR YEAR AVERAGE NET ANNUAL TOTAL RETURN (%) FOR THE ACVP PORTFOLIOS

                                 ACVP                    ACVP
         YEAR                  BALANCED              INTERNATIONAL
-----------------------------------------------------------------------
            1992                   -6.70
            1993                    7.00
            1994                   -0.10
            1995                   20.40                   11.50
            1996                   11.40                   13.60

STANDARD AND POOR'S 500
-------------------------------------------------------------------

The Standard and Poor's ("S&P 500") is a weighted index of 500 widely held stocks: 400 Industrials, 40 Financial Company Stocks, 40 Public Utilities, and 20 Transportation stocks, most of which are traded on the New York Stock Exchange. The S&P 500 is generally regarded as an accurate composite of the overall stock market.

                            STANDARD AND POOR'S 500

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            STANDARD AND POOR'S 500
1982                          140.64
1983                          164.93
1984                          167.24
1985                          211.28
1986                          242.17
1987                          247.08
1988                          277.72
1989                          353.40
1990                          330.22
1991                          417.09
1992                          435.71
1993                          466.45
1994                          459.27
1995                          615.93
1996                          740.74

ILLUSTRATION OF POLICY VALUES--
VARIABLE UNIVERSAL LIFE

Policy accumulation values are calculated assuming the Standard and Poor's 500 Index annual rates of return on a $250,000 policy, death benefit option A, which was purchased in 1982 by a 45 year old, male, preferred non-smoker. The current schedule of cost of insurance rates were used.

               S&P 500      POLICY         CASH
               ANNUAL       ACCOUNT      SURRENDER       DEATH
   YEAR        RETURN        VALUE         VALUE        BENEFIT
-----------  -----------  -----------  -------------  -----------
      1982        21.58%       3,666         2,466       250,000
      1983        22.43%       8,323         6,763       250,000
      1984         6.10%      12,001        10,081       250,000
      1985        31.57%      19,785        17,640       250,000
      1986        18.21%      26,866        24,721       250,000
      1987         5.17%      31,236        29,520       250,000
      1988        16.50%      39,711        38,424       250,000
      1989        31.43%      55,981        55,123       250,000
      1990        -3.19%      56,687        56,258       250,000
      1991        30.55%      77,668        77,668       250,000
      1992         7.68%      86,350        86,350       250,000
      1993        10.00%      97,680        97,680       250,000
      1994         1.32%     101,238       101,238       250,000
      1995        37.51%     142,723       142,723       250,000
      1996        23.25%     178,865       178,865       250,000

1) Assumes an annual $4000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause this policy to lapse because of insufficient cash value.

THE STANDARD AND POOR'S INDEX RATES SHOWN ABOVE FOR THE LAST 15 YEARS IS A DEMONSTRATION OF A WEIGHTED AVERAGE OF 500 WIDELY HELD STOCKS. IT SHOULD NOT BE DEEMED A REPRESENTATION OF FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE OWNER, THE SIZE OF THE POLICY, ACTUAL PREMIUMS PAID, AND COST OF INSURANCE. THE INFORMATION IN THE CHART IS NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE.

LONG TERM MARKET TRENDS
-------------------------------------------------------------------

The information below covering the period of 1926-1996 an examination of the basic relationship between risk and return among the different asset classes, and between nominal and real (inflation-adjusted) returns. The information is provided because the policyowners have varied investment portfolios available which have different investment objectives and policies. The chart generally demonstrates how different classes of investments have performed during the period. The study of asset returns provides a period long enough to include most of the major types of events that investors have experienced in the past and may experience in the future. This is a historical record and is not intended as a projection of future performance.

The graph depicts the growth of a dollar invested in large company stocks, small company stocks, long-term government bonds, Treasury bills, and a hypothetical asset returning the inflation rate over the period from the end of 1925 to the end of 1996. All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included, except in the small company stock index starting in 1982. Charges associated with a variable insurance policy are not reflected in the chart.

Each of the cumulative index values is initiated at $1.00 at year-end 1925. The graph illustrates that large company stocks and small company stocks gained the most over the entire period. This growth, however, was earned by taking substantial risk. In contrast, long-term government bonds (with approximately 20-year maturity), which exposed the holder to less risk, grew less.

The lowest risk strategy over the entire period was to buy U.S. Treasury bills. Since Treasury bills tended to track inflation, the resulting real (inflation-adjusted) returns were near zero for the entire 1926-1996 period.

[Graph appears here showing the growth of a dollar invested in large company stocks, long-term government bonds, Treasury bills, and a hypothetical asset returning the inflation rate over the period from the end of 1925 to the end of 1996.]

                                    [CHART]

Year End 1925 = $1.00
Source: Stocks, Bonds, Bills and Inflation 1997 Yearbook-TM-
Ibbotson Associates, Chicago (annually updates work by
Roger G. Ibbotson and Rex A. Sinquefield). Used with permission.
All rights reserved.

                                   REPRESENTATIONS

1. Registrant represents that Section (b)(13)(iii)(F) of Rule 6e-3(T) is being relied on.

2. Registrant represents that the level of the risk charge is reasonable in relation to the risks assumed by the life insurer under the Policies.

3. Registrant represents that it has analyzed the risk charge taking into consideration such facts as current charge levels, potential adverse mortality, the manner in which charges are imposed, the markets in which the Policy will be offered and anticipated sales and lapse rates.

    Registrant also represents that a memorandum has been prepared in connection with the analysis of the risk charge as set forth above. Registrant undertakes to keep and make available to the Commission on request the memorandum.

4. Registrant represents that the Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Separate Account will benefit the Separate Account and policyholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

5. Registrant represents that the Separate Account will invest only in management investment companies which have undertaken to have a Board of Directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

PART II

                             UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934. The undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission theretofore or hereafter duly adopted pursuant to authority conferred in that section.

Pursuant to section 26(e) of the Investment Company Act of 1940, the registrant and SAFECO Life Insurance Company represent that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by the insurance company.

                                   INDEMNIFICATION

Under its Bylaws, SAFECO, to the full extent permitted by the Washington Business Corporation Act, shall indemnify any person who was or is a party to any proceeding (whether brought by or in the right of SAFECO or otherwise) by reason of the fact that he or she is or was a director of SAFECO, or, while a director of SAFECO, is or was serving at the request of SAFECO as a director, officer, partner, trustee, employee, or agent or another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

SAFECO shall extend such indemnification as if provided to directors above to any person, not a director of SAFECO, who is or was an officer of SAFECO or is or was serving at the request of SAFECO as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan. In addition, the Board of Directors of SAFECO may, by resolution, extend such further indemnification to an officer or such other person as may to it seem fair and reasonable in view of all relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of SAFECO pursuant to such provisions of the bylaws or statutes or otherwise, SAFECO has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SAFECO of expenses incurred or paid by a director, officer or controlling person of SAFECO in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Policies issued by the Separate Account, SAFECO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

SAFECO Life Insurance Company ("SAFECO") established the Registrant by resolution of its Board of Directors pursuant to Washington law. SAFECO is a wholly-owned subsidiary of SAFECO Corporation, which is a publicly-owned company. Both companies were organized under Washington law. SAFECO Corporation, a Washington corporation, owns 100% of SAFECO Asset Management Company (SAM), SAFECO Services Corporation (SAFECO Services) and SAFECO Securities, Inc. (SAFECO Securities), each a Washington corporation. SAM is the investment advisor, SAFECO Services is the transfer agent and SAFECO Securities is the principal underwriter for each of the SAFECO Mutual Funds. The SAFECO Mutual Funds consist of six Delaware business trusts: SAFECO Common Stock Trust, SAFECO Taxable Bond Trust, SAFECO Tax-Exempt Bond Trust, SAFECO Money Market Trust, SAFECO Managed Bond Trust (formerly SAFECO Institutional Series Trust) and SAFECO Resource Series Trust. The SAFECO Common Stock Trust consists of seven mutual funds: SAFECO Growth Fund, SAFECO Equity Fund, SAFECO Income Fund, SAFECO Northwest Fund, SAFECO International Stock Fund, SAFECO Balanced Fund, SAFECO Small Company Stock Fund and SAFECO U.S. Value Fund. The SAFECO Taxable Bond Trust consists of three mutual funds: SAFECO Intermediate-Term U.S. Treasury Fund, SAFECO GNMA Fund and SAFECO High-Yield Bond Fund. The SAFECO Tax-Exempt Bond Trust consists of five mutual funds: SAFECO Intermediate-Term Municipal Bond Fund, SAFECO Insured Municipal Bond Fund, SAFECO Municipal Bond Fund, SAFECO California Tax-Free Income Fund and SAFECO Washington State Municipal Bond Fund. The SAFECO Money Market Fund consists of two mutual funds: SAFECO Money Market Fund and SAFECO Tax-Free Money Market Fund. The SAFECO Managed Bond Trust consists of one mutual fund: Managed Bond Fund (formerly Fixed-Income Portfolio). The SAFECO Resource Series Trust consists of six mutual funds:
Equity Portfolio, Growth Portfolio, Northwest Portfolio, Bond Portfolio, Money Market Portfolio and Small Company Portfolio.

SAFECO Corporation, a Washington Corporation, owns 100% of the following Washington corporations: SAFECO Insurance Company of America, General Insurance Company of America, First National Insurance Company of America, SAFECO Life Insurance Company of America, SAFECO Assigned Benefits Service Company, SAFECO Administrative Services, Inc., SAFECO Properties Inc., SAFECO Credit Company, Inc., SAFECO Asset Management Company, SAFECO Securities, Inc., SAFECO Services Corporation, SAFECO Trust Company and General America Corporation. SAFECO Corporation owns 100% of SAFECO National Insurance Company, a Missouri corporation, and SAFECO Insurance Company of Illinois, an Illinois corporation. SAFECO Corporation owns 20% of Agena, Inc., a Washington corporation. SAFECO Insurance Company of America owns 100% of SAFECO Surplus Lines Insurance Company, a Washington corporation, and Market Square Holding, Inc., a Minnesota corporation. SAFECO Life Insurance Company owns 100% of SAFECO National Life Insurance Company, a Washington corporation, and First SAFECO National Life Insurance Company of New York, a New York corporation. SAFECO Administrative Services, Inc. owns 100% of Employee Benefit Claims of Wisconsin, Inc. and Wisconsin Pension and Group Services, Inc., each a Wisconsin corporation. General America Corporation owns 100% of COMAV Managers, Inc., an Illinois corporation, F.B. Beattie & Co., Inc., a Washington corporation, General America Corp. of Texas, a Texas corporation, Talbot Financial Corporation, a Washington corporation and SAFECO Select Insurance Services, Inc., a California corporation. F.B. Beattie & Co., Inc. owns 100% of F.B. Beattie Insurance Services, Inc., a California corporation. General America Corp. of Texas is Attorney-in-fact for SAFECO Lloyds Insurance Company, a Texas corporation. Talbot Financial Corporation owns 100% of Talbot Agency, Inc., a New Mexico corporation. Talbot Agency, Inc. owns 100% of PNMR Securities, Inc., a Washington corporation. SAFECO Properties Inc. owns 100% of the following, each a Washington corporation: RIA Development, Inc., SAFECARE Company, Inc. and Winmar Company, Inc. SAFECARE Company, Inc. owns 100% of the following, each a Washington corporation: S.C. Bellevue, Inc., S.C. Everett, Inc., S.C. Marysville, Inc., S.C. Simi Valley, Inc. and S.C. Vancouver, Inc. SAFECARE Company, Inc. owns 50% of Lifeguard Ventures, Inc., a California corporation, 50% of Mission Oaks Hospital, Inc., a California corporation, S.C. River Oaks, Inc., a Washington corporation, Mississippi Health Services, Inc., a Louisiana corporation, and Safecare Texas, Inc., a Texas corporation. S.C. Simi

Valley, Inc. owns 100% of Simi Valley Hospital, Inc., a Washington corporation. Winmar Company, Inc. owns 100% of the following: Barton Street Corp., C-W Properties, Inc., Gem State Investors, Inc., Kitsap Mall, Inc., WNY Development, Inc., Winmar Cascade, Inc., Winmar Metro, Inc., Winmar Northwest, Inc., Winmar Redmond, Inc. and Winmar of Kitsap, Inc., each a Washington corporation, and Capitol Court Corp., a Wisconsin corporation, SAFECO Properties of Boise, Inc., an Idaho corporation, SCIT, Inc., a Massachusetts corporation, Valley Fair Shopping Centers, Inc., a Delaware corporation, WDI Golf Club, Inc., a California corporation, Winmar Oregon, Inc., an Oregon corporation, Winmar of Texas, Inc., a Texas corporation, Winmar of Wisconsin, Inc., a Wisconsin corporation, and Winmar of the Desert, Inc., a California corporation. Winmar Oregon, Inc. owns 100% of the following, each an Oregon corporation: North Coast Management, Inc., Pacific Surfside Corp., Winmar of Jantzen Beach, Inc. and W-P Development, Inc., and 100% of the following, each a Washington corporation:
Washington Square, Inc. and Winmar Pacific, Inc.

No person is directly or indirectly controlled by Registrant.

                                      SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485 under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf thereto duly authorized, in the City of Seattle and State of Washington on the 30th day of June, 1997.

                              SAFECO Separate Account SL

                              By: SAFECO Life Insurance Company
                                    (Depositor)

                              By: /s/ Richard E. Zunker
                                    Richard E. Zunker, President

ATTEST: /s/ Rod Pierson
    Rod Pierson, Secretary

   Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 15 to the Registration Statement on Form S-6 has been signed by the following persons in the capacities and on the dates indicated. Those signatures with an asterisk indicate the signature was supplied by a duly appointed attorney-in-fact under a valid Power of Attorney.

Name                              Title                         Title Date
----                              -----                         ----------

Donald S. Chapman*                Director
Donald S. Chapman

/s/ Boh A. Dickey                 Director
Boh A. Dickey

R.H. Eigsti*                      Director and Chairman
R.H. Eigsti

James T. Flynn*                   Vice President and
                                  Controller (Principal
James T. Flynn                    Accounting Officer)

Dan D. McLean*                    Director
Dan D. McLean

Rod Pierson*                      Director, Senior Vice
Rod Pierson                       President and Secretary

James W. Ruddy*                   Director
James W. Ruddy

Robert L. Spaulding*              Director
Robert L. Spaulding

Robert Swegle*                    Director
Robert Swegle

/s/ Richard E. Zunker             Director and President
Richard E. Zunker                 (Principal Executive Officer)

                                  *By /s/ Boh A. Dickey
                                  Boh A. Dickey
                                  Attorney-in-Fact

                                  *By /s/ Richard E. Zunker
                                  Richard E. Zunker
                                  Attorney-in-Fact

                                     EXHIBITS TO


                           PRE-EFFECTIVE AMENDMENT NO. 1


                                          TO

                                       FORM S-6

                                         FOR

                                 SEPARATE ACCOUNT SL

                                       EXHIBITS




A   (3)  (c) Commission Schedule

A   (5)  Individual Flexible Premium Variable Life Insurance Policy

A   (9)  (c) Form of Participation Agreement (Fidelity VIP III)
             Form of Sub-Licensing Agreement

         (e) Form of Participation Agreement (Wanger)
             Form of Sub-Licensing Agreement

         (f) Form of Participation Agreement (ACVP)
             Form of Sub-Licensing Agreement


99.C1    Consent of Independent Auditors

99.2     Opinion and Consent of Counsel

99.C6    Consent of Actuary